--------------------------------------------------------------------------------
--------------------------------------------------------------------------------

                                                Filed pursuant to Rule 424(b)(1)
                                                               Registration Nos:
                                                                       333-41412
                                                                       333-47374

PROSPECTUS
OCTOBER 4, 2000

                                     [LOGO]

                                   TNPC, INC.

                       24,000,000 SHARES OF COMMON STOCK

--------------------------------------------------------------------------------

    TNPC, INC.:

    - Through our subsidiary, The New Power Company, we intend to become the first nationally branded provider of electricity and natural gas to residential and small commercial customers in the United States.

    - TNPC, Inc.
      10 Glenville Street
      Greenwich, Connecticut 06831
      (203) 531-0400

    SYMBOL & MARKET:

    - NPW/NYSE

    THE OFFERING:

    - We are offering 24,000,000 shares of our common stock.

    - The underwriters have an option to purchase an additional
      3,600,000 shares of common stock from us to cover over-allotments.

    - This is our initial public offering, and no public market currently exists for our shares.

    - Closing: October 11, 2000.

------------------------------------------------------------------------------
                                                      Per Share      Total
------------------------------------------------------------------------------
Public offering price:                                 $21.00     $504,000,000
Underwriting fees:                                       1.21       28,980,000
Proceeds to TNPC, Inc.:                                 19.79      475,020,000
------------------------------------------------------------------------------

     THIS INVESTMENT INVOLVES RISK. SEE "RISK FACTORS" BEGINNING ON PAGE 6.
--------------------------------------------------------------------------------

Neither the SEC nor any state securities commission has determined whether this prospectus is truthful or complete. Nor have they made, nor will they make, any determination as to whether anyone should buy these securities. Any representation to the contrary is a criminal offense.
--------------------------------------------------------------------------------

CREDIT SUISSE FIRST BOSTON                          DONALDSON, LUFKIN & JENRETTE

--------------

CHASE H&Q

              CIBC WORLD MARKETS

                            PAINEWEBBER INCORPORATED

                                          SALOMON SMITH BARNEY

                                                        DLJDIRECT INC.

                 DESCRIPTION OF GRAPHICS/MAP FOR EDGAR FILING:

    Two maps of the United States. One map shows states in which significant portions of the markets will be open by the end of the year 2000 and the other map shows states in which significant portions of the markets will be open by the end of year 2002.

2000     ELECTRICITY & NATURAL GAS              ELECTRICITY                     NATURAL GAS
----   ------------------------------  ------------------------------  ------------------------------
       California                      Arizona*                        Colorado
       Maryland                        Connecticut                     Delaware*
       Massachusetts                   Maine                           Georgia
       Montana*                        New Hampshire                   Illinois*
       New Jersey                      Rhode Island                    Indiana*
       New York                                                        Kentucky*
       Pennsylvania                                                    Michigan*
       Virginia*                                                       Nebraska*
                                                                       New Mexico
                                                                       Ohio
                                                                       South Dakota*
                                                                       Washington, D.C.
                                                                       West Virginia*
                                                                       Wisconsin*
                                                                       Wyoming*

2002:    ELECTRICITY & NATURAL GAS              ELECTRICITY                     NATURAL GAS
-----  ------------------------------  ------------------------------  ------------------------------
       California                      Arizona                         Colorado
       Delaware*                       Arkansas                        Georgia
       Illinois*                       Connecticut                     Indiana*
       Maryland                        Maine                           Kentucky*
       Massachusetts                   New Hampshire                   Nebraska*
       Michigan*                       Rhode Island                    South Dakota*
       Montana                         Texas                           Wyoming*
       New Jersey
       New Mexico
       New York
       Ohio
       Pennsylvania
       Virginia*
       Washington, D.C.
       West Virginia
       Wisconsin*

    The above information reflects our internal estimates based on current legislation and regulations, some of which remain to be finalized and may change. Restructuring of retail natural gas and electricity markets is implemented on a utility-by-utility basis. The maps above show states in which some, if not most, of the utility markets are or are expected to be open to competition as of the dates indicated.

* Pilot Programs.

                               TABLE OF CONTENTS

                                          Page
  Prospectus Summary..................       1
  Risk Factors........................       6
  Special Note Regarding Forward-
    Looking Statements................      15
  Our Background......................      15
  Use of Proceeds.....................      16
  Dividend Policy.....................      16
  Capitalization......................      17
  Dilution............................      18
  Selected Financial Data.............      19
  Management's Discussion and Analysis
    of Financial Condition and Results
    of Operations.....................      21
  Business............................      27

                                          Page
    Description of Material
      Contracts.......................      40
    Management........................      47
    Related Party Transactions........      55
    Principal Stockholders............      57
    Description of Capital Stock......      60
    Shares Eligible For Future Sale...      65
    Underwriting......................      67
    Notice to Canadian Residents......      71
    Legal Matters.....................      72
    Experts...........................      72
    Where You Can Find More
      Information.....................      73
    Index to Financial Statements.....     F-1

                               PROSPECTUS SUMMARY

    THE FOLLOWING SUMMARY HIGHLIGHTS SELECTED INFORMATION FROM THIS PROSPECTUS AND MAY NOT CONTAIN ALL THE INFORMATION THAT IS IMPORTANT TO YOU. TO LEARN MORE ABOUT THE OFFERING AND OUR BUSINESS, YOU SHOULD READ THE ENTIRE PROSPECTUS, INCLUDING OUR FINANCIAL STATEMENTS AND RELATED NOTES APPEARING ELSEWHERE IN THIS PROSPECTUS.

                                  OUR COMPANY

    We intend to become the first nationally branded provider of electricity and natural gas to residential and small commercial customers in the United States. Through our subsidiary, The New Power Company, we will offer consumers in restructured retail energy markets competitive energy prices, flexible payment and pricing choices, improved customer service, and other innovative products, services and incentives. Although our initial focus will be on providing electricity and natural gas, as we develop our business, we will offer additional products, services and customized solutions for residential and small commercial customers.

    We were formed by Enron Corp., the largest trader and marketer of electricity and natural gas in North America, to target the rapidly restructuring residential and small commercial markets for these products. We believe we are uniquely positioned to succeed because of:

    - our access to Enron's technical resources, regulatory and risk management expertise, and reliable wholesale commodity purchasing power;

    - our relationships with market-leading strategic partners such as America Online, Inc. and International Business Machines Corporation; and

    - a management team with significant consumer marketing, energy commodity risk management, and deregulation experience.

    We began acquiring electricity customers in select utility markets in Pennsylvania and New Jersey in August 2000. Following those efforts, we expect to enter two additional electricity markets in Pennsylvania beginning later this year.

    We recently acquired the residential and small commercial retail energy business of subsidiaries of Columbia Energy Group, which includes approximately 285,000 natural gas customers and 20,000 electricity customers in eight states, primarily Georgia, Ohio and Pennsylvania. The Columbia customer base, together with residential customers in California and Ohio to be transferred to us by Enron and customers we acquire in our initial target markets, will give us a significant beginning customer base of over 325,000 customers. These customers will give us an opportunity to broaden our understanding of operations and market characteristics in several geographic areas, and will also offer opportunities to begin cross-selling other products and services.

    We are evaluating several additional markets for entry beginning in 2001, which may include electric power markets in California, Connecticut, Massachusetts, Ohio, New Jersey, Pennsylvania and Texas, and natural gas markets in New Jersey.

OUR MARKET OPPORTUNITY

    We estimate that the total residential and small commercial electric and natural gas marketplace in the United States exceeds $150 billion annually, making it one of the largest consumer markets to undergo competitive regulatory restructuring. As of September 2000, a significant portion of markets in nine states were open to retail electric competition, and 11 states had a significant portion of markets open to retail natural gas competition. A number of other states had also approved pilot programs to evaluate restructuring on a test basis, and laws or regulatory plans providing for future retail electric competition had been adopted in several other states. Although in many of these jurisdictions, final rules implementing market restructuring are not yet finalized and effective, we estimate that by the end of 2002, roughly 50% of the U.S. population, or approximately 55 million households, will be in markets where consumers can choose either their electricity or natural gas provider or both. As was the case in the deregulation of the long-distance telephone markets, we believe that a significant percentage of consumers will be receptive to switching from their monopoly energy providers to competitive providers.

OUR STRATEGY

    Our success will depend upon our ability to identify and enter favorable restructured energy markets and to achieve sufficient customer scale to create a profitable operating cost structure. Specifically, we intend to:

    - Pursue our "first mover's" advantage to become the premier nationally branded provider of residential and small commercial energy services.

    - Selectively enter retail energy markets that have rate structures, market rules, consumer demographics, energy consumption patterns and risk management profiles that we believe will enable us to provide savings and flexibility to our customers at an acceptable margin.

    - Focus on customer profitability by directing our marketing efforts to customers who we believe will be most attracted to energy savings or who will be receptive to purchasing incremental products and services from their energy provider.

    - Capitalize on our risk management and commodity trading systems, resources and skills to create a competitive advantage.

    - Take advantage of the increasing consumer acceptance of online commerce, both directly through our website (www.newpower.com) and through our exclusive interactive marketing agreement with AOL, to reduce our customer acquisition and service costs and serve our customers more effectively.

    - Acquire and serve customers through traditional channels to ensure that we can reach all customers, regardless of their preferred method for doing business.

    - Develop strategic marketing alliances with established consumer brand partners to reach our target customers more effectively, including arrangements to offer airline miles and other incentives.

    - Utilize our "best in class" customer care and revenue management systems that we have developed with IBM to provide superior customer service and to maintain an attractive cost structure.

    - Offer customers flexible pricing and payment alternatives, and tailored product and service offerings to match their specific needs.

    - Cross-sell additional products and services to our customers, such as home warranties and other home services and products.

OUR MANAGEMENT

    We have assembled an experienced senior management team led by our President and Chief Executive Officer, H. Eugene Lockhart, who was the President of AT&T Consumer Services and Chief Marketing Officer of AT&T, and prior to that, President and Chief Executive Officer of MasterCard International. In addition, we have a number of senior executives from the telecommunications and consumer financial services industries, as well as several former Enron personnel specializing in energy commodity pricing, marketing, risk management, and government affairs. We believe the experience gained by our management in other consumer and energy markets that have undergone regulatory restructuring will give us an advantage as we operate in restructured retail electric and gas markets.

OUR STRATEGIC PARTNERS

    ENRON. Enron has contributed its retail residential energy business to us, and has entered into a number of favorable arrangements that we believe will give us competitive advantages, either through outright ownership of systems or through services agreements. These arrangements include commodity supply agreements that provide us electric and natural gas commodities at favorable wholesale prices, and agreements that give us access to proprietary software and risk management systems for managing our energy purchasing and delivery functions, and minimizing our commodity risk exposure.

    IBM. We have entered into a ten-year revenue management and customer care agreement with IBM Global Services, an industry leader in providing similar customer service functions in many industries. IBM is also developing and hosting our website for online commerce and billing applications. We believe these arrangements will enable us to offer superior customer service in a cost-effective, readily scalable manner.

    AOL. We have entered into a six-year interactive marketing agreement with AOL, which provides us exclusive rights, within limits, to market electricity and natural gas to consumers through AOL's online system and gives us access to over 23 million AOL subscribers. Our agreement gives AOL the right to receive equity and other incentives intended to encourage AOL to solicit customers to sign up for our services. We believe AOL is a premier online marketing channel, particularly for our targeted consumers.

CAPITAL FUNDING

    Since our formation in late 1999, we have raised approximately $214 million in private equity capital from California Public Employees' Retirement System, funds managed by DLJMB Partners, GE Capital Equity Investments, Inc., IBM, Ontario Teachers' Pension Plan Board and others.

RISKS RELATED TO OUR STRATEGY

    Our business plan will be subject to a number of significant risks. In particular, you should understand that our success will depend on the continued adoption and implementation by regulators of favorable competitive market rules in a sufficient number of markets to justify our expenditures. If favorable competitive market restructuring does not continue or is delayed, we may not be successful. We also face a number of other risks, including that we are a new company without a successful operating history, that we expect to incur substantial operating losses for a significant period of time, and a number of other operational and other risks described under "Risk Factors." You should review and consider these risks carefully before deciding whether to invest in our common stock.

                                  THE OFFERING

Common stock offered by us......................  24,000,000 shares

Common stock and common stock acquirable upon
  exercise of Class A warrants to be
  outstanding after this offering...............  123,751,877 shares

Use of proceeds.................................  The net proceeds from this offering are estimated to be approximately $473 million. We will use the
                                                  net proceeds for marketing, customer acquisitions
                                                  and general corporate purposes. See "Use of
                                                  Proceeds."

NYSE symbol.....................................  NPW

    Unless otherwise indicated, the information in this prospectus:

    - assumes completion of a 200:1 split of our common stock effected in September 2000;

    - assumes the issuance of 5,560,792 shares of common stock in connection with the automatic cashless exercise upon completion of this offering of Class B warrants;

    - assumes the issuance of 69,070,800 shares of common stock subject to issuance under Class A warrants having an exercise price of $0.05 per share, which will become exercisable on or after December 31, 2000;

    - assumes the issuance of $5 million of our common stock to IBM at a price per share equal to one-half the initial public offering price;

    - does not assume the issuance of additional shares of common stock that may be issued after this offering pursuant to agreements with IBM, AOL or other strategic partners;

    - does not assume the issuance of 11,076,000 shares of common stock that will be subject to issuance after the consummation of this offering upon the exercise of options issued under our stock plan as of September 24, 2000;

    - assumes the issuance of $5 million of restricted stock to members of management under our stock plan at the initial public offering price; and

    - assumes the underwriters' over-allotment option to purchase 3,600,000 additional shares is not exercised.

                             SUMMARY FINANCIAL DATA
                (IN THOUSANDS, EXCEPT SHARE AND PER SHARE DATA)

    Enron created a subsidiary, Enron Energy Services, LLC, on May 1, 1997 to conduct retail marketing and sales of natural gas and electricity to residential, commercial and industrial customers. Historically, our business was the residential energy operating unit of Enron Energy Services. The following table presents summary financial data, since inception, related to the residential electric and natural gas business of Enron Energy Services in California and Ohio that was contributed to us in our initial private placement transaction effective January 6, 2000. Our summary financial data for the period from inception, May 1, 1997, through December 31, 1997, and as of and for the years ended December 31, 1998 and 1999 set forth below have been derived from financial statements audited by Arthur Andersen LLP, independent public accountants. Our financial data as of and for the six months ended June 30, 1999 and 2000 set forth below have been derived from unaudited financial statements which, in the opinion of management, reflect all adjustments (consisting of normal recurring adjustments) necessary for a fair presentation of the financial data for these periods. Our summary financial information also presents summary unaudited pro forma condensed financial data as of and for the six months ended June 30, 2000 and for the year ended December 31, 1999. The pro forma condensed financial data gives effect to our acquisition of assets and customers from subsidiaries of Columbia Energy Group and a private placement of equity, each of which we closed in July 2000, as if such transactions occurred on January 1, 1999 for income statement data and as if such transactions occurred as of the balance sheet date for balance sheet data.

    You should read the following summary financial data together with "Management's Discussion and Analysis of Financial Condition and Results of Operations", our financial statements and related notes and our condensed pro forma financial statements included elsewhere in this prospectus.

    Due to our limited operating history and our new business model, we believe that period-to-period comparisons of our revenues and results of operations are not meaningful. As a result, you should not rely on our revenues or results of operations for any period as an indication of our future performance or prospects.

                                                                                       SIX MONTHS ENDED JUNE 30,
                                                 YEARS ENDED DECEMBER 31,         ------------------------------------
                             MAY 1 TO      ------------------------------------           ACTUAL
                           DECEMBER 31,     ACTUAL      ACTUAL       PRO FORMA    ----------------------    PRO FORMA
                               1997          1998        1999          1999         1999        2000          2000
STATEMENT OF INCOME
  DATA:
Revenues................      $    766     $  7,024   $     7,838   $   114,508   $ 3,807    $     4,758   $    89,865
Cost of sales...........           632        4,679         5,748       115,445     2,517          4,032        81,782
                              --------     --------   -----------   -----------   -------    -----------   -----------
Gross profit............           134        2,345         2,090          (937)    1,290            726         8,083
Operating expenses......        19,503       19,686        27,117        76,702     8,016         45,558        61,237
                              --------     --------   -----------   -----------   -------    -----------   -----------
Operating loss..........      $(19,369)    $(17,341)  $   (25,027)  $   (77,639)  $(6,726)   $   (44,832)  $   (53,154)
                              ========     ========   ===========   ===========   =======    ===========   ===========
Basic and diluted net
  loss per common
  share.................                              $   (125.14)  $     (3.56)             $     (1.97)  $     (2.12)
Shares used in computing
  net loss per common
  share.................                                  200,000    21,791,400               21,479,443    23,927,197

                                                                       AS OF JUNE 30, 2000
                                                              -------------------------------------
                                                                                       PRO FORMA
                                                               ACTUAL    PRO FORMA   AS ADJUSTED(1)
BALANCE SHEET DATA:
Cash and cash equivalents...................................  $ 77,537   $142,637       $615,157
Working capital.............................................  $ 44,929   $142,629       $615,149
Total assets................................................  $106,540   $222,340       $694,860
Total stockholders' equity..................................  $ 66,681   $182,481       $655,001

--------------------------

(1) Adjusted to reflect completion of this offering, including the mandatory cashless exercise of all outstanding Class B warrants.

                                  RISK FACTORS

    YOU SHOULD CONSIDER CAREFULLY THE FOLLOWING RISKS AND OTHER INFORMATION IN THIS PROSPECTUS BEFORE YOU DECIDE WHETHER OR NOT TO PURCHASE SHARES OF OUR COMMON STOCK. IF ANY OF THE ADVERSE EVENTS DESCRIBED BELOW ACTUALLY OCCUR, OUR BUSINESS, FINANCIAL CONDITION AND OPERATING RESULTS COULD BE MATERIALLY ADVERSELY AFFECTED. AS A RESULT, THE TRADING PRICE OF OUR COMMON STOCK COULD DECLINE AND YOU MAY LOSE PART OR ALL OF YOUR INVESTMENT.

IF COMPETITIVE RESTRUCTURING OF THE ELECTRIC AND NATURAL GAS MARKETS IS DELAYED OR DOES NOT RESULT IN VIABLE COMPETITIVE MARKET RULES, WE MAY NOT BE ABLE TO GENERATE ENOUGH REVENUE TO FUND OUR BUSINESS MODEL.

    To date, only a limited number of markets have been opened to retail energy competition. In many of these markets, such as those in California, the market rules adopted have not resulted in energy service providers being able to compete successfully with the incumbent utilities, and customer switching rates have been low. Only recently have a small number of markets, such as markets in Pennsylvania and New Jersey, opened to competition under rules that we believe may offer attractive competitive opportunities. Our business model depends on other favorable markets opening under viable competitive rules in a timely manner.

    There recently has been a significant amount of press coverage of some of the supply problems and price volatility being experienced in restructured electric power markets during periods of high demand. Many of these press accounts have been critical of the restructuring of electric power markets. In response to these issues, the California legislature, for example, recently adopted rate cap legislation affecting the San Diego market, which has created uncertainty over the future of the restructuring process in California. We cannot assure you that negative press and legislative or other attention to the electric power restructuring process will not cause the process to be delayed or reversed. If the trend towards competitive restructuring of retail energy markets does not continue or is delayed or reversed, our business prospects and financial condition could be materially adversely impaired.

    Retail energy market restructuring has been and will continue to be a complicated regulatory process, with competing interests advanced not only by relevant state and federal utility regulators, but also by state legislators, federal legislators, incumbent utilities, consumer advocacy groups, and potential market participants. In any particular market, there are a number of rules that ultimately will determine the attractiveness of that market. Markets that we enter may have both favorable and unfavorable rules. As a result, the extent to which there are legitimate competitive opportunities for alternative energy suppliers in a given jurisdiction may vary widely, and we cannot assure you that regulatory structures will offer us competitive opportunities to sell energy to consumers on a profitable basis. The regulatory process could be negatively impacted by a number of factors, including interruptions of service, significant or rapid price increases, and other factors which may be attributed by opponents of competition in these markets to restructuring and to the lack of regulatory control. The legislative and regulatory processes in some states take prolonged periods. In a number of jurisdictions, it may be many years from the date legislation is enacted until restructuring is completed.

    In addition, although most retail energy market restructuring has been conducted at the state and local levels, recent increases in energy costs have prompted an investigation of wholesale markets by the Federal Energy Regulatory Commission and other attention at the federal level. Similarly, bills have been proposed in Congress in the past that would preempt state laws concerning the restructuring of the retail energy markets. Although none of these initiatives has been successful, we cannot assure you that federal legislation will not be passed in the future that could materially adversely affect our business.

WE ARE A NEW COMPANY WITHOUT A SUCCESSFUL OPERATING HISTORY AND CANNOT ASSURE YOU WE WILL BECOME PROFITABLE.

    We are a new company with a limited operating history. Although we acquired Enron's residential operations in connection with our formation transaction in January 2000, these operations were limited in scope and do not reflect our business model going forward. Therefore, we believe that period-to-period comparisons of our past revenues and results of operations are not meaningful.

    Before investing in our common stock, you should consider the risks and difficulties that we face as a company with an unproven business model in the new and rapidly evolving restructured retail energy markets. We are currently in the process of implementing our billing, customer care and Internet website infrastructure and our marketing strategies. We have only recently begun acquiring new revenue producing customers. We will need to expend substantial funds for the development, construction, testing and deployment of our systems and the promotion of our brand. These activities are expected to place significant demands on our managerial, operational and financial resources.

    We have only recently assembled our management team. We cannot guarantee that our new management team will be able to operate effectively or to implement successfully our business model.

WE EXPECT INITIALLY TO INCUR SUBSTANTIAL OPERATING AND NET LOSSES, AND WE CANNOT ASSURE YOU WE WILL ATTAIN PROFITABILITY.

    We have incurred net losses since inception and based on our current business plan we expect to continue to incur substantial losses for a significant period of time. To date, we have recognized minimal revenue and our ability to generate increased revenue is subject to uncertainty. In addition, we intend to increase our operating expenses significantly to develop our business, including brand development, marketing and other promotional activities and the continued development of our billing, customer care and Internet website infrastructure. We expect that our total operating expenses for the year ended December 31, 2000 will be approximately $140 to $160 million. Our ability to become profitable will depend on, among other things:

    - our ability to attract and to retain a critical mass of customers at a reasonable cost;

    - our ability to develop internal corporate organization and systems;

    - the continued competitive restructuring of retail energy markets with viable competitive market rules; and

    - our ability to manage effectively our energy requirements and to sell our energy at a sufficient margin.

WE MAY HAVE DIFFICULTY OBTAINING ENOUGH CUSTOMERS TO GENERATE A SUFFICIENT AMOUNT OF REVENUE TO RECOVER OUR EXPENSES INCURRED TO ENTER NEW MARKETS.

    We anticipate that we will incur significant costs as we enter new markets and pursue customers by utilizing a variety of marketing methods. In order for us to recover these expenses, we must attract and retain a large number of customers to our service.

    We may experience difficulty attracting customers because many customers may be reluctant to switch to a new company for the supply of a commodity as critical to their well-being as electric power or natural gas. A major focus of our marketing efforts will be to convince customers that we will be a reliable provider with sufficient resources to meet our commitments, and that they can benefit from switching to our services. If our marketing strategy is not successful, our business, results of operations, and financial condition will be materially adversely affected.

OUR CERTIFICATE OF INCORPORATION PERMITS US TO PURSUE ONLY LIMITED BUSINESS ACTIVITIES. IF THESE LIMITED ACTIVITIES ARE NOT SUCCESSFUL, IT WILL BE DIFFICULT FOR US TO GENERATE POSITIVE OPERATING RESULTS FROM OTHER ENTERPRISES.

    In connection with our formation, we agreed in our certificate of incorporation generally to limit our corporate operations to the retail marketing and sale of natural gas, electricity and other commodities, products and services to specifically defined small commercial customers and residential customers in the United States, for specified periods. Our certificate of incorporation will thus limit our ability to pursue other potentially profitable activities, including selling energy or other products and services to larger commercial or industrial customers. For more information about the limitations on our corporate purpose, please see the description of the limited purpose clause contained in our certificate of incorporation under "Description of Capital Stock."

WE WILL DEPEND ON ENRON, IBM AND OTHER THIRD-PARTIES TO PROVIDE SEVERAL CRITICAL FUNCTIONS FOR OUR BUSINESS, AND THE LOSS OF THESE FUNCTIONS COULD RESULT IN INCREASED COSTS OF OPERATION AND DELAYS IN THE LAUNCH OF OUR COMMERCIAL OPERATIONS.

    As part of our initial private placement, Enron agreed to provide a number of critical services for our business, such as risk management services and the wholesale supply of commodities on favorable terms. Under the current contracts governing these services, Enron is not obligated to provide these services after the expiration of the terms of the applicable agreements, which occur at various times, depending on the service, from six months to up to four years from commencement of the agreements. When those agreements expire, we will be required to negotiate new agreements with Enron, develop our own capabilities, or find other providers of the same services. We cannot be sure that we will be able to develop our own ability to conduct these services or obtain these services on terms equally favorable at that time. However, as a result of the development of our own capabilities, we do not currently view any of the agreements that expire within the next 12 months to be material to our operations. The most material agreements with Enron are our commodity supply agreements which we may extend until January 2004.

    In addition, we have entered into a ten-year agreement with IBM to design, construct and operate our back-office functions, including customer billing and processing. We have also retained IBM to design and construct a website that will provide our customers with the opportunity to view their bills at any time and to pay their bills online. Any problems that arise with the design and construction of our back-office or our website functions could result in increased expenditures, delays in the expansion of our commercial operations, or unfavorable customer experiences that could materially adversely affect our business strategy. Also, any interruption of the services provided by IBM could be disruptive to our business.

    For a more complete description of the contracts governing our relationships with Enron and IBM, see "Description of Material Contracts."

EVEN THOUGH ENRON HAS SIGNIFICANT INFLUENCE OVER US AND IS EXPECTED TO PROVIDE US MATERIAL SERVICES, ENRON MAY COMPETE AGAINST US UNDER SOME CIRCUMSTANCES WHICH COULD NEGATIVELY AFFECT OUR OPERATIONS. IN ADDITION, WE MAY HAVE OTHER CONFLICTS OF INTEREST WITH ENRON WHICH MAY RESULT IN ADDITIONAL UNFORESEEN COSTS.

    Enron has substantial experience in trading and marketing energy products and has substantial resources it can devote to its business ventures. Although our noncompetition agreement with Enron prohibits Enron and its affiliates from competing against us as a retail provider of power and natural gas to residential customers in the United States for specified periods, that agreement does not restrict Enron and its affiliates from competing against us as a retail provider of power and natural gas to any commercial customers, including small commercial customers. As a result, the possibility exists that we may compete against Enron in some business areas, which could materially adversely affect our results of operations and our financial condition. In addition, the noncompetition agreement will terminate in January 2005, and could terminate sooner in some cases, after which Enron could compete against us in all of our business segments.

    Under the terms of the master services agreement we executed with Enron, we are entitled to use the services of Enron's government affairs department to handle various regulatory and legislative issues and activities related to the restructuring of the power and natural gas markets. Because Enron is actively involved in the commercial and wholesale power and natural gas markets, the possibility exists that we may advocate a different regulatory position with regard to a legislative or regulatory issue than Enron. Under the terms of the master services agreement, Enron's government affairs department is not required to take any position on our behalf that Enron believes may conflict with Enron's own interests. Therefore, the possibility exists that we may need to find other representation when confronted with legislative or regulatory issues in which our interests are not aligned with those of Enron, and that Enron may take regulatory positions that are counter to our interests.

    For a more complete description of the contracts governing our relationships with Enron, see "Description of Material Contracts."

SUBSTANTIAL FLUCTUATIONS IN ENERGY COMMODITY PRICES OR THE COST OF TRANSMITTING AND DISTRIBUTING THESE ENERGY COMMODITIES COULD INCREASE OUR COSTS OF OPERATION.

    To provide energy to our customers, we must purchase the relevant commodity in the wholesale energy markets, which are often highly volatile. In particular, the wholesale electric power markets often experience enormous commodity price fluctuations during peak load periods. We intend to manage our wholesale commodity price risk by implementing a risk management strategy that will hedge against large price fluctuations in the wholesale energy markets. However, wholesale energy market prices may fluctuate to such extremes that we are not able to hedge our positions effectively, or we may otherwise fail to hedge our positions effectively. Furthermore, to the extent that we enter into contracts with customers that require us to provide energy at a fixed price over an extended period of time, we may incur losses caused by rising commodity prices. Recently, commodity prices have increased significantly. Periods of rising commodity prices may reduce our ability to compete with incumbent utilities because their regulated rates may not immediately increase to reflect these increased costs. Any of these contingencies could substantially increase our costs of operation if we are forced to purchase commodities at very high prices, which could have a material adverse effect on our financial condition.

    We also are required to arrange for the scheduling and transmission of energy commodities to the local utilities for distribution over their distribution networks. In some circumstances we may be unable to obtain sufficient capacity on the electric grid or the pipeline network to deliver the energy to the local distribution point in a particular market at the appropriate time. If we are unable to meet our delivery requirements to the local utilities, we may be subject to fines and penalties, as well as adverse customer reaction.

WE WILL BE REQUIRED TO RELY ON UTILITIES WITH WHOM WE WILL BE COMPETING TO PERFORM SOME FUNCTIONS FOR OUR CUSTOMERS. BECAUSE OF OUR RELIANCE ON UTILITIES, SERVICE FAILURES THAT ARE BEYOND OUR CONTROL MAY STILL LEAD TO POOR CUSTOMER SATISFACTION WITH OUR SERVICES AND UNFORSEEN COSTS OF OPERATION.

    Under the regulatory structures adopted in most jurisdictions, we will be required to enter into agreements with local incumbent utilities for use of the local distribution systems, and for the creation and operation of functional interfaces necessary for us to serve our customers. Any delay in these negotiations or our inability to enter into reasonable agreements could delay or negatively impact our ability to serve customers in those jurisdictions, which could have a material negative impact on our business, results of operations, and financial condition.

    We will also be dependent on local utilities for maintenance of the infrastructure through which we will deliver electricity and natural gas to our customers. We are limited in our ability to control the level of service the utilities provide to our customers. Any infrastructure failure that interrupts or impairs delivery of electricity or natural gas to our customers could materially negatively impact the satisfaction of our customers with our service, which could materially adversely affect our business.

    Regulations in many markets require that the services of reading our customers' energy meters and the billing and collection process be retained by the local utility. In those states, we will be required to rely on the local utility to provide us with our customers' information regarding energy usage, to collect from the customers and to pay us for our customers' usage based on what the local utility collects from our customers. We may be limited in our ability to confirm the accuracy of the information provided by the local utility and we may not be able to control when we receive payment from the local utility. If we are not allowed to issue our own bill, or if the consolidated bill issued by the local utility fails to provide us an opportunity to brand our services or offer additional products and services, we will be limited in our ability to develop and improve our relationship with our customers. If we do not receive payments from the local utility on a timely basis, our working capital may be impaired.

IN MOST MARKETS, WE WILL BE REQUIRED TO BEAR CREDIT RISK FOR OUR CUSTOMERS. IF WE ARE NOT ABLE TO EFFECTIVELY MANAGE THIS CREDIT RISK, WE MAY INCUR ADDITIONAL COSTS OF OPERATION.

    In most markets, we are either responsible for the billing and collection functions for our customers or otherwise bear the risk of their failure to pay their utility bills in a timely manner or at all. In many of these markets, we may be limited in our ability to terminate service to customers who are delinquent in payment. Even if we terminate service to customers who fail to pay their utility bill in a timely manner, we may remain liable to our suppliers of electricity and natural gas for the cost of those commodities and to the local utilities for services related to the transmission and distribution of electricity and natural gas to those customers. The failure of our customers to pay their bills in a timely manner or our failure to maintain adequate billing and collection programs could materially adversely affect our business.

OUR BUSINESS MODEL WILL DEPEND IN PART ON THE CONTINUED USE AND GROWTH OF THE INTERNET AND E-COMMERCE. A REJECTION OF THE INTERNET AS A VIABLE COMMERCIAL MEDIUM COULD PREVENT OR DELAY THE IMPLEMENTATION OF COST-CUTTING MEASURES IN OUR BUSINESS MODEL.

    Although we will offer our products and services through many channels, an important part of our marketing and customer service strategy will be to access and serve our customers through Internet websites, including through our marketing agreement with AOL. Our business could be materially adversely affected if use of the Internet does not continue to develop, develops more slowly than expected, or becomes regulated in ways that hinder our marketing efforts.

    Capacity constraints caused by growth in the use of the Internet may, unless resolved, impede further development of the Internet to the extent that users experience delays, transmission errors and other difficulties. In addition, the adoption of the Internet for commerce and communications, particularly by those individuals and companies that have historically relied upon alternative means of commerce and communication, generally requires the understanding and acceptance by our customers of a new way of conducting business and exchanging information. Further, any state or federal regulations that impose taxes upon commerce conducted over the Internet or define privacy rights with respect to the use of the Internet could negatively impact the usefulness of the Internet as a commercial medium. Therefore, if the necessary infrastructure, products, services or facilities are not developed, or if the Internet does not remain a viable commercial medium, our business, results of operations and financial condition could be materially adversely affected.

WE MAY NOT BE ABLE TO MANAGE OUR GROWTH SUCCESSFULLY. ANY SUCH FAILURE COULD OVERLY BURDEN OUR RESOURCES AND LEAD TO POOR CUSTOMER SATISFACTION IN OUR SERVICES.

    We hope to grow and develop our business rapidly. The development of our operations will depend upon, among other things, our ability to expand our customer base in our initial markets and to enter new markets in a timely manner at reasonable costs. In addition, we anticipate that our employee base will grow to accommodate our increased customer base. As we expand our operations, we may encounter difficulties integrating new customers and employees as well as any legacy systems of acquired entities, such as the Columbia business. We also may experience difficulty managing the growth of a portfolio of customers that is diverse both with respect to the types of services they will require, the market rules in their jurisdiction and the infrastructure delivering our products to those customers.

    Expanding our operations may also require continued development of our operating and financial controls and may place additional stress on our management and operational resources. If we are unable to manage our growth and development successfully, our operating results and financial condition could be materially adversely affected.

WE MAY EXPERIENCE PROBLEMS INTEGRATING THE COLUMBIA SYSTEMS INTO OUR OPERATIONS, WHICH COULD CAUSE US NOT TO RECOGNIZE ALL OF THE EXPECTED BENEFITS OF THIS ACQUISITION.

    We recently acquired the residential and small commercial business of subsidiaries of Columbia Energy Group. We may encounter problems in managing the transaction and integrating the operations and customers into our business. Formal transfer of the Columbia customers in some of their markets will not occur until we receive regulatory approvals. Regulators may impose conditions on transfer certificates, which could delay or impair our ability to serve customers, and the incumbent utilities may seek to recover switching fees, which could be substantial. Also, current fixed price contracts with many of the Columbia customers currently are at rates that do not reflect recent increases in commodity prices, and will therefore generate losses until those contracts expire and can be re-priced. Of the approximately 305,000 Columbia customers being acquired, substantially all are subject to fixed price contracts. These contracts are subject to expiration and renewal on a rolling basis, with approximately 25,000 expiring per month over the next year. Even with the substantial increases in wholesale costs for natural gas this year and the possible volatility in the wholesale price of electricity, we may decide not to increase the retail price in order to avoid adverse customer reaction, which could result in losses. If we do attempt to raise prices to market levels upon the expiration of the contracts, regulatory bodies or other public officials may attempt to impose rate caps or other limits, or we may experience a higher loss of those customers to competitors and incumbent providers. Upon acquiring these operations and customers, we may discover that the systems and assets we are acquiring are inadequate, or cannot easily be migrated to the systems we are developing to run our business, and that the customers do not have an attractive profile in terms of credit worthiness or demand characteristics. Any of these factors could materially adversely affect our business.

WE MAY FACE STRONG COMPETITION FROM INCUMBENT UTILITIES AND OTHER COMPETITORS, WHICH MAY LIMIT OUR ABILITY TO ACQUIRE CUSTOMERS AND ADVERSELY AFFECT OUR FINANCIAL RESULTS.

    In most markets, our principal competitor may be the local incumbent utility company or an unregulated affiliate of the incumbent utility. The incumbent utilities have the advantage of long-standing relationships with their customers, and they may have longer operating histories, greater financial and other resources and greater name recognition in their markets than we do. In addition, incumbent utilities have been subject to regulatory oversight, in some cases for close to a century, and thus have a significant amount of experience regarding the regulators' policy preferences as well as a critical economic interest in the outcome of proceedings concerning their revenues and terms and conditions of service. Incumbent utilities may seek to decrease their tariffed retail rates to limit or to preclude the opportunities for competitive energy suppliers, and otherwise seek to establish rates, terms and conditions to the disadvantage of competitive energy suppliers. The incumbent utilities may later seek regulatory approval to raise rates once the competition has been eliminated.

    Some of our competitors, including incumbent utilities, have formed alliances or joint ventures, or announced intentions to compete in the restructured retail electricity and natural gas industry, including on a national scale. Many customers of these incumbent utilities may decide to stay with their long-time energy provider if they have been satisfied with its service in the past. Therefore, it may be difficult for us to compete against incumbent utilities and their affiliates for customers who are satisfied with their historical utility provider.

    In addition to competition from the incumbent utilities and their affiliates, we expect to face competition from a number of other energy service providers, including Internet start-up companies focusing on Internet marketing and online services, and major energy industry participants who may develop businesses that will compete with us in both local and national markets. We also may face competition from other nationally branded providers of consumer products and services. Some of these competitors or potential competitors may be larger and better capitalized than us.

WE HAVE BROAD DISCRETION IN HOW WE USE THE PROCEEDS OF THIS OFFERING, AND WE MAY NOT USE THE PROCEEDS EFFECTIVELY.

    Our management could spend the proceeds from this offering in ways with which our stockholders may not agree. A large portion of the proceeds from this offering is expected to be used to develop our brand name and image, to pursue marketing strategies, and to acquire customers. Many of these expenditures will only create intangible assets that are difficult to measure and which will not appear as assets on our balance sheet. We may also use the proceeds in future strategic acquisitions. Until we need to use the proceeds from this offering, we plan to invest the net proceeds in investment grade securities. We cannot assure you the proceeds from this offering will be invested to yield a favorable return.

WE WILL FACE RISKS SUCH AS INTEGRATION PROBLEMS AND INCREASED EXPENSES IF WE UNDERTAKE OTHER ACQUISITIONS, WHICH COULD CAUSE OUR FINANCIAL RESULTS TO SUFFER.

    We may make investments in complementary companies, products or technologies. If we buy a company or business, we may experience difficulty in assimilating that company's personnel and operations. In addition, the key personnel of the acquired company may decide not to work for us. Furthermore, if we acquire the residential or small commercial businesses of an incumbent utility or other energy provider in a particular market, the customers of that utility may not be under any obligation to use our services. If we make other types of acquisitions, we may experience difficulty in assimilating the acquired technology or products into our operations. These difficulties could disrupt our ongoing business, distract our management and employees, and increase our expenses. Furthermore, we may use the proceeds of this offering, incur debt, or issue equity securities to pay for any future acquisitions. If we issue additional equity securities for acquisitions, our stockholders could experience dilution. As of the date of this prospectus, we have no agreements regarding any future acquisitions.

WE MAY NEED TO RAISE ADDITIONAL CAPITAL, WHICH MAY NOT BE AVAILABLE. THIS COULD JEOPARDIZE OUR FINANCIAL POSITION.

    Although we expect the net proceeds from this offering, together with proceeds from our prior rounds of private financings and revenues from operations, to be sufficient to fund our business plan for at least twenty four months, the proceeds from this offering may not be sufficient to fund our long-term marketing efforts, our build-out program and our working capital requirements. We may need to incur debt in order to fund working capital or for other purposes. We cannot be certain that we will be able to obtain additional financing on favorable terms or at all. If we need additional capital and cannot raise it on acceptable terms, our financial condition and business will be materially adversely affected.

ENRON AND OUR OTHER CURRENT PRINCIPAL STOCKHOLDERS MAY BE ABLE TO CONTROL THE OUTCOME OF MATTERS SUBMITTED TO A STOCKHOLDERS VOTE, WHICH LIMITS THE RIGHTS OF OTHER STOCKHOLDERS TO INFLUENCE THE AFFAIRS OF OUR COMPANY.

    On completion of this offering, the investors in our two private placements will collectively own 79% of our outstanding common stock and Class A warrants, or 77% if the underwriters' over-allotment option is exercised in full. In particular, Enron and Cortez Energy Services, LLC will collectively own, directly or indirectly, 45% of our common stock and Class A warrants, or 44% if the underwriters' over-allotment option is exercised in full. In addition, on completion of this offering, representatives of the investors in our two private placements, if they acted together, would have the power to elect a majority of our board of directors. As a result, our private placement investors, if they acted together, would be in a position to influence or control the outcome of matters requiring a stockholder vote, including the election of directors and the approval of mergers and other significant corporate transactions, which will reduce the influence of other stockholders with respect to these matters.

OUR SUCCESS MAY DEPEND ON KEY MEMBERS OF OUR MANAGEMENT, THE LOSS OF WHOM COULD DISRUPT OUR BUSINESS OPERATIONS.

    We depend on the continued employment and performance of key management personnel. A number of our senior executives have gained substantial experience in consumer and energy markets that have undergone regulatory restructuring. We believe their experience will be important to our success. Although we have entered into employment agreements with many of our executive officers that include equity incentives, if our key executives resign or are unable to continue in their present roles and are not adequately replaced, our business operations could be materially adversely affected.

WE HAVE VARIOUS MECHANISMS IN PLACE TO DISCOURAGE TAKEOVER ATTEMPTS, WHICH MAY REDUCE OR ELIMINATE YOUR ABILITY TO SELL YOUR SHARES FOR A PREMIUM IN A CHANGE OF CONTROL TRANSACTION.

    Various provisions of our certificate of incorporation, bylaws and Delaware law may discourage, delay or prevent a change in the control of our company that you may consider favorable. These provisions include:

    - authorizing the issuance of "blank check" preferred stock that could be issued by our board of directors to increase the number of outstanding shares and to delay or deter a takeover attempt;

    - limits on the ability of stockholders to call special meetings of stockholders;

    - prohibiting stockholder action by written consent after this offering; and

    - advance notice requirements for nominations of candidates for election to the board of directors or for proposing matters that can be acted upon by stockholders at annual stockholder meetings.

PURCHASERS IN THIS OFFERING WILL INCUR IMMEDIATE AND SUBSTANTIAL DILUTION OF THE BOOK VALUE OF THEIR INVESTMENT.

    The initial public offering price of our common stock will be substantially higher than the book value per share of our outstanding common stock. As a result, if we were liquidated for book value immediately following this offering, stockholders purchasing in this offering would receive less than the price they paid for their common stock. Although investors in this offering will have invested approximately 69% of the cash raised by us since our inception, they will collectively own only approximately 19% of our outstanding common stock and Class A warrants to be outstanding upon completion of this offering.

FUTURE SALES OF OUR COMMON STOCK MAY DEPRESS OUR STOCK PRICE, CAUSING THE VALUE OF YOUR INVESTMENT TO DECLINE.

    The market price of our common stock could decline due to sales of a large number of shares of our common stock in the market after the offering or the perception that these sales could occur. Further, any additional capital raised through the sale of equity may dilute your ownership percentage in our company and reduce the value of your investment. Please read "Shares Eligible for Future Sale" for information about the number of shares that will be outstanding after this offering that could be resold after this offering.

DUE TO THE NATURE OF OUR BUSINESS AND THE FACT THAT OUR SHARES HAVE NOT BEEN PUBLICLY TRADED PREVIOUSLY, THE MARKET PRICE OF OUR COMMON STOCK MAY BE PARTICULARLY VOLATILE AND COULD DROP UNEXPECTEDLY, CAUSING THE VALUE OF YOUR INVESTMENT TO DECLINE.

    Prior to this offering, there has been no public market for our common stock. We cannot assure you that an active public trading market for our stock will develop or be sustained after this offering. The initial public offering price of our common stock has been determined through negotiations between our management and the representatives of the underwriters. The market price after this offering may vary significantly from the initial offering price in response to a number of factors, some of which are beyond our control.

    The stock market in general has recently experienced extreme price fluctuations. These broad market fluctuations could materially adversely affect the market price of our common stock after this offering. The market price of our common stock may fluctuate substantially due to a variety of factors, including:

    - any actual or anticipated fluctuations in our financial condition and operating results;

    - public announcements concerning us or our competitors;

    - public announcements regarding the speed, desirability or success of the restructuring of retail electricity and natural gas markets;

    - the introduction or market acceptance of new service offerings by us or our competitors;

    - changes in industry research analysts' estimates;

    - sales of our common stock by existing stockholders;

    - any loss by us of key personnel; and

    - the occurrence or non-occurrence of any of the other risks described above.

               SPECIAL NOTE REGARDING FORWARD-LOOKING STATEMENTS

    Some of the statements under "Prospectus Summary," "Risk Factors," "Management's Discussion and Analysis of Financial Condition and Results of Operations," "Business" and elsewhere in this prospectus constitute forward-looking statements. Forward-looking statements relate to future events or our future financial performance. In some cases, you can identify forward-looking statements by terminology like "may," "will," "should," "expects," "plans," "projected," "anticipates," "believes," "estimates," "predicts," "potential" or "continue" or the negative of these terms or other comparable terminology. All projections as to future events contained in this prospectus are forward-looking statements. These statements involve known and unknown risks, uncertainties and other factors that may cause our company's or our industry's actual results, levels of activity, performance or achievements to be materially different from any future results, levels of activity, performance or achievements expressed or implied by these forward-looking statements. In evaluating these statements, you should specifically consider various factors, including the risks outlined under "Risk Factors." These factors may cause our actual results to differ materially from any forward-looking statement.

    Although we believe that the expectations reflected in the forward-looking statements are reasonable, we cannot guarantee future results, levels of activity, performance or achievements.

                                 OUR BACKGROUND

    We were incorporated in Delaware in November 1999. Enron formed TNPC because it believed that a separate company with consumer-oriented management, substantial strategic partners and external financing would be an effective vehicle for targeting restructuring residential energy markets. From the date of our incorporation until January 6, 2000, all issued and outstanding shares of our common stock were held by Enron Energy Services. On January 6, 2000, we completed our initial private placement of common stock and two classes of warrants, which we refer to as Class A warrants and Class B warrants, under a contribution and subscription agreement we entered into with various investors, including Enron Energy Services.

    In our initial private placement, the investors other than Enron Energy Services made cash contributions totaling $100 million. Enron Energy Services contributed retail electricity and gas customer contracts and entered into a services agreement, two commodity supply agreements and a software agreement, in exchange for shares of our common stock and Class A warrants. In addition, both Enron and Enron Energy Services entered into a noncompetition agreement limiting Enron and Enron Energy Services from competing against us in specified businesses and a business opportunity agreement that governs how we will address future business opportunities between us. In exchange for these contributions and agreements, we issued to the investors in our initial private placement, in the aggregate, 19.8 million shares of our common stock, Class A warrants to acquire 60 million shares of our common stock, and Class B warrants to acquire
10.3 million shares of our common stock.

    In July 2000, we signed definitive agreements for our second private placement of Class A warrants and common stock. In our second private placement, our investors, in the aggregate, paid approximately $104 million in exchange for Class A warrants to acquire 9,070,800 shares of common stock and 639,000 shares of common stock.

    We are a holding company and we intend to conduct all of our operations through subsidiaries, including The New Power Company. We expect that state and federal regulatory permits and certificates related to the retail marketing and sale of electricity and natural gas will be held by The New Power Company.

    Our principal executive offices are currently located at 10 Glenville Street, Greenwich, Connecticut 06831, and our telephone number is
(203) 531-0400, although we expect to move into other offices in Purchase, New York in the fourth quarter of this year. Our Internet site is www.newpower.com. The information on our website does not constitute a part of this prospectus.

                                USE OF PROCEEDS

    We estimate that the net proceeds from this offering will be approximately $473 million, after deducting the underwriting discounts and commissions and estimated offering expenses. If the underwriters' over-allotment option is exercised in full, we estimate that the net proceeds will be approximately $544 million, after deducting the estimated underwriting discounts and commissions and unreimbursed offering expenses.

    We intend to use the net proceeds from this offering for general corporate purposes and we expect that a majority of these proceeds will be used for marketing and customer acquisitions, depending on how quickly our business grows. We will determine the specific amount that will be allocated for marketing and customer acquisitions at a later date. Pending these uses, the net proceeds of this offering will be invested in investment grade securities.

                                DIVIDEND POLICY

    We have not declared or paid cash dividends on our capital stock since our inception, and we do not anticipate declaring or paying any cash dividends in the foreseeable future. Instead, we currently expect to retain our earnings, if any, to finance our business. Our board of directors has the authority to declare and pay dividends on the common stock, in its discretion, as long as there are funds legally available to do so.

                                 CAPITALIZATION

    The following table sets forth our capitalization as of June 30, 2000, on an actual basis, on a pro forma basis to reflect completion of the Columbia acquisition and our second round private placement, and as adjusted to reflect:

    - the net cashless exercise of all outstanding Class B warrants that will occur in connection with this offering;

    - the sale of the shares of common stock in this offering; and

    - the application of the estimated net proceeds from this offering.

    This table should be read in conjunction with "Use of Proceeds," "Management's Discussion and Analysis of Financial Condition and Results of Operations," our financial statements and the related notes and our condensed pro forma financial statements included elsewhere in this prospectus.

                                                                       AT JUNE 30, 2000
                                                              ----------------------------------
                                                                                      PRO FORMA
                                                               ACTUAL    PRO FORMA   AS ADJUSTED
                                                                        (IN THOUSANDS)
Cash and cash equivalents:..................................  $ 77,537   $142,637      $615,157
                                                              ========   ========      ========

Long-term debt:.............................................  $     --   $     --      $     --

Stockholders' equity:
  Preferred stock, par value $.01 per share, 50,000,000
    shares authorized; no shares issued and outstanding.....        --         --            --
  Common stock, par value $.01 per share, 500,000,000 shares authorized; 22,614,600 shares issued and outstanding;
    24,406,000 shares issued and outstanding, pro forma;
    53,966,792 shares issued and outstanding, as
    adjusted(1).............................................       226        244           540
  Additional paid-in capital................................   108,877    224,659       696,883
  Accumulated deficit.......................................   (42,422)   (42,422)      (42,422)
                                                              --------   --------      --------
    Total stockholders' equity..............................    66,681    182,481       655,001
                                                              --------   --------      --------
      Total capitalization..................................  $ 66,681   $182,481      $655,001
                                                              ========   ========      ========

------------------------
(1) Does not include 11,076,000 shares of common stock issuable upon exercise of options issued under our 2000 Stock Plan as of September 24, 2000 or $5 million of restricted stock to be issued to members of our management valued at the initial public offering price. Please read "Management--2000 Stock Plan." Also does not include 69,070,800 shares of common stock issuable for $0.05 per share upon exercise of outstanding Class A warrants.

                                    DILUTION

    Our pro forma net tangible book value as of June 30, 2000 was $0.56 per share of common stock. Net tangible book value per share is determined by dividing our tangible net worth (tangible assets less total liabilities) by the total number of outstanding shares of common stock and shares subject to issuance upon exercise of outstanding Class A warrants and Class B warrants. After giving effect to the sale of the shares in this offering and the receipt of the estimated net proceeds (after deducting estimated underwriting discounts and commissions and estimated expenses of this offering), our net tangible book value at June 30, 2000 on a pro forma basis would have been $4.28 per share. This represents an immediate increase in the net tangible book value of $3.72 per share to existing stockholders and an immediate dilution (i.e., the difference between the initial public offering price and the pro forma net tangible book value after this offering) to new investors purchasing common stock in this offering. The following table illustrates the per share dilution to new investors purchasing common stock in this offering at $21 per share:

Assumed public offering price per share.....................              $21.00
  Net tangible book value per share at June 30, 2000........   $0.56
  Increase per share attributable to new investors..........    3.72
Pro forma net tangible book value per share after this
  offering..................................................                4.28
                                                                          ------
Dilution per share to new investors.........................              $16.72
                                                                          ======

    The following table sets forth, on a pro forma basis as of June 30, 2000, the number of shares of common stock purchased from us, the total cash consideration paid therefor, and the average price per share paid by existing stockholders and by new investors:

                                            SHARES PURCHASED      TOTAL CASH CONTRIBUTIONS    AVERAGE CASH
                                         ----------------------   -------------------------    PRICE PER
                                           NUMBER      PERCENT       AMOUNT        PERCENT       SHARE
Existing stockholders..................   99,751,877    80.61     $222,853,540      30.66%       $ 2.23
New investors..........................   24,000,000    19.39      504,000,000      69.34         21.00
                                         -----------    -----     ------------      -----
  Total................................  123,751,877      100%    $726,853,540        100%         5.87
                                         ===========    =====     ============      =====

The foregoing computations assume the exercise of the Class A warrants and the Class B warrants. The foregoing computations also includes $5 million of restricted stock to be issued to members of management under our 2000 Stock Plan at the initial public offering price, and the issuance of $5 million of common stock to IBM at one-half of the initial public offering price, which will occur in the fourth quarter of 2000. The foregoing computations assume no exercise of outstanding stock options granted under our stock option plan. Options to purchase a total of 2,746,600 shares of common stock have been granted under our 2000 Stock Plan at exercise prices below the initial public offering price, which are exercisable at a weighted average exercise price of $6.91 per share. If the shares currently subject to outstanding options under the 2000 Stock Plan at exercise prices below the initial public offering price were included in the foregoing calculations, the net tangible book value per share before this offering would be $0.55, the pro forma net tangible book value per share after this offering would be $4.18 and the dilution per share to new investors would be $16.82. In addition, the average cash price per share paid by existing stockholders would increase to $2.36 per share.

                            SELECTED FINANCIAL DATA

    Enron created a subsidiary, Enron Energy Services, on May 1, 1997 to conduct retail marketing and sales of natural gas and electricity to residential, commercial and industrial customers. Historically, our business was the residential energy operating unit of Enron Energy Services. The following table presents selected financial data, since inception, related to the residential power and natural gas business of Enron Energy Services in California and Ohio that was contributed to us in our initial private placement transaction completed January 6, 2000. Our selected financial data for the period from inception, May 1, 1997, through December 31, 1997, and as of and for the years ended December 31, 1998 and 1999 set forth below have been derived from financial statements audited by Arthur Andersen LLP, independent public accountants. Our financial data as of and for the six months ended June 30, 1999 and 2000 set forth below have been derived from unaudited financial statements which, in the opinion of management, reflect all adjustments (consisting of normal recurring adjustments) necessary for a fair presentation of the financial data for these periods.

    You should read the following selected financial data together with "Management's Discussion and Analysis of Financial Condition and Results of Operations," our financial statements and related notes included elsewhere in this prospectus.

    Due to our limited operating history and our new business model, we believe that period-to-period comparisons of our revenues and results of operations are not meaningful. As a result, you should not rely on our revenues or results of operations for any period as an indication of our future performance or prospects.

                                   TNPC, INC.

                                                                        YEARS ENDED            SIX MONTHS ENDED
                                                     MAY 1, TO          DECEMBER 31,               JUNE 30,
                                                   DECEMBER 31,    ----------------------   -----------------------
                                                       1997          1998        1999         1999         2000
                                                           (IN THOUSANDS, EXCEPT SHARE AND PER SHARE DATA)
STATEMENT OF INCOME DATA:
    Revenues.....................................     $    766     $  7,024   $     7,838   $  3,807   $     4,758
    Cost of sales................................          632        4,679         5,748      2,517         4,032
                                                      --------     --------   -----------   --------   -----------
    Gross profit.................................          134        2,345         2,090      1,290           726
    Operating expenses...........................       19,503       19,686        27,117      8,016        45,558
                                                      --------     --------   -----------   --------   -----------
    Operating loss...............................      (19,369)     (17,341)      (25,027)    (6,726)      (44,832)
    Interest (income) expense....................           --           --            --         --        (2,410)
                                                      --------     --------   -----------   --------   -----------
    Net loss.....................................     $(19,369)    $(17,341)  $   (25,027)  $ (6,726)  $   (42,422)
                                                      ========     ========   ===========   ========   ===========
    Basic and diluted net loss per common
      share......................................                             $   (125.14)             $     (1.97)
    Shares used in computing net loss per common
      share......................................                                 200,000               21,479,443

                                                                     AS OF DECEMBER 31,            AS OF JUNE 30,
                                                            ------------------------------------        2000
                                                               1997         1998        1999       ---------------
                                                            (UNAUDITED)         (IN THOUSANDS)
BALANCE SHEET DATA:
    Cash and cash equivalents.............................   $     --     $     --   $        --     $    77,537
    Working capital.......................................   $    111     $  1,421   $    93,306     $    44,929
    Total assets..........................................   $    428     $  3,673   $   113,115     $   106,540
    Long-term debt, less current portion..................         --           --            --              --
    Total stockholders' equity............................   $    111     $  1,421   $   101,239     $    66,681

    TNPC, Inc. acquired the Columbia Energy Mass Markets Business Segment in July 2000. The Columbia Energy Mass Markets Business Segment is comprised of Columbia Energy Retail Corporation ("CERC") and the residential and small commercial electric business of Columbia Energy Power Marketing Corporation ("CPM") (collectively referred to as "Columbia"). Both CERC and CPM are presently separate legal entities. CERC provides service to retail customers only, while CPM serves retail and wholesale customers. The following table presents selected financial data, since inception, related to all the operations of CERC and only the retail operations of CPM. Both CERC and CPM are wholly-owned subsidiaries of Columbia Energy Services ("CES"). CES is a wholly-owned subsidiary of Columbia Energy Group. Columbia's selected financial data as of and for the years ended December 31, 1998 and 1999 set forth below have been derived from financial statements audited by Arthur Andersen LLP, independent public accountants. Columbia's financial data as of and for the six months ended June 30, 1999 and 2000 set forth below have been derived from unaudited financial statements which, in the opinion of management, reflect all adjustments (consisting of normal recurring adjustments) necessary for a fair presentation of the financial data for those periods.

    You should read the following selected financial data together with "Management's Discussion and Analysis of Financial Condition and Results of Operations", Columbia's financial statements and related notes included elsewhere in this prospectus.

    Due to Columbia's limited operating history and TNPC's new business model, we believe that period-to-period comparisons of Columbia's revenues and results of operations are not meaningful. As a result, you should not rely on Columbia's revenues or results of operations for any period as an indication of Columbia's future performance or prospects.

                 COLUMBIA ENERGY MASS MARKETS BUSINESS SEGMENT

                                                                  YEARS ENDED        SIX MONTHS ENDED
                                                                 DECEMBER 31,            JUNE 30,
                                                              -------------------   -------------------
                                                                1998       1999       1999       2000
                                                              --------   --------   --------   --------
                                                                           (IN THOUSANDS)
Statement of income data:
Net revenues................................................  $ 27,856   $106,670   $ 56,486   $85,108
Cost of revenues............................................    25,165    109,696     54,886    77,750
                                                              --------   --------   --------   -------
Gross profit................................................     2,691     (3,026)     1,600     7,358

General and administrative expenses.........................    18,237     43,552     19,847    12,662
                                                              --------   --------   --------   -------
Operating Loss..............................................  $(15,546)  $(46,578)  $(18,247)  $(5,304)
Interest (Income) Expense...................................        --     (1,365)      (724)    1,075
                                                              --------   --------   --------   -------
Net loss....................................................  $(15,546)  $(45,213)  $(17,523)  $(6,379)
                                                              ========   ========   ========   =======

                                                              AS OF DECEMBER 31,    AS OF JUNE 30, 2000
                                                              -------------------   -------------------
                                                                1998       1999           ACTUAL
                                                              --------   --------   -------------------
Balance sheet data:
Cash and cash equivalents...................................  $     --   $    187        $    224
Working capital.............................................  $ 17,728   $ 44,049        $ 10,313
Total assets................................................  $ 26,184   $ 49,681        $ 29,137
Total owners' equity........................................  $(15,546)  $(40,759)       $(47,139)

                    MANAGEMENT'S DISCUSSION AND ANALYSIS OF
                 FINANCIAL CONDITION AND RESULTS OF OPERATIONS

    The following discussion and analysis should be read in conjunction with the financial statements and the related notes included elsewhere in this prospectus. The discussion contains forward-looking statements that involve risks and uncertainties. Our actual results could differ materially from the results anticipated in these forward-looking statements as a result of factors including, but not limited to those under "Risk Factors" and elsewhere in this prospectus. We have a limited operating history and intend to expand our operations significantly. Accordingly, we do not believe the discussion and analysis of our historical financial condition and results of operations set forth below are indicative nor should they be relied upon as an indicator of our future performance.

OVERVIEW

    In November of 1999, we were formed by Enron Corp. to target the rapidly restructuring residential and small commercial markets for electricity and natural gas. We intend to become the first nationally branded provider of electricity and natural gas in the United States.

    We were capitalized through the contribution of certain assets by Enron Energy Services and a private placement to outside investors, pursuant to an agreement executed on December 23, 1999. On January 6, 2000, we completed our initial private placement of common stock and two classes of warrants in exchange for an aggregate of $100 million in cash. In exchange for its ownership, Enron Energy Services agreed to contribute its residential electricity and natural gas customers in California and Ohio to us, subject to applicable regulatory approvals, and entered into a number of agreements with us which we believe will offer us competitive advantages as we grow our business. Pending actual transfer of the Enron customers to us, Enron will continue to serve those customers, with the economic benefits and burdens of the customer contracts assigned to us.

    In November 1999, we entered into a marketing agreement with AOL to assist us in reaching a broad customer base in a cost-efficient manner. Under the terms of the AOL agreement, we will be required to make total payments of $49 million over the term of the six year agreement, of which $15.8 million had been paid as of June 30, 2000. We also agreed to issue 258,060 shares of our common stock to AOL for each 100,000 customers that subscribe to our service through AOL, up to one million customers, and thereafter to pay AOL $25 for each customer over one million that subscribes through AOL.

    Since our initial private placement, we have focused our efforts on hiring our management team, refining our plans for the initial launch of our services in Pennsylvania and New Jersey in August 2000, developing our operating infrastructure, negotiating the acquisition of customers from Columbia and identifying other target markets. In conjunction with these activities, in May 2000, we entered into an agreement with IBM, pursuant to which IBM will provide us with systems integration and other services relating to customer acquisition, customer care and revenue management over a ten-year term. We estimate the aggregate systems integration service fees will be between $65 and $75 million, all but approximately $10 million of which will be expensed as incurred. For services relating to customer acquisition, customer care and revenue management, fees are a combination of fixed and variable as our customer base grows. Beginning June 1, 2000, TNPC will pay IBM a fixed fee of $1,000,000 per month for the term of the agreement until the total monthly fees reach specified thresholds plus a variable fee based on number and type of customer. The variable fee includes separate components for each customer that vary based on whether the customer is served online or by mail, a separate fee for each market entered and a per minute customer service charge. We anticipate that costs incurred under this agreement will approximate $50 million for the year ending December 31, 2000. In connection with the IBM agreement, IBM agreed, among other things, to purchase $5 million of our common stock valued at one half of the initial public offering price, on December 29, 2000. We will expense the discount of $5 million on a straight line basis over 10 years, the life of the agreement.

    On July 31, 2000, we acquired the residential and small commercial retail energy business of Columbia Energy Group and some of its affiliates, which includes approximately 20,000 electricity customers and 285,000 natural gas customers, primarily in Georgia, Ohio and Pennsylvania. The purchase price consisted of a cash payment of $11.7 million and the issuance of approximately 600,000 shares of our common stock. In addition, we will be required to make a payment of up to $3.9 million one year following closing depending on customer retention levels. Also, in connection with the acquisition, we purchased natural gas inventory and customer accounts receivable for approximately $32.6 million.

    We believe that the historical financial results of the Columbia operations are not reflective of what could have been achieved if the operations were conducted in accordance with our business plan, in part because, until January 2000, commodity purchasing activities were conducted through affiliates of Columbia in transactions that may not have reflected arms-length commodity pricing or hedging activities. We believe commodity margins for this business began to improve in January 2000 as a result of Enron beginning to perform commodity purchasing and risk management functions for the Columbia business under a wholesale supply agreement entered into in January 2000. The Columbia financial results also reflect unusually high bad debt and other operating expenses due to significant billing and infrastructure problems encountered by Columbia during 1999. We believe that these problems have generally been resolved as of the date of our purchase and therefore we expect these relative expense levels for the Columbia operations to improve from what was experienced in 1999.

    We are a party to an agreement with Enron and Enron Energy Services whereby Enron and Enron Energy Services will provide certain support services for us while we develop our own infrastructure. Historically, these services were provided by Enron and Enron Energy Services and recorded as contributions from parent. During the year ending December 31, 2000 we will be required to reimburse Enron and Enron Energy Services for certain costs they incur on our behalf.

    Pursuant to our contribution and subscription agreement executed by TNPC and its investors as part of our initial private placement transaction, Enron Energy Services agreed to contribute and assign to TNPC specified residential customer contracts. As of the date hereof, such contracts have not actually been assigned to TNPC and are not anticipated to be assigned until 2001. As a result of the foregoing, Enron Energy Services has performed and is continuing to perform risk management activities on the commodities relevant to such customers as part of the risk management activities conducted on Enron Energy Services' entire portfolio of business, and Enron Energy Services did not and does not allocate or separately perform risk management services with respect to the contributed contracts as a separate segment. Because the trading activities performed were made on a portfolio basis without separate allocation as to the purchases of commodities for the residential customers being contributed to TNPC, the cost of sales amounts carved-out from Enron Energy Services for historical periods to represent the cost of sales of TNPC do not reflect the results of such trading activities. For the contributed electricity customers in California, our historical cost of sales is based on an index price adjusted for the applicable renewable energy source, or "green," energy credit allowed under regulation, less the incremental cost of acquiring green power. For the gas customers in Ohio, our historical results reflect Enron Energy Services' weighted average cost of sales on a settlement basis. Effective July 2000, TNPC and Enron Energy Services entered into an agreement that clarified the margin calculation for the contributed contracts. For the electricity customers in California, both parties agreed that the monthly margin will equal the green credit of $15 per mega-watt hour, less the incremental cost of acquiring green power. For the gas customers in Ohio, TNPC will receive a margin of 7% of sales revenue. This agreement will remain in effect until the customers are transferred from Enron Energy Services to TNPC in 2001. We anticipate that this agreement will not have a material impact on our financial results.

    We have a limited operating history on which to evaluate our business and prospects. We believe that our prospects must be evaluated in light of the risks, expenses and difficulties frequently encountered by companies in their early stage of development, particularly companies in new and rapidly evolving markets such as retail energy markets. We believe that our success will depend in a large part upon our ability to attract and retain a significant number of customers in each of our principal markets and serve those customers in a profitable manner. Accordingly, we intend to increase significantly our spending on sales and marketing, customer acquisition, build-up of our infrastructure, website development and strategic relationships. We expect that our total operating expenses for the year ended December 31, 2000 will be approximately $140 to $160 million. We have incurred and expect to continue to incur substantial losses and negative cash flows on both an annual and interim basis and the rate at which these losses will be incurred will increase significantly from current levels until we reach a sufficient scale in terms of customers acquired and retained and we achieve profitability.

    We recognize revenue for the sale of electricity or natural gas once the commodity has been delivered to the customer. Depending on the particular regulations regarding energy service providers in the various markets in which we will operate, our bills may also include charges relating to the transmission and distribution of the commodity, for which the utility is ultimately responsible. If we maintain the risk of loss for transmission and delivery, we will also recognize revenue for these charges. If these charges are passed through to the customer from the utility, and we do not maintain the risk of loss, we will not recognize revenue nor costs for the transmission and distribution charges included in our customers' bills.

RESULTS OF OPERATIONS

TNPC, INC.

    TNPC's revenues are derived from the sale and delivery of electricity and natural gas to retail customers in the United States. For the period from May 1, 1997 through December 31, 1997 and the years ended December 31, 1998 and 1999 and the six months ended June 30, 1999 and 2000, respectively, electricity revenues were $0, $4,616,898, $6,037,209, $2,476,548 and $3,643,490, which constituted 0%, 66%, 77%, 65% and 77% of total revenues. We commenced sales of electricity in California in the second quarter of 1998, thus there were no sales prior to this time and the revenues for 1998 represented roughly three-fourths of a full year of operations. The revenues for the six month period ended June 30, 1999 is less than one half of annualized revenues due to seasonality related to lower consumption of electricity in the colder winter months.

    For the period from May 1, 1997 through December 31, 1997 and the years ended December 31, 1998 and 1999 and the six months ended June 30, 1999 and 2000, respectively, natural gas revenues were $765,673, $2,407,079, $1,800,878,
$1,330,321 and $1,114,408, which constituted 100%, 34%, 23%, 35% and 23% of total revenues. We commenced sales of natural gas in Ohio in May of 1997. The natural gas revenues for the six month periods ended June 30, 1999 and 2000 comprise a significant portion of the annual natural gas revenues as this period contains the colder winter months during which consumption of natural gas is at its highest.

    TNPC's cost of sales represents the direct costs of acquiring and delivering the electricity and natural gas to our customers. For the period from May 1, 1997 through December 31, 1997, and the years ended December 31, 1998 and 1999, and the six months ended June 30, 1999 and 2000, respectively, the cost of electricity, as a percentage of electricity revenues, totaled 0%, 71%, 73%, 65% and 82%. For the same periods, respectively, the cost of natural gas, as a percentage of natural gas revenues, totaled 83%, 57%, 73%, 67% and 93%. Gross margins with respect to electricity fluctuated in connection with market changes in the cost of electricity. Gross margins with respect to natural gas also fluctuated due to market factors.

    TNPC's operating expenses include all those costs incurred related specifically to acquiring and supporting residential customers that were not part of the direct process of acquiring and delivering electricity and natural gas to our customers. For the period from May 1, 1997 through December 31, 1997 and the years ended December 31, 1998 and 1999 and the six months ended
June 30, 1999 and 2000, respectively, operating expenses were $19,502,950, $19,685,903, $27,116,890, $8,016,209 and

$45,558,179. TNPC's operating expenses were greater during the eight month period ended December 31, 1997 as TNPC initiated its marketing efforts to acquire residential customers. Operating expenses for the year ended
December 31, 1999 are greater than those for 1998 primarily due to an $8,000,000 non-cash compensation expense related to the issuance of common shares of TNPC to an executive of Enron Energy Services and TNPC. Operating expenses for the six months ended June 30, 2000 are increased over the comparable prior period due primarily to TNPC significantly increasing its staff and its infrastructure beginning in April 2000 in anticipation of beginning to execute TNPC's business plan as discussed under "Business." Also, compensation expenses recorded during the period related to the recruitment of certain executives to TNPC contributed to increased operating expenses, specifically $6,049,494, was expensed related to arrangements under the make whole provisions of executive employment agreements. Our operating expenses include certain allocated operating expenses from Enron Energy Services and Enron. Such allocations and charges are based on a percentage of total operating expenses for the services provided, based on factors such as headcount or the specific level of activity directly related to such costs. For the period from May 1, 1997 through December 31, 1997 and the years ended December 31, 1998 and 1999 and for the six months ended June 30, 1999 and 2000, respectively, approximately $12.9 million, $7.5 million, $13.2 million, $6.7 million and $2.9 million of operating expenses were allocated to us from Enron and Enron Energy Services.

COLUMBIA ENERGY MASS MARKETS BUSINESS SEGMENT

    Columbia grew its business rapidly during 1999. As a result, revenues for the year ended December 31, 1999 increased $78,813,698 over the year ended December 31, 1998. Columbia's revenues for the first six months of 2000 improved $28,621,315 from the same period in 1999. Electricity revenues increased $3,594,877 and natural gas revenues improved $25,026,438. The improvement in electricity revenue was due principally to Columbia attracting additional customers. Similarly, the number of natural gas customers increased from an average of 215,000 in 1999 to 285,000 in 2000. Natural gas volume sold also increased from 15.8 Bcf in 1999 to 21.0 Bcf in 2000.

    Gross margin for the year ended December 31, 1999 was a loss of $3,026,277, a $5,717,500 decrease from the year ended December 31, 1998. Electricity gross margins accounted for $1,325,785 of this decrease while gas margins declined $4,391,715. The decrease in gas margins was generally the result of having fixed price contracts for the sale of gas to customers and having to purchase the gas supply at market rates. The market prices for natural gas rose throughout 1999. The electricity margin was primarily a result of the inability of the billing system to generate invoices for approximately $1.2 million of commodity delivered to customers in the PECO choice program. Management decided to forgo billing of these invoices in order to promote customer satisfaction. Gross margins for the first six months of 2000 improved $5,757,409 from the same period in 1999. Electricity gross margins improved $857,939 and natural gas margin increased $4,899,470 during the first six months of 2000. The increase in electricity gross margin is due to infrastructure improvements enabling Columbia to bill its accounts on a timely basis. The natural gas margin improvement was due to the increase in volumes sold, increased number of higher margin customers, and efficiencies gained in purchasing and hedging of the natural gas supply.

    General and administrative expenses increased $13,780,230 during the year ended December 31, 1999 as compared to the year ended December 31, 1998, reflecting increases in personnel, use of corporate resources and outside contractor services to assist in the billing operation improvements. Bad debt expense increased $5,065,864 over the prior year as a result of the billing situation mentioned above. Depreciation expense increased $6,468,617 during 1999 primarily reflecting the impairment of certain software systems. General and administrative expenses decreased $6,081,698 during the six months ended
June 30, 2000 as compared to the prior year period primarily as a result of a reduction in advertising, because Columbia effectively halted all advertising programs in late 1999 as a result of the decision to put the business up for sale. Increases in costs such as customer care and billing were offset by cost reductions in personnel and administrative services.

    Historically Columbia purchased certain administrative services including senior executive oversight, human resource administration, legal, information technology, internal audit and business development from affiliated entities. Such costs were $2,552,000, $6,905,000, $1,546,000 and $2,724,000 for the years ended December 31, 1998 and 1999 and the six months ended June 30, 1999 and 2000 respectively, and are included in general and administrative expenses. In management's opinion, these charges were reasonable for the services provided.

LIQUIDITY AND CAPITAL RESOURCES

    Historically, we have financed our activities through contributions from Enron and, after January 6, 2000, through private placements of our common stock and warrants to purchase our common stock. In our initial private placement, on January 6, 2000, we received proceeds of $100 million in exchange for shares of our common stock and warrants. In May 2000, we sold common stock to IBM for proceeds of $10 million. In July 2000 we completed our second private placement, in which investors paid approximately $104 million to purchase common stock and warrants. Enron will not continue to be a source of capital to us after this offering. As of the date of this prospectus, we plan to use the proceeds from this offering for working capital and other general corporate purposes as described under "Use of Proceeds" elsewhere in this prospectus. We may also use the proceeds in future strategic acquisitions but do not at present have any acquisitions planned.

    Net cash used in operating activities of $19,480,381, $18,650,589 and $16,610,171 in the period from May 1, 1997 through December 31, 1997 and the years ended December 31, 1998 and 1999, respectively, and $6,485,448 and $20,006,416 during the six months ended June 30, 1999 and 2000, respectively, resulted primarily from net losses of $19,368,940, $17,341,203, $25,027,042,
$6,725,977 and $42,421,846 for each respective period. In July 2000, we used existing cash reserves to pay the $11.7 million Columbia purchase price and $32.6 million to purchase natural gas inventory and customer accounts receivable required as part of the Columbia acquisition.

    Our operating expenses increased substantially in the second quarter of 2000 and we expect operating expenses to increase further, in part, because of our commencing substantial marketing and customer acquisition activities together with increased selling, general and administrative expenses. We are also committed to make significant payments under our agreements with IBM and AOL described above under "--Overview."

    We currently expect that the net proceeds from this offering, together with the proceeds from our prior rounds of private financings and revenue from operations, will be sufficent to fund all of our working capital, capital expenditures and liquidity requirements for at least the next 24 months, absent a significant acquisition or other extraordinary transaction, which we do not currently contemplate. If our efforts to obtain customer scale during the next two years are successful and we are not adversely affected in a significant manner by any of the risks discussed under "Risk Factors," we do not expect to need to raise additional funds. Forecasting our cash needs long-term, however, is subject to numerous uncertainties, and we may need to raise additional funds. We cannot be certain that we will be able to obtain additional financing on favorable terms or at all. If we need additional capital and cannot raise it on acceptable terms, our financial condition and business may be materially adversely affected.

    We have no debt outstanding and currently do not have a credit facility. Accordingly, we have not been exposed to near term adverse changes in interest rates or foreign currency exchange rates. We are, however, currently exploring the possibility of establishing credit lines or other debt instruments to assist us in providing necessary letters of credit and to fund part of our working capital requirements on a cost effective basis. If we incur debt in the future we may experience adverse changes as a result of changes in interest rates or foreign currency. Additionally, we do not expect inflation to have a material effect on our results of operations.

RECENT ACCOUNTING PRONOUNCEMENTS

    In 1998, the Financial Accounting Standards Board issued Statement of Financial Accounting Standards (SFAS) No. 133, "Accounting for Derivative Instruments and Hedging Activities." SFAS

No. 133 establishes accounting and reporting standards requiring that every derivative instrument (including certain derivative instruments embedded in other contracts) be recorded on the balance sheet as either an asset or liability measured at its fair value. The statement requires that changes in the derivative's fair value be recognized currently in earnings unless specific hedge accounting criteria are met. Special accounting for qualifying hedges allows a derivative's gains and losses to offset related results on the hedged item in the income statement, and requires that a company must formally document, designate and assess the effectiveness of transactions that receive hedge accounting.

    SFAS No. 133, as amended, is effective for fiscal years beginning after June 15, 2000. A company may also implement the statement as of the beginning of any fiscal quarter after issuance; however, SFAS No. 133 cannot be applied retroactively. We believe that SFAS No. 133 will not have a material impact on our accounting for price risk management activities.

QUANTITATIVE AND QUALITATIVE DISCLOSURE ABOUT MARKET RISK

    At December 31, 1999, we held no financial instruments or investments which could be subject to interest rate or equity price risk at December 31, 1999. Therefore, we were exposed primarily to counterparty risks and risks related to commodity price changes in the electricity and natural gas markets. We conduct business solely in the United States and are not subject to foreign operations risk.

    Counterparty risk relates to the risk of loss that we would incur as a result of nonperformance by counterparties pursuant to the terms of their contractual obligations. Historically, Enron maintained credit policies with regard to its counterparties that management believes significantly minimized its overall counterparty risk.

    Commodity price risk is the risk of loss arising from adverse movements in commodity prices. Historically, an Enron risk control group, operating separately from the units that create or actively manage these risk exposures, monitored commodity price risk to ensure compliance with Enron's stated risk management policies. Subsequent to our initial public offering, we will establish a risk control group that will monitor commodity price risk to ensure compliance with our stated risk management policies. Going forward, our risk management policies and procedures will be to use physical and financial products to manage our commodity price risk and maintain a balanced commodity portfolio within specified limits. Our risk management policies and procedures will be modeled after Enron's risk management policies and procedures. Our policies and procedures will cover, among others, areas of (1) general authorization of transaction activity by designated individuals,
(2) classification of risks into identifiable portfolios, (3) responsibilities, segregation of duties, and functions to be performed by commodity procurement, credit, legal/contract management, risk controls groups, and the chief risk officer, and (4) performance and exposure reporting and notification requirements.

    We are currently reviewing with our external auditors the adoption of SFAS No. 133, "Accounting for Derivative Instruments and Hedging Activities".

SEASONALITY

    Our revenues are impacted by seasonality in that electricity sales generally increase during the warmer summer months, whereas natural gas sales have a reverse seasonality and increase during the colder winter months. These factors could cause our financial results to vary from quarter to quarter.

                                    BUSINESS

    We intend to become the first nationally branded provider of electricity and natural gas to residential and small commercial customers in the United States. Through our subsidiary, The New Power Company, we will offer consumers in restructured retail energy markets competitive energy prices, flexible payment and pricing choices, improved customer service, and other innovative products, services and incentives. Although our initial focus will be on providing electricity and natural gas, as we develop our business, we will offer additional products, services and customized solutions for residential and small commercial customers.

    We were formed by Enron Corp., the largest trader and marketer of electricity and natural gas in North America, to target the rapidly restructuring residential and small commercial markets for these products. We believe we are uniquely positioned to succeed because of:

    - our access to Enron's technical resources, regulatory and risk management expertise, and reliable wholesale commodity purchasing power;

    - our relationships with market-leading strategic partners such as AOL and IBM; and

    - a management team with significant consumer marketing, energy commodity risk management, and deregulation experience.

    We estimate that the total residential and small commercial electric and natural gas marketplace in the United States exceeds $150 billion annually, making it one of the largest consumer markets to undergo competitive regulatory restructuring. As of September 2000, a significant portion of markets in nine states were open to retail electric competition, and 11 states had a significant portion of markets open to retail natural gas competition. A number of other states had also approved pilot programs to evaluate restructuring on a test basis, and laws or regulatory plans providing for future retail electric competition had been adopted in several other states. Although in many of these jurisdictions, final rules implementing market restructuring are not yet finalized and effective, we estimate that by the end of 2002, roughly 50% of the U.S. population, or approximately 55 million households, will be in markets where consumers can choose either their electricity or natural gas provider or both. As was the case in the deregulation of the long-distance telephone markets, we believe that a significant percentage of consumers will be receptive to switching from their monopoly energy providers to competitive providers.

    We began acquiring electricity customers in select utility markets in Pennsylvania and New Jersey in August 2000. Following those efforts, we expect to enter two additional electricity markets in Pennsylvania beginning later this year.

    We acquired the residential and small commercial retail energy business of subsidiaries of Columbia Energy Group, which includes approximately 285,000 natural gas customers and 20,000 electricity customers in eight states, primarily Georgia, Ohio and Pennsylvania. The Columbia customer base, together with residential customers in California and Ohio to be transferred to us by Enron and customers we acquire in our initial target markets, will give us a significant beginning customer base of over 325,000 customers. These customers will give us an opportunity to broaden our understanding of operations and market characteristics in several geographic areas, and will also offer opportunities to begin cross-selling other products and services.

    We are evaluating several additional markets for entry beginning in 2001, which may include electric power markets in California, Connecticut, Massachusetts, Ohio, New Jersey, Pennsylvania and Texas, and natural gas markets in New Jersey.

OUR STRATEGY

    Our success will depend upon our ability to identify favorable restructured energy markets and to create a profitable operating cost structure by, among other things, capitalizing on the scale advantages offered by our relationships with Enron, IBM and AOL. Specifically, we intend to:

        PURSUE OUR "FIRST MOVER'S" ADVANTAGE TO CREATE A NATIONAL BRAND FOR ENERGY. We intend to become the first company to establish a national brand for consumer energy and related products and services. Currently, the retail energy industry is highly fragmented, with no single firm enjoying significant market share on a national basis. We believe that being first to establish a nationwide brand will distinguish us in the minds of consumers as the leader in this emerging market. We believe that this market positioning, as well as the opportunity to achieve scale efficiencies before our competitors, will provide important long-term competitive advantages.

        ENTER MARKETS SELECTIVELY. We will enter only those retail energy markets that have rate structures, market rules, consumer demographics, energy consumption patterns and risk management profiles that we believe will enable us to operate profitably. As new markets open, we intend to evaluate the relevant regulatory rules before entering those markets. In addition, we intend to be active participants in the regulatory process to foster the adoption of competitive market rules that offer benefits to consumers and opportunities for us.

        FOCUS ON CUSTOMER PROFITABILITY. We will focus our marketing efforts on acquiring customers that we can serve on a profitable basis. We will analyze market segmentation data to direct our marketing efforts to customers who we believe can achieve meaningful savings based on their levels of energy consumption, or who will be likely to purchase incremental services from their energy provider.

        CAPITALIZE ON OUR RISK MANAGEMENT AND COMMODITY TRADING SYSTEMS AND SKILLS. We intend to take full advantage of our risk management systems and resources contributed by Enron to identify favorable margin opportunity, to reduce our risk exposure, and to create a competitive advantage in our operations.

        TAKE ADVANTAGE OF INCREASING CONSUMER ACCEPTANCE OF ONLINE COMMERCE. We will capitalize on increasing consumer acceptance of the Internet and online commerce, both directly through our own website (www.newpower.com) and through our exclusive interactive marketing agreement with AOL. In addition to providing a low-cost means of reaching customers, we believe that we can greatly increase our service offerings through these Internet channels by providing consumers access to information about their energy consumption patterns, various pricing and payment plans, and other services and products that we intend to offer over time.

        ACQUIRE AND SERVE CUSTOMERS THROUGH TRADITIONAL CHANNELS. Although we believe it is important to be able to acquire and service customers online, we are building the infrastructure necessary to acquire and serve customers through traditional media such as direct mail, radio, print, television and telemarketing. This will ensure that we can reach all customers, regardless of their preferred method for doing business.

        MARKET THROUGH STRATEGIC ALLIANCES AND AFFILIATIONS. We will seek to partner with established consumer brand firms to offer services and benefits to their customers, including arrangements that will allow us to offer airline miles and other customer incentives. We currently have arrangements with American Express, Continental Airlines, Delta Airlines, Home Depot, US Air and the combined rewards program of AOL and American Airlines. We believe that these relationships will help us acquire our target customers in a cost effective manner.

        LEVERAGE OUR INVESTMENT IN "BEST IN CLASS" OPERATING SYSTEMS. We believe that the revenue management and customer care system developed for us by IBM will offer significant advantages in scalability of our operations and will permit us to offer superior customer service and to maintain an attractive cost structure.

        OFFER FLEXIBLE PRICING AND PAYMENT ALTERNATIVES. We believe that one of the principal benefits we will offer consumers is an ability to tailor our product and service offerings to match their specific needs. To provide energy savings and price certainty, we may offer various combinations of floating rate energy pricing, fixed rate energy pricing, fixed bundled monthly energy billing, pre-paid options, time-of-day pricing and other specialty offerings such as "environmentally friendly" energy from renewable resources. We will also offer our customers credit card, direct debit and other convenient payment options, which we expect will reduce our revenue management costs.

        CROSS-SELL ADDITIONAL SERVICES AND PRODUCTS. Our initial focus will be on selling electricity and natural gas. However, we believe that as we develop our business, we will have opportunities to leverage our customer relationships by offering additional, high margin products and services. In our initial markets in Pennsylvania and New Jersey, we are offering home appliance warranty and maintenance programs, and home air conditioner and furnace filter delivery service. We are evaluating a number of other products and services that our customers may be willing to purchase.

OUR STRENGTHS

    Although the barriers to becoming a successful nationwide retail energy provider will be substantial, we believe that we possess a unique combination of strengths to overcome those barriers relative to potential competitors.

    OWNERSHIP OF AND ACCESS TO ENRON SYSTEMS AND RESOURCES

    As part of our private placement transaction in January 2000, Enron contributed its residential business to us. In addition, Enron entered into a number of favorable arrangements that we believe provide us, either through outright ownership of systems or through services agreements, a competitive advantage relative to current or future competitors. Furthermore, a number of experienced operational and management personnel from Enron have joined us on a full-time basis.

    During the past decade, Enron has been a leading participant in the development of wholesale and retail markets for electric power and natural gas. As a result, Enron has developed a substantial base of knowledge and capabilities in these markets, many of which will be applicable to our business.

        COMMODITY SUPPLY AND RISK MANAGEMENT. Because of the volatility of the wholesale energy markets, buying and selling electricity and natural gas requires an in-depth knowledge of the marketplace and sophisticated hedging and risk management systems and infrastructure in order to effectively manage exposure to significant price variations. In particular, managing energy requirements requires an ability to forecast seasonal, weather-related or other variations in demand, both in the market in general and with respect to a given consumer base, and an understanding of complex scheduling and distribution operations. Risk management activities entail forecasting the aggregate commodity demand over specific periods of time (hourly, daily, weekly, monthly, seasonally) in the future, based on factors like the number of customers, the expected weather, and similar factors affecting demand, and employing strategies in the commodity trading markets (hedges, forward contracts, options, swaps) to cover or balance out the forecasted future demands to minimize the risks of changes in the availability and price of commodities during those future periods. As the leading wholesale energy trader and unregulated retail energy provider in North America, Enron is the recognized industry leader in successfully performing these functions. In addition to risk management personnel who have joined us from Enron, our services and software agreements with Enron provide for our ownership and use of proprietary systems and resources. We believe this combination of experience and resources will provide a significant advantage over potential competitors. Please read "Material Contracts--Services Agreement" for more information about our services agreement. Over time, we expect to develop our own risk management capabilities.

        WHOLESALE COMMODITY PRICING. Under our commodity supply agreements, we have rights until January 2004 to acquire electricity and natural gas from Enron at wholesale index prices, even for commodity purchases that otherwise would be too small to warrant wholesale pricing. As part of these agreements, Enron has also agreed to assist us in evaluating energy demand profiles and requirements, using its knowledge and expertise in energy markets, in connection with our commodity purchasing activities. We are not obligated to purchase any energy commodities under these agreements, and will evaluate the markets at all times to obtain the best pricing for our commodity requirements. However, we believe these agreements offer us a valuable advantage over potential competitors, who may face higher commodity costs during their startup phase. Please read "Material Contracts--Commodity Supply Agreements" for more information about these agreements.

        GOVERNMENT AFFAIRS. During the last several years, Enron has been an active participant in competitive market restructuring initiatives in many jurisdictions across the nation. Through our master services agreement, we have access to Enron's government affairs resources until January 2003, which include a staff of professionals devoted to monitoring and actively participating in the market restructuring processes at the federal, state and local levels. These resources provide us valuable insights into the complex regulatory changes taking place in jurisdictions across the country, which will permit us to determine the best way to approach those markets, and to advocate viable regulatory structures and rules in jurisdictions where we seek to operate. In addition to services available under the master services agreement, former members of the Enron Government Affairs group have joined our management team on a full-time basis. Please read "Material Contracts--Services Agreement" for more information about our services agreement.

        ENRON'S NONCOMPETITION COMMITMENT. As part of our formation, Enron entered into a noncompetition agreement providing that for up to five years, but not less than three years, Enron and its subsidiaries will not compete in the business of selling energy directly to residential customers, with limited exceptions. We believe this agreement represents an important commitment on Enron's part to the success of our business in retail residential energy markets. Please read "Material Contracts--Noncompetition Agreement" for more information about this agreement.

    EXPERIENCED MANAGEMENT AND OPERATIONS PERSONNEL

    We have assembled a management team with significant experience in a broad range of matters that are critical to our strategy and success, including:

    - members with significant experience in consumer and small business marketing;

    - veterans of telecommunications deregulation from AT&T;

    - members with significant electric power and natural gas market deregulation and operations experience from Enron; and

    - members with significant knowledge and expertise in mass market consumer account management, billing and service system infrastructure.

    In addition to members of our senior management, a number of our operational personnel have transferred to us from Enron, and they bring significant experience and understanding of energy markets, risk management and regulatory affairs. We believe this combination of experience will give us important leadership skills and insight on how to best approach our opportunities in the energy markets we expect to serve.

    IMPORTANT STRATEGIC RELATIONSHIPS

    In addition to our relationships with Enron, we have entered into important strategic relationships with strong marketing and technical partners:

        IBM CUSTOMER SERVICE OUTSOURCING AGREEMENT. We have entered into a ten-year revenue management and customer care agreement with IBM Global Services, an industry leader in providing similar customer service functions in many industries. Revenue management includes the electronic tracking of a customer's billing information, bill preparation and mailing, and customer payments. With respect to customer care, IBM employs, trains and supervises the customer representatives who will perform customer acquisition activities, including answering in-bound phone calls, as well as customer care activities, including answering customer billing, service and similar inquiries. IBM is also developing and hosting our website for online commerce and billing applications. We believe these arrangements will enable us to offer superior customer service in a cost-effective, readily scalable manner. In addition to the revenue management and customer care agreement, IBM made an equity investment and has agreed to purchase additional common stock during the first year after this offering. Please read "Material Contracts" for more information about this agreement.

        AOL INTERACTIVE MARKETING AGREEMENT. We have entered into a six-year interactive marketing agreement with AOL, which provides us exclusive rights, within limits, to market electricity and natural gas to consumers through AOL's online system, including CompuServe and Digital City. Under the agreement, we will include ads on the AOL services, prepare and advertise specific offers to the AOL customer base and include a link from the AOL site to our website for enrollment or further information. AOL is the largest online access provider in the United States, with over 23 million subscribers. Our agreement further gives AOL the right to receive equity and other incentives intended to encourage AOL to solicit customers to sign up for our services. We believe AOL is a premier online marketing channel, particularly for our targeted consumers. Please read "Material Contracts" for more information about this agreement.

    INITIAL CUSTOMER BASE

    We believe that the initial residential customers transferred to us by Enron, together with the approximately 285,000 natural gas customers and 20,000 electricity gas customers we acquired in the Columbia acquisition and customers we acquire in our initial markets, will give us an important base of customers on which to develop and refine our operating systems and marketing strategies.

    AVAILABLE CAPITAL

    We have raised approximately $214 million in equity capital since our formation in late 1999. These amounts, together with proceeds from this offering, will provide funds for customer acquisitions, brand development, further expansion and completion of our infrastructure, and for working capital.

OUR MARKET OPPORTUNITIES

    THE RESTRUCTURING OF THE RETAIL ELECTRIC POWER MARKET

    OVERVIEW. The electric power industry in the United States is undergoing a period of fundamental change. Through regulatory and legislative initiatives, an industry of locally or regionally regulated monopolies is being reconfigured to create an increasingly open competitive environment in which alternative energy service providers can compete with traditional utilities. Under the traditional approach, utilities were viewed as "natural monopolies" and were awarded exclusive franchise territories in which to provide service. Under this structure, the rates, terms, and conditions of retail service, as well as the corporate activities of the franchised monopoly utility, are regulated by state commissions. Rates under this system are based on the utility's "cost-of-service," which allows those firms to set rates designed to recover their operating costs and to receive a "reasonable" rate of return on their invested capital. In many areas, this has resulted in higher prices for many consumers than might prevail in a competitive market. With the experience of favorable results from the restructuring and deregulation of other industries, such as telecommunications, many federal regulators and state authorities have concluded that various aspects of the generation, transmission, and distribution of electric power could be opened to competition in ways that would benefit consumers through increased innovation, and better pricing and service offerings.

    Regulatory restructuring first occurred in wholesale power markets in response to initiatives by the Federal Energy Regulatory Commission, referred to as the "FERC" in this prospectus. Specifically, in 1996 the FERC adopted Order No. 888, which significantly advanced the opening of the wholesale market for electricity sold in interstate commerce to competitive market forces. Enron was a leader in capitalizing on those restructuring initiatives, and is now North America's largest merchant trader of wholesale electricity.

    The FERC's regulatory jurisdiction, however, is limited to transmission and wholesale power sales in interstate commerce. For the most part, retail power sales are regulated by state public utility commissions, and retail electric markets are therefore being opened to competition on a state-by-state basis. There have been some federal legislative initiatives that have proposed to preempt state restructuring activities, but none of these initiatives has yet been adopted.

    Following the lead of FERC with respect to the interstate wholesale market, in 1998 California became the first state to attempt to open its retail power markets to competition, and the restructuring of retail power markets has now occurred in several states and is in the process of being adopted in many others. Restructuring activities are primarily directed at investor-owned utilities, or IOUs, which serve the concentrated metropolitan markets. Cooperatives and municipal power utilities, which serve a minority of power users nationwide, have generally been exempt.

    As a retail power market is opened to competition, customers are permitted to switch from having their power supplied by their local utilities to having power supplied by other energy providers. In much the same way as with long distance telephone service restructuring in the 1980's, the local utility continues to be responsible for maintaining and providing the distribution wires and other infrastructure over which electricity is delivered to the end user. The customer's selected energy service provider, or ESP, is responsible for the generation or purchase in the wholesale markets of the customer's electric power requirements, arranging for delivery of this power to the local utility for distribution, determining pricing and service offerings, and otherwise serving the customer's needs. Depending on the jurisdiction, the ESP may also provide metering, billing, collection and customer service and response functions. In an average monthly electricity bill for an average household, which was approximately $71 in 1999, roughly 45% was for transmission and distribution, and the remaining amount was for the energy commodity.

    Without restructuring and the separation of a traditional utility's business into parts that remain regulated and parts that become subject to competition, the utility would continue to receive regulated rates set at levels to recover the utility's expenses and costs of invested capital as approved by the regulatory authorities. With the adoption of restructuring, competitive forces might preclude the recovery of costs that would otherwise be recovered under continued regulatory treatment. For example, a utility with costs for a high-priced nuclear generating facility might not be able to recover those costs as competition for generation output is permitted. Likewise, a utility could have entered into a long-term commodity supply agreement to obtain gas or electricity at above-market rates and could be unable to recover those above-market rates upon the entry of ESPs. Utility investment costs that cannot be recovered with the introduction of restructuring and competitive entry have been identified in regulatory proceedings as costs that would be "stranded" by restructuring or "stranded costs."

    Because of the substantial changes involved in a market restructuring, the incumbent utility typically is afforded a transition period upon the introduction of restructuring, during which:

    - customer choice is implemented, often on a phased basis;

    - "stranded costs" are determined and recovery methods are established so that the utility recovers those costs in regulated charges over a specified period in order to avoid the risk to the utility of non-recovery upon the implementation of restructuring; and

    - new market rules are established.

Typically, customers can elect to do nothing and continue to receive service from the local utility or, in some jurisdictions, an affiliate of the utility. In any event, a "provider of last resort" or default provider is made available to customers, which may or may not be the incumbent or an affiliate of the incumbent.

    COMPETITIVE MARKET RULES. Market restructuring has been and will continue to be a complicated regulatory process, with competing interests advanced not only by relevant utility regulators, but also by state legislatures, incumbent utilities, consumer advocacy groups, and potential market participants. Given this mix of competing interests, the specific market structures adopted in different jurisdictions, and even among separate utility markets within a specific state, may vary widely. Although there are some basic features common to most restructuring efforts among the states, the particular details of these rules determine whether or not a competitive marketplace will successfully develop in that jurisdiction.

    The initial experience in California is instructive in this regard. The rules adopted in California did not offer opportunities for ESPs to compete successfully, and thus did not create a viable competitive marketplace for residential electric service. Specifically, the California rules failed to provide a sufficient commodity margin between the retail rate established in the regulatory process for the incumbent's continued provision of the electricity commodity, and wholesale prices for electricity that would permit an ESP to compete with the utility on price. During the transition to the new rules, the California regulatory commission approved a stranded cost charge that was the difference between the utility's regulated, fixed retail rate per kilowatt hour and the wholesale price for electricity on the same basis. All customers, including customers of an ESP, paid the utility's stranded cost charge, which increased if wholesale prices decreased and thus absorbed any changes in wholesale prices that might otherwise provide an ESP a margin opportunity. The rules also failed to establish sufficient credits to customers who switched to an ESP with respect to the incumbent's charges for customer service functions the incumbent no longer would provide, which further undercut the ability of ESPs to compete. Customers were forced to pay the full charge for the utility's billing systems, meter reading and other customer care functions, with no credit recognized if the customer elected to use another provider for those services. Without an acceptable commodity margin and with the customer having to pay twice for many services the ESP provided, the ESP opportunity was very limited.

    These transitional rules are beginning to expire in California. Upon recovery of a particular utility's stranded costs, those variable surcharges are eliminated and the applicable retail rate cap is removed, to be replaced by a new tariff charge. San Diego Gas & Electric has already moved into this next phase and PG&E and SoCal Edison are expected to follow within the next year. This may subject consumers to increased price volatility in their power bills and will begin to offer ESPs opportunities to attract customer with innovative and flexible pricing alternatives. However, rate cap legislation adopted in September 2000 for the San Diego area creates uncertainty regarding the California market and the margin opportunities that might be available to us there. Also, the California Public Utilities Commission has opened an investigation to explore the working of the wholesale market and to determine ways to deal with perceived problems in both the wholesale and retail markets. The FERC has also opened an investigation into the operation of California's wholesale electric market. In addition, the California Public Utilities Commission is considering the issue of the level of credits that are appropriate if a customer chooses to use an alternative provider and should make a decision on that issue this year.

    In light of these developments and the potential for unfavorable regulatory provisions in California, we may not renew the approximately 15,000 electric customers in California that will be transferred to us by Enron Energy Services in 2001.

    Although the California rules have not yet succeeded in creating competitive markets for retail electric sales that benefit residential consumers, regulators in other states, notably Pennsylvania and New Jersey, have adopted rules that we believe both foster competition and offer favorable opportunities for ESPs to provide benefits to customers.

    We intend to evaluate each newly opened market carefully to determine whether the regulatory framework adopted in that market will generate legitimate competitive opportunities, and will only enter markets on that basis. Specifically, we will focus on markets where the rules provide for some threshold combination of the following:

    - SUSTAINABLE COMMODITY MARGINS. The most significant aspect of restructured market rules and rate provisions for ESPs is the potential margin between the wholesale cost of power and the regulated rate that the incumbent utility is required to charge in connection with its bundled service. It is this margin that provides the opportunity for efficient ESPs to offer energy savings to consumers while still earning an acceptable margin on their wholesale commodity costs.

    - APPROPRIATE MARGIN OR CREDITS FOR PROVISION OF CUSTOMER SERVICE FUNCTIONS. It is important that market rules enable ESPs to provide metering, billing, collecting and customer service functions on a competitive basis. This can be achieved either by providing a commodity margin that is high enough to allow the ESP to cover those costs, or by the provision of a credit to the ESP or its customers for providing or obtaining those services from the ESP instead of the incumbent.

    - APPROPRIATE LIMITS ON THE INCUMBENT ADVANTAGES OF THE LOCAL UTILITY AND ITS AFFILIATES. It is also important that market rules are adopted to limit the anti-competitive advantages that could be gained by unregulated affiliates of the incumbent utility through their relationships with the utilities and their captive ratepayers. For example, fair market rules should place limits on the affiliates' use of the utility's name and limit access to customer records and other information not available to competing ESPs.

    OUR INITIAL TARGET MARKETS. Based on our examination of competitive opportunities in existing open markets, we began our operations in two specific markets in August of 2000 to test and refine our operating systems and marketing strategies. Our two selected initial markets are:

    - PENNSYLVANIA--PECO. Pennsylvania was opened to competition for residential electricity customers in January 1999 and includes approximately
      4.9 million customers, with annual electricity expenditures of approximately $4.1 billion in 1998. Initially, we intend to focus on the PECO Energy Co. ("PECO") service territory, which includes approximately
      1.3 million customers in Eastern Pennsylvania, and which we believe offers an attractive opportunity. The settlement entered into among PECO, state regulators, and other interested parties provides a "shopping credit" to customers who elect to buy from a provider other than the regulated utility. This credit is the amount of charges the customer will no longer pay to PECO upon becoming our customer for the electricity commodity. The shopping credit covers not only the wholesale costs of electricity, but also the cost of certain customer care functions provided by the utility as well as a profit margin opportunity for ESPs. The customer will still pay a distribution fee to the utility, but will not pay the utility fees for services that a customer receives from an ESP and not from the utility. We believe the size of the credit is sufficient to enable us to cover our costs. We will derive revenues by charging customers for the electricity they purchase, together with charges for any non-commodity products we sell.

    - NEW JERSEY--PSE&G. New Jersey was opened to competition for residential electricity customers in October 1999 and includes approximately 3.1 million customers with annual electricity expenditures of approximately $2.6 billion in 1998. Initially, we intend to focus on the Public Service Electric & Gas Co. ("PSE&G") service territory, which includes approximately 1.7 million customers and which we believe offers an attractive opportunity. As in PECO, a settlement was reached with PSE&G that set shopping credits at a level we believe will provide us a favorable market opportunity.

Both Pennsylvania and New Jersey have adopted rules which limit incumbent advantages for the local utilities and their affiliates. Regulators in both states are actively involved in monitoring the implementation of market competition.

    Following our initial launch in the PECO and PSE&G markets, we intend to enter two additional Pennsylvania markets beginning later this year, Pennsylvania Power Co. and Duquesne Light Co., which together aggregate approximately 600,000 customers, and which we believe have attractive characteristics similar to those in PECO and PSE&G. In addition, we are evaluating several additional markets for entry beginning in 2001, which may include markets in California, Connecticut, Massachusetts, Ohio, New Jersey, Pennsylvania and Texas.

    As the process of power market restructuring continues across the country, we believe that regulators in other states, learning from the lack of competition initiated by the California plan and from the promise of plans such as those implemented for PECO in Pennsylvania and PSE&G in New Jersey, will adopt restructuring rules to create additional markets that will support viable competition. In that regard, we intend to stay actively involved in the regulatory and legislative process in order to advocate those results. We will continue to evaluate all market openings to determine whether they provide sustainable competitive opportunities and will enter favorable markets as they become available.

    SPECIFIC REGULATORY REQUIREMENTS. To market electric power in a given jurisdiction, we are generally required to register with the appropriate state public utility commission, maintain a power marketer certificate from the FERC, and adhere to statutory and regulatory requirements. For example, most states will require us to be registered with and comply with the protocols of an independent system operator or regional transmission organization for scheduling and moving electricity on the transmission system. Some states mandate that marketers must also meet a renewable energy portfolio standard under which a portion of the electricity they sell must be generated by renewable energy resources. In some states, registration as a retail electric provider simply requires that we obtain and maintain a certificate or license to do business in the state. We have been granted the necessary FERC permit, and have received all relevant state licenses and certificates required in our initial target markets. We do not believe that compliance with these requirements will have a material adverse effect on our business.

    THE RESTRUCTURING OF THE RETAIL NATURAL GAS MARKET

    OVERVIEW. The restructuring of natural gas markets in the United States began earlier than the restructuring of electric markets, but has not been extended as quickly to retail markets, in part because regulators have prioritized efforts to restructure the much larger markets for electricity.

    Beginning in the mid-1980s, the FERC issued the first of several orders that ultimately brought competition and customer choice to the wholesale natural gas market. Open access on the interstate natural gas transmission system, coupled with the formation of marketing companies that could purchase and sell natural gas outside the traditional regulated utility system, allowed local utilities and large industrial customers to choose their natural gas supplier, resulting in the development of a robust wholesale market for natural gas, as well as significant competition to provide natural gas to large end-users. Enron was a leader in the development and expansion of this market, and is currently the largest marketer of natural gas in North America.

    Recognizing the benefits available to local utilities and industrial customers, many commercial customers began to seek competitive alternatives for their natural gas in the late 1980s. In the early 1990s, state regulators began to expand the benefits of market competition to residential and small commercial natural gas customers. In 1990, California instituted a program for small customers that permitted some residential customers choice in their natural gas provider. In 1996, Ohio permitted some residential customers to choose their natural gas provider. Currently, natural gas customers in several markets may purchase natural gas from competitive providers, although customer switching rates from the incumbent utilities have so far been low. A number of other states are actively attempting to provide meaningful choice for residential customers of natural gas.

    As with the electric industry, local distribution of natural gas in restructured markets will continue to be a regulated service provided by the incumbent local utilities at regulated rates. The natural gas commodity and other competitive services will be offered by competing market participants. In an average monthly natural gas bill for an average household, approximately $44 in 1999, roughly 70% of the monthly natural gas bill was for transportation, storage and distribution, and the remaining amount was for the commodity. Although we have initially focused our new customer acquisition efforts on electricity customers, we believe that natural gas markets will present opportunities similar to those in the electricity market to offer consumers a broader range of pricing alternatives, products and services.

    COMPETITIVE MARKET RULES. The restructuring of retail natural gas markets differs in many respects from the restructuring of the electric industry. The terms of natural gas market restructuring has generally tended to be developed on a utility-by-utility basis as part of the individual tariff proceedings, rather than under statewide regulations. Although the specific restructuring process will differ in the retail natural gas markets, considerations similar to those pertaining to retail electricity markets will determine our market entry decisions. Specifically, we will review each market that opens to alternative suppliers of natural gas to determine whether the market rules provide for a sufficient commodity margin, appropriate credits for billing and other customer care functions, and appropriate market rules limiting the ability of the incumbent local utility and its affiliates to engage in anti-competitive actions. We will likewise be involved in the regulatory and legislative processes to advocate restructuring outcomes permitting viable competitive opportunities in the retail natural gas markets.

    NATURAL GAS MARKETS. Initially, our focus in the natural gas markets is on servicing the natural gas customers we acquired from Columbia Energy Services and those to be contributed by Enron. These customers are located in several states, but are primarily located in Ohio and Georgia. In addition to giving us a base of customers upon which to test and refine our operating and marketing strategies in several attractive markets, these customers will provide an opportunity for us to cross-sell electric service in markets that have opened or are expected to open to retail electric competition.

    - OHIO--COLUMBIA. Several natural gas markets in Ohio were opened to competitive suppliers for residential natural gas customers in 1996. Including customers to be transferred to us by Enron and acquired in the Columbia transaction, we serve approximately 129,000 customers on the Columbia Gas of Ohio system, which serves approximately 1.2 million households. Ohio has adopted legislation providing for retail electric competition beginning in 2001, and we believe this base of customers will give us an advantage in acquiring customers for electricity as well, as electric competition is implemented. On the Columbia Gas of Ohio system, commodity margin is achieved through various mechanisms. First, the distribution charge has been separated from the commodity charge, so that customers of unregulated ESPs generally do not pay for services they do not use from the utility. Second, ESPs may contract for their own pipeline transportation and storage rather than being forced to use those of the utilities. In this way, each ESP can acquire its own supply of gas and utilize its own transportation and storage system, which matches the needs and capabilities of the ESP.

    - GEORGIA--ATLANTA GAS LIGHT. The Georgia legislature adopted legislation permitting the local utility serving Atlanta, Atlanta Gas Light, to exit the function of providing natural gas to consumers. As a result, by late 1999, all natural gas customers in this market are served by other providers. The Atlanta Gas Light market includes approximately
      1.4 million households, with annual natural gas expenditures of approximately $725 million in 1998. In the Columbia transaction, we are acquiring approximately 82,000 customers in the Atlanta Gas Light market. Because Atlanta Gas Light no longer sells gas, we do not compete against a "regulated" price that can limit the opportunity to realize a commodity margin. Instead, we compete against other unregulated ESPs who, like us, purchase gas at unregulated prices. All ESPs then mark-up their prices to reflect their wholesale acquisition costs, the costs of transporting the gas to market, their marketing costs and their profit. Georgia has also prohibited the unregulated affiliate of Atlanta Gas Light from using the Atlanta Gas Light name. Additionally, the regulators in that market have adopted a strong code of conduct regulating the relationship between the utility and its marketing affiliate.

    In addition to the above markets, we acquired smaller numbers of natural gas customers in Indiana, Maryland, Michigan, New Jersey, Pennsylvania and Virginia in the Columbia transaction. In 2001, we intend to begin acquisition activities to obtain additional customers for natural gas in areas served by Columbia Gas of Ohio and Atlanta Gas Light. In addition, we are evaluating several additional markets for entry beginning in 2001, particularly in New Jersey. We believe that favorable commodity margins, competitive market rules and the opportunity to cross-sell natural gas with electricity present attractive competitive opportunities in those markets.

    REGULATORY REQUIREMENTS. Qualification of unregulated marketers to serve residential natural gas customers is somewhat different from that required of providers of electricity. Unlike electricity, many states do not require natural gas providers to obtain a permit from the regulating agency, nor does the FERC impose any certification requirements. Current programs generally require that the unregulated natural gas merchant register with the utility and satisfy the requirements set forth in the utility tariff. Typically, these requirements include creditworthiness conditions and evidence of technical capability. The regulatory agency may also impose requirements on natural gas marketers that serve residential customers, such as providing the regulators with a copy of their current standard customer contract. However, these state requirements are in transition. Pennsylvania and Georgia, for example, now require a marketer of natural gas to register with the state agency in addition to complying with utility tariff provisions. In other jurisdictions, the regulators have recognized that many competitive energy suppliers will offer customers both natural gas and electric service and are therefore developing common licensing requirements. We have received natural gas marketer certificates in New Jersey and Pennsylvania and have applied for certificates in Georgia and Virginia. The other states in which we initially intend to operate do not require similar certificates.

MARKETING AND CUSTOMER CARE

    We began marketing activities for residential electricity customers in the PECO franchise area in Pennsylvania and the PSE&G franchise area in New Jersey in August 2000. These markets will enable us to test our operations systems and to refine our marketing strategies and offers.

    Our marketing launch in the Pennsylvania and New Jersey markets uses traditional direct acquisition techniques, as well as our exclusive arrangement with AOL for web-based marketing. For traditional acquisition channels, we have used quantitative analysis to develop databases for direct mail, and targeted newspaper and radio ads. We are also running a campaign through a combination of radio and television spots in order to create consumer awareness of our company and its brand, as well as the nature of our specific product and service offers. Our expectation is that simultaneous brand advertisements through mass media channels will increase the success of our direct mail offer campaign. Finally, we expect to increase customer interest in our offers by offering affinity rewards and other incentives that we offer with alliance partners.

    We offer our customers product choices, with separate price savings guarantees depending on the length of the service contract. The offers stress savings over the incumbent's prices, reliability of service, and our provision of attractive products, services, and customer care experiences. Additionally, we offer incentive programs to attract and retain customers. We also offer attractive product and service offerings ancillary to our energy products such as home appliance warranty and maintenance programs and home air conditioner and furnace filter delivery service. Other products and service offers will be sequenced as we complete customer research and analyze the incremental financial advantages of these offers.

    Our customer service functions are managed through the infrastructure being established under our agreement with IBM. We are attempting to be as customer-friendly as possible, no matter what the channel of contact. If customers are attracted to our offers online, they are linked to our website to learn about them, and are encouraged to sign up for service online. Customers who are approached through more traditional channels reach an IBM-managed call center in Charlotte, North Carolina that was created for our exclusive use. We have also created a simple and convenient interactive voice response system for purposes of answering questions, providing account information, and signing-up customers.

    We will offer a variety of billing options for our customers, depending on the regulatory rules adopted in particular markets. Where permitted, we will offer online and credit card billing options that provide both customer convenience and cost-effective bill rendering and revenue management. As to traditional mailed bills, such as in the PECO territory for the time-being, our services will be included on the incumbent's bill. As a result, we will have less flexibility in tailoring our billing and cross-marketing or otherwise communicating with our customers. In PSE&G, the rules permit us to do our own billing, which we will undertake as soon as PSE&G creates the required infrastructure.

COMPETITION

    We believe that as retail energy markets are opened to new participants and new services, competition in these markets will be intense. In general, we believe our principal competitor in each market will be the incumbent utility or its unregulated affiliate. Incumbent utilities have been in operation and subject to regulatory oversight, in some cases for close to a century, and thus have a significant amount of experience regarding the regulators' policy preferences as well as a critical economic interest in the outcome of proceedings concerning their revenues and terms and conditions of service. Many utility commission proceedings are resolved by settlement, with the result that amounts and components of bundled utility rates, customer service credits, the pace of stranded cost recovery, and other matters that may affect the viability of competition, will vary within states, as well as between states. Moreover, incumbent utilities may have substantial knowledge of their system configurations and customers' consumption patterns, high name recognition in their traditional service territory, and long-established customer relationships. In addition, these utilities may have received very significant sums ostensibly to compensate for claimed stranded costs. Although rules will vary by jurisdiction, the incumbent advantages in many markets are intended to be limited by regulatory structures that, for example, prohibit the incumbent from offering non-standard service and pricing structures, limit the ability of unregulated affiliates to use the utility name to gain marketing advantages, minimize the opportunity for the regulated business to subsidize the unregulated business, limit the ability of unregulated affiliates to use information about utility customers, and limit the ability of the utility to solicit customers that have switched. We intend to focus carefully on these rules in evaluating whether we should enter a given market.

    In addition to the utilities and their affiliates, we may face competition from a number of other energy service providers, including Internet start-up companies focusing on Internet marketing and online service, other major energy industry participants, and possibly other consumer-oriented service providers, any of whom may develop businesses that will compete with us, both in specific markets and nationally. Some of these competitors may be substantially larger and better capitalized than we are.

FACILITIES

    Our headquarters are currently located in Greenwich, Connecticut, although we expect to move our headquarters to Purchase, New York in the fourth quarter of this year. We have an office in Houston, Texas to conduct our commodity purchasing and risk management operations as well as an office in Edison, New Jersey. All of our office space is leased. Our lease obligations under our leases are not material. The Houston office is rented from Enron and is covered by our master services agreement. In addition, under our agreement with IBM, we have dedicated space at IBM's facilities in Charlotte, North Carolina where call center and other customer care operations will be conducted.

EMPLOYEES

    We currently have approximately 85 full-time employees.

LITIGATION

    In February 2000, Enron Energy Services entered into a final judgement and permanent injunction with the State of California to settle allegations that Enron Energy Services had violated laws relating to advertising directed to residential consumers for sales of electric power in 1997 and 1998. The injunction enjoins Enron Energy Services (and all persons, corporations, successors, assigns or other entities acting by, through or under or on behalf of or acting in concert with or participating with Enron Energy Services) from violating such rules with respect to the sale of Enron branded electricity to California residential customers. The injunction imposes procedural disadvantages with respect to the covered parties for any future violations of the injunction, and Enron Energy Services was required to make certain monetary payments. We do not intend to market or sell electricity under an Enron brand in California, and therefore, although the injunction may technically apply to us, we do not believe it will have any practical application to us.

    In October 1999, Enron Energy Services entered into a consent order with the New Jersey Division of Consumer Affairs and Board of Public Utilities to settle allegations that an independent marketing company retained by Enron Energy Services had violated marketing practice rules for retail natural gas sales. The consent order did not constitute a finding that Enron or its affiliates had engaged in any wrongdoing. The consent order required monetary payments and an agreement to adopt policies relating to compliance with marketing rules. We do not expect this settlement to have a material adverse effect on our business.

    We have received correspondence from NewEnergy, Inc. alleging that the name of our operating subsidiary, The New Power Company, is confusingly similar to NewEnergy's name, and to the name New Energy Ventures, under which NewEnergy does business. The correspondence requests us to stop using the name The New Power Company on grounds that it infringes upon NewEnergy's rights. We have reviewed this claim and do not believe NewEnergy's claim is valid and do not intend to cease using our name. At this point, no formal proceedings have been initiated. If, however, NewEnergy were successful in forcing us to change our name, our marketing efforts and business could be adversely affected.

    From time to time, we are involved in other routine disputes and litigation in the ordinary course of business, none of which we believe is material to our business.

                       DESCRIPTION OF MATERIAL CONTRACTS

    We have entered into a number of agreements with Enron, Enron Energy Services and others. The following discussion summarizes the material provisions of these agreements, copies of which have been filed as exhibits to the registration statement of which this prospectus is a part. We encourage you to review these agreements for a full understanding of their terms.

AGREEMENTS WITH ENRON

    MASTER SERVICES AGREEMENT

    We have entered into a Master Services Agreement with Enron and Enron Energy Services pursuant to which Enron and Enron Energy Services have agreed to provide us with administrative and risk management services over various time periods. In particular:

    - Enron Energy Services has agreed to provide us with risk management consulting and hedging services at no charge until January 6, 2001. These services include evaluations and recommendations on potential hedging strategies based on computerized risk and sensitivity analyses, projections of supply availability and market liquidity and analyses of lowest cost transmission services in the event of geographic variations in spot or future commodity prices. We have the option to continue using Enron Energy Services as our provider for these services after January 6, 2001 for up to three additional years on such terms and for such fees payable to Enron Energy Services as shall be mutually agreed.

    - Enron has also agreed to provide a number of basic services of its government affairs department at no charge until January 6, 2003 to handle various government regulatory and legislative issues and activities that we may confront, but Enron's government affairs department is not required to take any position on our behalf that Enron believes may conflict with Enron's own interests. These basic activities include such things as reports regarding regulatory or legislative hearings or proceedings, analyses of hearings, proceedings and bills and advocacy of common positions. Enron's government affairs department will also handle specific requests not included among the basic services provided under our standard service agreement for such fees as shall be mutually agreed.

    - Enron and Enron Energy Services have also agreed to provide us with general corporate services such as facility maintenance, human resources support and other services at no charge until October 6, 2000.

    - Enron and Enron Energy Services contributed the services of certain of their employees through July 6, 2000 to work on a full-time basis to handle general administrative services on our behalf. We agreed to reimburse Enron and Enron Energy Services for the costs associated with these employees.

    We have the option to discontinue any of the services provided by Enron and Enron Energy Services upon 30 days prior written notice by us to Enron or Enron Energy Services. Our agreement with Enron and Enron Energy Services does not require that we contract exclusively with them and does not require that we continue to use some or all of their services in the future.

    COMMODITY SUPPLY AGREEMENTS

    We have entered into a Master Energy Purchase and Sale Agreement (the "Electricity Agreement") with Enron Energy Services, Inc. ("EESI"), a subsidiary of Enron Energy Services, which provides us the ability to purchase up to an aggregate of 2,000,000 kWhs of electric power per hour from EESI on either an interruptible or firm basis at wholesale prices. We have also entered into a Master Purchase and Sales Agreement (the "Gas Agreement") with EESI which provides us the ability to purchase up to an aggregate of 800,000 MMBtus of natural gas per day from EESI on either an interruptible or firm basis at wholesale prices. These quantities of electricity and natural gas, based on expected peak energy requirements, are sufficient to meet the peak energy requirements of approximately 1.2 million electric and 1.2 million natural gas customers respectively. These quantities are expected to be sufficient to meet our requirements in both our initial markets and subsequent markets until these energy requirements are exceeded. If our required volumes exceed these amounts prior to the termination of the contract, we expect to be able to obtain wholesale prices in the market based on those higher requirements. Neither the Electricity Agreement nor the Gas Agreement obligates us to purchase commodities from EESI. Under both the Electricity Agreement and the Gas Agreement, we have the option to purchase forward quantities of the applicable commodity at either EESI's intra-day wholesale sales price or their wholesale sales price at the close of business on the day of our purchase request based on specified indices. This wholesale sales price will be adjusted for applicable timing and location pricing differences and, in the case of electric power, voltage requirements, but such adjustments do not include any premiums for small quantity, odd lot or liquidity. Under both the Electricity Agreement and the Gas Agreement, we also have the option to make spot purchases during any month at EESI's then current intra-day wholesale sales price, subject to the same adjustments set forth above.

    Upon the earlier to occur of our first commodity purchase under the agreements or December 31, 2000, EESI will provide us management services, including commodity demand forecasting, scheduling, supply and demand management services, invoicing services and, in the case of the Gas Agreement, transportation scheduling at no cost for a period of six months. At the end of that six month period, we may elect to continue receiving some or all of these services at specified costs set forth in the Electricity Agreement or the Gas Agreement, as applicable, until the ultimate termination of that agreement.

    The Electricity Agreement and the Gas Agreement also entitle us to sell up to an aggregate of 2,000,000 kWhs of electric power per hour and 800,000 MMBtus of natural gas per day to EESI for purposes of balancing our commodity supply against the demand of our customers. We may sell forward quantities of the applicable commodity at either EESI's intra-day wholesale purchase price or the wholesale purchase price at the close of business on the day of our purchase request based on specified indices. This wholesale purchase price will be adjusted for applicable timing and location pricing differences and, in the case of electric power, voltage requirements, but such adjustments do not include any premiums for small quantity, odd lot or liquidity. Under both the Electricity Agreement and the Gas Agreement, we also have the option to make spot sales during any month at EESI's then current intra-day wholesale purchase price, subject to the same adjustments set forth above.

    The Electricity Agreement and the Gas Agreement are each effective until January 2002, but we have the option to extend the term of each agreement until January 2004 at no additional cost.

    NONCOMPETITION AGREEMENT

    We have entered into a noncompetition agreement with Enron and Enron Energy Services pursuant to which Enron and Enron Energy Services have agreed not to engage in competitive activities to the extent described below until January 6, 2005. The noncompetition agreement specifically prohibits Enron and Enron Energy Services from:

    - entering into contracts directly with individuals in the United States for the retail sale of natural gas or electricity for their own use or, with some exceptions, acquiring equity interests in an entity that has these contracts; or

    - operating, managing or otherwise conducting the business of selling natural gas or electricity at retail directly to residential customers in the United States or providing any consulting or advisory services in connection with the operation or management of a business that is engaged in the retail sale of natural gas or electricity to those individuals for their own use.

These restrictions do not preclude Enron or Enron Energy Services from entering into contracts or agreements for the wholesale sale of natural gas or electricity or any derivative products or services provided in connection with those sales. These restrictions also do not limit the ability of either Enron or Enron Energy Services to enter into contracts or agreements with any category of commercial or industrial customers, including small commercial customers, for the retail sale of natural gas or electricity.

    Under the noncompetition agreement, Enron and Enron Energy Services may, notwithstanding the above restrictions:

    - beneficially hold a five percent or less interest in a public company that competes with us;

    - acquire less than all of the equity securities of a business that competes with us so long as the fair market value of that competitor's electric or natural gas residential business component does not exceed $20 million, provided that following such acquisition Enron and Enron Energy Services conduct business with such competitor only at arm's length;

    - acquire all of the capital stock or assets of a business that competes with us, so long as the fair market value of that competitor's electric or natural gas residential business component or the acquired assets does not exceed $20 million;

    - acquire or invest in a public utility company that is regulated under state law as a public utility, whether or not it is a competitor of ours;

    - acquire or invest in any entity that is controlled by a governmental authority, such as a municipality, municipal utility district or a public power authority, whether or not it is a competitor of ours;

    - acquire or invest in a cooperative, whether or not it is a competitor of ours; and

    - permit the activities of some subsidiaries of Enron and any entity in which Enron, Enron Energy Services and their controlled affiliates own 50% or less of the outstanding voting securities, even if Enron would be prohibited from engaging in such activity, as long as Enron and Enron Energy Services do not vote their stock in that entity in a manner that would result in any such activity unless required by applicable fiduciary duties.

    If Enron or Enron Energy Services makes an investment or acquires an interest in a competitor of ours and that interest is greater than the amount permitted under the noncompetition agreement, Enron or Enron Energy Services must offer us the option to participate in the prohibited business or to acquire that business transaction on terms that are economically beneficial to us. If we choose not to participate in the transaction, Enron or Enron Energy Services must divest itself of such interest either directly or derivatively within one year from the consummation of the acquisition.

    The noncompetition agreement will terminate on January 6, 2005, and may be terminated at any time between January 6, 2003 and January 6, 2005 if Enron and its controlled affiliates (including Enron Energy Services) own less than 15% of our common stock on a fully-diluted basis and less than 15% of our directors are affiliated with Enron or its controlled affiliates. The noncompetition agreement will also terminate immediately in the event of a change of control transaction relating to Enron. In addition, the noncompetition agreement will terminate immediately as to Enron Energy Services if Enron Energy Services is no longer a controlled affiliate of Enron and all of our common stock held by Enron Energy Services is transferred to Enron or one or more controlled affiliates of Enron.

    BUSINESS OPPORTUNITY AGREEMENT

    We have entered into a business opportunity agreement with Enron under which we renounced any interest or expectancy we may have in any business opportunity that does not consist exclusively of the businesses permitted by our certificate of incorporation. Subject to the terms of our noncompetition agreement with Enron and Enron Energy Services, the business opportunity agreement also allows Enron and its affiliates to engage in the same businesses that we currently anticipate to be engaged in, even if those business activities cause them to compete against us. In general, subject to the terms of the noncompetition agreement, Enron is permitted to engage in any business whatsoever, including the retail sale of natural gas, electricity, and other commodities, products and services (whether or not related to natural gas or electricity) that may compete against us, and Enron may compete in public tenders against us, so long as
(A) the business is conducted and the opportunities are identified and developed through Enron's own assets and personnel and not through our assets and personnel, and (B) the business opportunity did not come to the attention of Enron solely because of an individual associated with Enron who was also serving in some capacity with us. If a business opportunity in which our certificate of incorporation will allow us to participate is presented to a person who is an officer or director of both Enron and us, the business opportunity must first be offered to us, and we will have a reasonable period of time to decide whether or not we want to participate in that business opportunity. All provisions of the business opportunity agreement are subject to the terms of the noncompetition agreement so long as the noncompetition agreement is in effect. The business opportunity agreement has no termination date.

    LIMITED CORPORATE PURPOSE CHARTER PROVISION

    In connection with our initial private placement, we agreed to include a limited corporate purpose clause in our charter, in conjunction with the noncompetition agreement, to mitigate potential conflicts of interest with Enron's activities. The purpose clause in our certificate of incorporation limits our ability to engage in business activities other than selling energy and other products and services to residential and small commercial customers. Our certificate of incorporation will permit us to engage in the businesses generally identified in this prospectus, activities incidental to those businesses, and such other businesses as Enron may approve in its sole discretion. We have agreed not to amend our certificate of incorporation to expand this purpose clause without first obtaining the approval of 80% of our issued and outstanding common stock. The purpose limitations in our certificate of incorporation will terminate if the noncompetition agreement terminates or if Enron's ownership of our common stock and the number of our directors associated with Enron fall below specified levels. For a more detailed description of the purpose clause in our certificate of incorporation, please read "Description of Capital Stock."

    SOFTWARE AGREEMENT

    We entered into a software agreement with Enron Energy Services whereby Enron Energy Services assigned to us a joint and equal interest in and to proprietary risk management software and documentation, including source code and any intellectual property rights (other than trademark-related rights) in and to software and related documentation. This software is used to create commodity demand projections at an aggregate level based on a number of variables, such as number of customers, their geographic location and forecasted weather. Until the termination of the noncompetition agreement described above, both Enron Energy Services and TNPC have the right to use the software, although any modifications or updates we create are proprietary to us. However, we cannot transfer, license, or assign to any third party our right to use, copy, modify or process the software and Enron Energy Services cannot transfer, license, or assign its right to use or modify the software to any third party competitor engaged in our business. Enron Energy Services is further prohibited from assigning any portion of the software agreement until July 2001 to any entity engaged in our business without first obtaining our consent. Upon the termination of the noncompetition agreement, the foregoing restrictions in the software agreement regarding the transfer, license and assignment of the software will terminate.

    Enron Energy Services is obligated to provide maintenance and support services to us for the software until October 6, 2000. On this date, we will have the option to request that Enron Energy Services deliver a copy of the then-current version of the software. Thereafter, Enron Energy Services is obligated to offer to provide maintenance and support services to us for three years on commercially reasonable terms at least as favorable as those offered by Enron Energy Services to other non-affiliated software customers. However, we are in the process of revising the underlying software to more closely model residential and small commercial demands and we will perform our own maintenance and support services for these revisions. Because we own the underlying software and documentation and have been updating the software to model our business needs, we anticipate having little, if any, need for obtaining maintenance and support from Enron Energy Services after October 6, 2000.

AGREEMENTS WITH OTHER THIRD PARTIES

    IBM AGREEMENT

    We have entered into an Information Technology Services Agreement with IBM, pursuant to which IBM will develop and integrate our operations systems and provide other services relating to customer acquisition, customer care and billing over a ten-year term. The agreement provides for a combination of fixed and variable fees. The aggregate one-time systems integration service fees are estimated to be between $65 and $75 million. For services relating to customer acquisition, customer care and revenue management, fees are a combination of fixed and variable as our customer base grows. Beginning June 1, 2000, TNPC will pay IBM a fixed fee of $1,000,000 per month for the term of the agreement until we reach 1.8 million customers or $10 million per month in total monthly fees, plus a variable fee based on number and type of customer. The variable fee includes separate components for each customer that vary based on whether the customer is served online or by mail, a separate fee for each market entered and a per minute customer service charge. The agreement generally provides that IBM will be the exclusive provider of most of our revenue management and customer care services, but allows us to procure third party services under some circumstances, including IBM achieving $1.5 billion in aggregate gross revenue under the agreement. The agreement gives us termination rights in a number of circumstances, some of which require us to pay IBM a termination fee of up to $50 million.

    In addition to the Information Technology Services Agreement, we entered into a Subscription Agreement with IBM pursuant to which IBM agreed to purchase and we agreed to sell shares of our common stock. First, IBM purchased 1,100,400 shares of our common stock in exchange for $10 million, paid in $5 million installments on May 31, 2000 and September 29, 2000. Second, IBM is obligated to purchase shares of our common stock at one-half the initial public offering price in this offering on December 29, 2000 in exchange for $5 million. Finally, IBM is obligated to purchase $5 million worth of shares of our common stock on December 31, 2001 at the average daily closing price of our common stock on the New York Stock Exchange for the twenty trading days prior to December 31, 2001, as long as the average exceeds 50 percent of the price per share in this offering. For the second and third equity purchase transactions, IBM has the option to pay the stated amount in cash or to credit that amount as an offset to payments that we then owe to IBM under the Information Technology Services Agreement.

    AOL AGREEMENT

    On November 24, 1999, we entered into an Interactive Marketing Agreement with AOL under which AOL agreed to promote us on the America
Online-Registered Trademark- service, CompuServe-Registered Trademark- service and Digital City-Registered Trademark- service for a period of six years. Under the terms of our agreement with AOL, we agreed to pay AOL $49 million over the six-year period on a semi-annual basis. We also agreed to issue 258,060 shares of our common stock to AOL for every 100,000 customers that subscribe to our service through AOL, up to 1 million customers. AOL will receive $25 per customer for every customer over 1 million that signs up for our services through AOL. Our agreement with AOL is subject to early termination in October 2004 if either party gives notice to the other party requesting a re-evaluation of the economic terms of the agreement and the parties do not reach agreement on those terms.

    AOL also agreed not to promote on the America Online-Registered Trademark-service, CompuServe-Registered Trademark- or the Digital
City-Registered Trademark- service offers of electricity or natural gas (and certain related products) by other providers to residential or small commercial customers over the course of our agreement. We also have the option to declare an eight-month blackout period during which AOL cannot conduct branding campaigns on behalf of any provider of energy products, including regulated public utilities in restructured markets. The exclusivity provisions in our agreement with AOL for a particular market can be terminated by AOL if we choose not to market actively our services to customers in a particular restructured market, or if our prices are not competitive in a particular product. In addition, the exclusivity provisions in our agreement with AOL can be terminated by AOL for either electricity or natural gas for all markets if we are not among the top three energy service providers (excluding incumbent utilities) in terms of markets served in the United States for that particular product at any time after November 24, 2000. We expect to be able to satisfy these requirements.

    COLUMBIA ENERGY SERVICES AGREEMENTS

    On June 29, 2000 we entered an asset purchase agreement with Columbia Energy Services Corporation, Columbia Energy Retail Corporation, and Columbia Energy Power Marketing Corporation (collectively "Columbia"), under which we agreed to acquire the retail residential and small commercial natural gas business of those parties, which includes approximately 20,000 electricity customers and 285,000 natural gas customers. Of these approximately 305,000 customers, substantially all are subject to fixed price contracts. These contracts are subject to expiration and renewal on a rolling basis, with approximately 25,000 expiring per month over the next year.

    Pursuant to the asset purchase agreement, we made a cash payment of approximately $11.7 million and issued to Columbia 602,200 shares of our common stock. In connection with the acquisition, we purchased natural gas inventory and customer accounts receivable for approximately $32.6 million. In addition, to provide Columbia incentives to help us minimize the loss of the customers we acquired, we have agreed to a further payment to Columbia on July 31, 2001, based on the number of customers transferred from Columbia who remain our customers at that time. The maximum potential payment under those provisions is approximately $3.9 million.

    The asset purchase agreement contemplates two closings. The first closing occurred on July 31, 2000 and included those of Columbia's retail operations with respect to which we had obtained all required regulatory licenses and approvals. The second closing will include the balance of Columbia's retail operations and will occur at the time we obtain all required regulatory approvals related to those remaining assets.

    The agreements with Columbia include a subscription agreement governing the TNPC shares of common stock issued to Columbia as part of the purchase price. Pursuant to the subscription agreement, the TNPC shares were issued and delivered to Columbia at the first closing. Any transfer by Columbia of its TNPC shares is subject to certain restrictions set forth in the subscription agreement. Following the effectiveness of this offering, Columbia is entitled to include its TNPC shares issued under the subscription agreement in any registration statement we file, subject to certain limitations.

    We also entered into a services agreement with Columbia whereby following the first closing we will provide a number of services related to Columbia's retail operations to be transferred at the second closing. Those services include billing, regulatory consulting, risk management and customer service functions. We are not restricted from providing any services to other parties which are the same as, similar to or different from the services provided to Columbia pursuant to the services agreement so long as we do not disclose to others any confidential or proprietary information regarding Columbia or its business obtained through our provision of services under the services agreement.

    As consideration for the provision of services under the services agreement, we are entitled to receive payments equal to the gross amounts received by Columbia in payment of amounts billed its customers under the relevant customer contracts less taxes payable by Columbia with respect to such receipts. These payments are to be made to us on a monthly basis.

    The term of the services agreement commenced on the date of the first closing and automatically terminates upon the earlier of the date of the second closing, the termination of the asset purchase agreement, or January 31, 2001. If the term of the services agreement terminates as a result of the termination of the asset purchase agreement or on January 31, 2001, we are obligated to continue providing the services for 60 days following termination. If the services agreement term terminates on either of those dates or as a result of our default in the performance of our obligations under the services agreement, we are obligated to make an election with regard to the forward term physical supply, transportation capacity and storage transactions of at least 30 days in nature entered into by us, and the non-physical and financial transactions with third parties to hedge or fix natural gas or electricity supply costs entered into by us. Those elections are as follows:

    - we must either assign to Columbia, and Columbia will assume, our position under all the above described forward transactions and hedge positions relating to those customers and customer contracts, in which event Columbia will pay our costs under such forward transactions and hedge positions; or

    - Columbia will pay us or we will pay to Columbia, as applicable, the amounts which would have had the same economic consequences to Columbia had the relevant forward transactions and hedge transactions been consummated.

    Columbia retains all risk of loss arising out of any transactions entered into by us on behalf of Columbia at Columbia's written instruction that are specifically opposed in writing by us and for any services, goods or products unrelated to the services to be provided under the services agreement that are provided by Columbia or any third party.

    We have also entered into a noncompetition and license agreement with Columbia's parent, Columbia Energy Group ("CEG"), whereby we were granted an exclusive, three-year license to use specified trademarks, service marks, and trade names previously used by Columbia in its retail operations in the geographic areas of service associated with the customers we acquired, in connection with the provision, promotion and sale of natural gas, electricity, and related energy products and services to retail residential and small commercial customers. Pursuant to that agreement, for three years following
July 31, 2000, CEG will agree that, except for its affiliates that are regulated by the FERC or a state public utility authority, neither CEG nor its affiliates will compete, directly or indirectly, with us in the business of retail marketing and sales to residential and small commercial customers of natural gas and electricity commodities within the jurisdictions of Georgia, Indiana, Maryland, Michigan, New Jersey, Ohio, Pennsylvania, and Virginia, the states in which Columbia's residential and small commercial customers are currently located.

    As a part of our asset purchase agreement with Columbia, we assumed Columbia's rights and obligations under a January 1, 2000 Gas Purchase Agreement between Enron North America Corp. and Columbia. The agreement identifies term gas volume commitments that Columbia agreed to purchase from Enron North America. Pursuant to the assumption, we will purchase gas from Enron North America in the amounts and at the negotiated market based indexed rates and terms contained in the agreement. This agreement will expire on March 31, 2001. We also assumed Columbia's rights and obligations under two master agreements between Enron North America and Columbia. Physical hedge transactions and financial derivative transactions subject to these agreements and related to Columbia's retail operations were assigned to and assumed by TNPC as part of this transaction.

                                   MANAGEMENT

DIRECTORS AND EXECUTIVE OFFICERS

    Our board of directors currently consists of seven members. Two additional independent directors will be elected to serve on our board of directors commencing as of the completion of this offering. Each director will be elected for a period of one year beginning at our annual meeting of stockholders in 2001 and will serve until the next annual meeting or until his or her successor is duly elected and qualified. There are no family relationships among the directors and officers of TNPC. All of our executive officers serve at the discretion of our board of directors, subject to their employment agreements described below under "--Employment Agreements."

    Following this offering, each of the DLJMB Partners (taken together), CalPERS and OTP (taken together) and Enron Energy Services will be entitled to nominate one representative to serve on our board of directors so long as that stockholder owns in excess of 5% of our common stock calculated on a diluted basis. We have agreed to use commercially reasonable efforts to cause the designated nominees of these stockholders to be elected to our board of directors.

    The persons who are expected to be directors and executive officers of TNPC as of the completion of this offering, and their positions and ages as of September 1, 2000, are as follows:

NAME                            AGE                              POSITION
----                          --------   --------------------------------------------------------
H. Eugene Lockhart..........     50      President, Chief Executive Officer and Director

William I Jacobs............     59      Managing Director, Chief Financial Officer and Director

James P. Badum..............     40      Managing Director and Chief Marketing Officer

Marc E. Manly...............     48      Managing Director, Law and Government Affairs

A.S.A. Wyatt................     50      Managing Director, Operations and Technology

John Henderson..............     36      Vice President, Risk Management

David A. Eichinger..........     35      Vice President, Corporate Development

Kathryn A. Johnson..........     42      Vice President, Human Resources and Communications

Lou L. Pai..................     53      Chairman and Director

Kenneth L. Lay..............     57      Director

James V. Derrick, Jr........     55      Director

Richard A. Causey...........     40      Director

Peter Grauer................     54      Director

Linda G. Alvarado...........     48      Director Nominee*

Ray J. Groves...............     65      Director Nominee*

------------------------

*   To become a director effective upon completion of this offering.

    Set forth below is a brief description of the business experience of the directors and director nominees and executive officers of the Company.

    H. EUGENE LOCKHART joined us in February 2000 and serves as our President and Chief Executive Officer. Effective as of April 2000, Mr. Lockhart also serves as a member of our board of directors. Prior to joining TNPC, from February 1999 to February 2000, Mr. Lockhart was a senior executive at AT&T Corp., first as its Chief Marketing Officer, and subsequently as the President of AT&T Consumer Services. From May 1997 to October 1998, Mr. Lockhart served as President of BankAmerica Corporation's Global Retail Bank. From January 1994 to May 1997, Mr. Lockhart was President and Chief Executive Officer of MasterCard International. Mr. Lockhart serves on the boards of directors of Nabisco Group Holdings, First Republic Bank, IMS Health Inc., yclip.com, Z-university and ST Technologies and the Royal Academy of Arts in London, and is a trustee of the Alumni Board of the University of Virginia and the Darden Graduate School of Business at the University of Virginia.

    WILLIAM I JACOBS serves as our Managing Director and Chief Financial Officer, a position he has held since joining us in June 2000. Effective as of July, 2000, Mr. Jacobs also serves as a member of our board of directors. Prior to that time, from January 1999 to June 2000, Mr. Jacobs served as Senior Executive Vice President, Strategic Ventures for MasterCard International, Inc. From January 1995 to December 1999, Mr. Jacobs was Executive Vice President, Global Resources for MasterCard International. Prior to Mr. Jacobs' employment at MasterCard International, he was the Executive Vice President, Chief Operating Officer of Financial Security Assurance, Inc., which he co-founded in 1984. Mr. Jacobs serves on the boards of directors of Investment Technology Group, Inc., Mondex International, and Blackboard, Inc. and is the Chairman of the Board of Trustees of American University.

    JAMES P. BADUM serves as our Managing Director and Chief Marketing Officer, a position he has held since joining us in April 2000. Prior to his appointment, from December 1997 to March 2000 Mr. Badum served as Senior Vice President and then as Managing Director of Consumer Services at Enron Energy Services. From September 1995 to November 1997, Mr. Badum served as Vice President of Marketing at Paramount Farms, Inc. Prior to Mr. Badum's employment at Paramount Farms, he was a director at Taco Bell Corporation, a division of PepsiCo.

    MARC E. MANLY serves as our Managing Director, Law and Government Affairs, a position he has held since joining us in April 2000. From October 1996 to April 2000, Mr. Manly was Vice President and Chief Counsel to AT&T Consumer Services. From December 1994 to October 1996, Mr. Manly served as the Solicitor General of AT&T Corp. Prior to that time, he was a partner with the law firm of Sidley & Austin.

    A.S.A. WYATT serves as our Managing Director, Operations and Technology, a position he has held since joining us in May 2000. Prior to that time, from October 1999 to April 2000, Mr. Wyatt served as Vice President of Operations, Technology and Planning at AT&T Corp. From June 1993 to September 1999,
Mr. Wyatt served as Director of Group Development at Guardian Royal Exchange plc, one of the largest composite insurers in the United Kingdom. Prior to that time, Mr. Wyatt held a variety of positions at Midland Bank plc in the United Kingdom.

    JOHN HENDERSON serves as our Vice President, Risk Management, a position he has held since joining us in April 2000. From August 1996 to March 2000, Mr. Henderson served as Vice President of Retail Risk Management at Enron Energy Services. From July 1994 to July 1996, Mr. Henderson served as Director of European Gas and Power Trading at Enron Europe Liquids Processing. Prior to his employment with Enron, Mr. Henderson held various positions at Drexel Burnham Lambert, and consulted for Bloomberg Financial Markets.

    DAVID A. EICHINGER serves as our Vice President of Corporate Development, a position he has held since joining us in April 2000. From February 1996 to April 2000, Mr. Eichinger served in various positions at Enron Energy Services and its affiliates. Most recently, Mr. Eichinger served as Vice President, Corporate Development at Enron Energy Services. Prior to his employment at Enron,
Mr. Eichinger held various corporate finance positions with Exxon Corporation and Exxon Chemicals.

    KATHRYN A. JOHNSON serves as our Vice President, Human Resources, Communications, and Administrative Operations, a position she has held since joining us in April 2000. From February 1999 to April 2000, Ms. Johnson was Executive Director, Consumer Services Management at AT&T Corp. From November 1996 to February 1999, Ms. Johnson served as Brand Management Director at AT&T. From March 1995 to November 1996, Ms. Johnson served as Vice President, Human Resources and

Account Services at Jetson Direct Mail Services. Prior to that time,
Ms. Johnson held a number of consumer marketing and administrative operations positions in AT&T.

    LOU L. PAI is Chairman and a member of our board of directors, positions he has held since November 1999. He is Chairman and Chief Executive Officer of Enron Energy Services, a position he has held since March 1997. From August 1995 to February 1997, Mr. Pai served as President and Chief Operating Officer of Enron Capital & Trade Resources Corp., a subsidiary of Enron now known as Enron North America Corp., and from September 1994 to July 1995, Mr. Pai served as a Managing Director of Enron Capital & Trade. Mr. Pai has served as a member of the board of directors of the Woodward Governor Company since July 1999.

    KENNETH L. LAY has been a member of our board of directors since January 2000. He has been Chairman of the Board and Chief Executive Officer of Enron for over fourteen years. Mr. Lay has been a member of the board of directors of Enron Corp. since 1985. Mr. Lay serves on the boards of directors of Eli Lilly and Company, Compaq Computer Corporation, Azurix Corp., EOTT Energy Corp. (the general partner of EOTT Energy Partners, L.P.), Questia Media, Inc., and Trust Company of the West.

    JAMES V. DERRICK, JR. has been a member of our board of directors since January 2000. He is Executive Vice President and General Counsel of Enron, a position he has held since June 1991. Prior to joining Enron in 1991, Mr. Derrick was a partner at the law firm of Vinson & Elkins L.L.P. for more than 13 years. Mr. Derrick also serves as a director and officer of other Enron affiliates and is a member of the board of directors of Atlantic Water Trust, an affiliate of Azurix Corp.

    RICHARD A. CAUSEY was elected to our board of directors on September 1, 2000. He is Executive Vice President and Chief Accounting Officer of Enron, a position he has held since July 1999. From July 1997 to July 1999, Mr. Causey served as Senior Vice President of Enron and its Chief Accounting Officer, and from July 1992 to July 1997 served in various capacities at Enron Capital & Trade Resources Corp., a subsidiary of Enron now known as Enron North America Corp. Prior to joining Enron in 1992, Mr. Causey was a Senior Manager with Arthur Andersen & Co. in Houston, Texas.

    PETER T. GRAUER has been a member of our board of directors since June 2000. He has been a Managing Director of DLJ Merchant Banking, Inc. since
September 1992. From April 1989 to September 1992, he was a Co-Chairman of Grauer & Wheat, Inc., an investment firm specializing in leveraged buyouts.
Mr. Grauer serves on the boards of directors of Doane Pet Care Products Company, Total Renal Care Holdings, Inc., Bloomberg Inc., Formica Corporation and Thermadyne Holdings, Inc.

    LINDA G. ALVARADO will become a member of our board of directors upon the completion of the offering. She has been President and Chief Executive Officer of Alvarado Construction, Inc. since 1976. Ms. Alvarado is also a co-owner of The Colorado Rockies Baseball Club. Ms. Alvarado serves on the boards of directors of 3M, Engelhard Corporation, Qwest Communications, Inc., The Pepsi Bottling Group, Inc., Pitney Bowes Inc. and Lennox International Inc.

    RAY J. GROVES will become a member of our board of directors upon the completion of the offering. He has been Chairman of Legg Mason Merchant Banking, Inc. since February 1995. Mr. Groves retired as Chairman and Chief Executive Officer of Ernst & Young in September 1994, which position he had held since 1977. Mr. Groves serves on the boards of directors of Allegheny Technologies Incorporated, American Water Works Company, Inc., Boston Scientific Corporation, Electronic Data Systems Corporation, Marsh & McLennan Companies, Inc. and Nabisco Group Holdings, Inc.

COMMITTEES

    Our board of directors will have an audit committee and a compensation committee. We expect that the audit committee will be chaired by Mr. Groves. The audit committee will make recommendations to the board of directors regarding the selection of independent accountants, will review the results and scope of audit and other services provided by our independent accountants and will review and evaluate our audit and control functions. We expect that the compensation committee will be chaired by Mr. Grauer. The compensation committee will administer our employee stock and other benefit plans and make decisions concerning salaries and incentive compensation for our employees. The board of directors will designate other members to these committees following completion of this offering.

DIRECTOR COMPENSATION

    Our employee directors will not receive any cash compensation from us for their services as members of our board of directors. We will reimburse our directors for travel and lodging expenses in connection with their attendance at board and committee meetings. Additionally, our non-employee directors, other than those who are employees of Enron, will receive an initial grant of options under our stock plan to purchase 15,000 shares of common stock at the then current market price, an annual grant of options to purchase 5,000 shares of common stock at the then current market price, and an annual cash retainer of $20,000. In addition, these directors will receive $1,000 for each board meeting attended, other than telephonic meetings, and $500 per committee meeting, and the directors who serve as chairmen of our audit and compensation committees will each receive a $5,000 additional retainer.

EXECUTIVE COMPENSATION

    Our company was formed in November 1999, and did not conduct any significant operations during 1999. Effective January 6, 2000, we issued to Lou L. Pai, our Chairman, an aggregate of 2,064,400 shares of common stock as compensation for services performed in connection with our formation. Other than Mr Pai, the current annualized base salary for our five most highly compensated executive officers, based on their expected annual salary for 2000, is expected to be as follows: Mr. Lockhart - $700,000; Mr. Jacobs - $600,000; Mr. Badum - $360,000;
Mr. Manly - $350,000 and Mr. Wyatt - $300,000. In addition, these individuals will receive bonuses, stock options and other compensation described below under "--Employment Agreements."

EMPLOYMENT AGREEMENTS

    The following is a summary of the material terms of the agreements for the executive officers named above under "--Executive Compensation."

    H. EUGENE LOCKHART. We entered into an employment agreement with Mr. Lockhart effective February 1, 2000. The agreement has a four year initial term. The agreement provides that Mr. Lockhart will serve as our President and Chief Executive Officer, and will receive a minimum annual base salary of $700,000, subject to annual review, and will also receive a target bonus of 150% of his annual base salary, determined at the discretion of our board of directors, payable in the first quarter of the subsequent year. As of the effective date of the agreement, Mr. Lockhart became entitled to a one time additional payment of $780,000 and a split dollar whole life insurance policy with a cash balance at inception in the amount of $4,000,000. In addition, under the agreement, Mr. Lockhart received stock options to purchase 678,000 shares of common stock at an exercise price of $3.88 per share, which vest in one-third increments on December 31, 2001, 2002 and 2003, and stock options to purchase 1,290,000 shares of common stock at the initial public offering price, which vest in one-third increments on each of the first three anniversaries of our initial public offering. All options have a term of ten years. Mr. Lockhart will also receive $4,000,000 in restricted stock upon consummation of this offering valued at the initial public offering price of our common stock, which will vest in one-half increments on each of February 1, 2001 and February 1, 2002. Mr. Lockhart will be allowed to participate in all benefit plans offered by TNPC to other similarly situated employees.

    We may terminate Mr. Lockhart's employment agreement at any time for cause, death or disability before the expiration of the term of employment. Mr. Lockhart may voluntarily terminate his employment at any time. If we involuntarily terminate Mr. Lockhart's employment agreement, which includes termination without cause, or if TNPC materially breaches a material provision of the employment agreement which remains uncorrected for 30 days following Mr. Lockhart's written notice of the breach, then Mr. Lockhart is entitled to receive his monthly base salary and target bonus as if his employment agreement had continued for the full term after involuntary termination, unless he accepts employment with a competitor. The term of the agreement may be extended for one year periods upon notice to and agreement with Mr. Lockhart on or before six months prior to the conclusion of the initial term or any extension thereof. Employment after the agreement expires converts to employment-at-will, terminable at any time by either TNPC or Mr. Lockhart. The agreement prohibits Mr. Lockhart from soliciting our employees for a period of twelve months following termination or from competing with TNPC or soliciting customers for either twelve months after voluntary termination or six months after involuntary termination. The employment agreement also contains confidentiality provisions.

    In the event of a change of control of TNPC as specified in our 2000 Stock Plan described below, and unless he enters into a new employment agreement with the successor entity, Mr. Lockhart would have a one year period to elect to terminate his employment agreement on account of the consummation of a change of control. In that event, Mr. Lockhart would be entitled to the salary and bonus otherwise to be paid over the remaining term of his employment agreement, although such payments would not exceed one year's salary and bonus at then-current levels once the final year of the initial term begins.

    WILLIAM I JACOBS. We entered into an employment agreement with Mr. Jacobs effective May 1, 2000. The agreement has a four year initial term. The agreement provides that Mr. Jacobs will receive a minimum annual base salary of $600,000, subject to annual review, and will also receive a target bonus of 100% of his annual base salary payable in the first quarter of the subsequent year. In addition, under the agreement, Mr. Jacobs received stock options to purchase 400,000 shares of common stock at an exercise price of $9.69 per share, which vest in one-third increments on December 31, 2001, 2002 and 2003, and stock options to purchase 400,000 shares of common stock at the initial public offering price, which vest in one-third increments on each of the first three anniversaries of our initial public offering. All options have a term of ten years. As of the effective date of the agreement, Mr. Jacobs was granted $6,700,000 as principal amount, subject to the accumulation of interest, under a deferred compensation plan, with vesting in one-fifth increments at the effective date of the agreement, and on December 31, 2000, 2001, 2002 and 2003. The deferred compensation plan provides for several investment selections to be determined by the compensation committee of the board of directors, for accelerated vesting in the event of a termination without cause or for death or disability, and for forfeiture of unvested amount in the event of a termination for cause or a voluntary termination. Mr. Jacobs will also receive $1,000,000 in restricted stock upon consummation of this offering valued at the initial public offering price of our common stock, which will vest in one-fourth increments on December 31, 2000, 2001, 2002 and 2003. Mr. Jacobs will be allowed to participate in all benefit plans offered by TNPC to other similarly situated employees. The other terms of Mr. Jacobs' employment agreement are substantially similar to the terms of Mr. Lockhart's employment agreement.

    JAMES P. BADUM. We entered into an employment agreement with Mr. Badum effective April 13, 2000. The agreement has a four year initial term. The agreement provides that upon his relocation to our office in Greenwich, Connecticut, Mr. Badum will receive a minimum annual base salary of $360,000, subject to annual review, and will also receive a target bonus of 100% of his annual base salary payable in the first quarter of the subsequent year. In addition, under the agreement, Mr. Badum received stock options to purchase 140,000 shares of common stock at an exercise price of $3.88 per share and 60,000 shares of common stock at an exercise price of $9.69 per share, all of which vest in one-third increments on December 31, 2001, 2002 and 2003, and stock options to purchase 400,000 shares of common stock at the initial public offering price, which vest in one-third increments on each of the first three anniversaries of our initial public offering. All options have a term of ten years. In addition, in connection with relocation from Texas to our headquarters location, Mr. Badum will receive a home purchase assistance loan in the amount of $638,000, which amount will be forgiven in equal one-fifth amounts over a five year period, so long as he remains employed with the Company and satisfies other conditions of the loan agreement. Mr. Badum will be allowed to participate in all benefit plans offered by TNPC to other similarly situated employees. The other terms of Mr. Badum's employment agreement are substantially similar to the terms of Mr. Lockhart's employment agreement.

    MARC E. MANLY. We entered into an employment agreement with Mr. Manly effective April 17, 2000. The agreement has a four year initial term. The agreement provides that Mr. Manly will receive a minimum annual base salary of $350,000, subject to annual review, and will also receive a target bonus of 100% of his annual base salary payable in the first quarter of the subsequent year. In addition, under the agreement, Mr. Manly received stock options to purchase 200,000 shares of common stock at an exercise price of $9.69 per share, which vest in one-third increments on December 31, 2001, 2002 and 2003, and stock options to purchase 300,000 shares of common stock at the initial public offering price, which vest in one-third increments on each of the first three anniversaries of our initial public offering. All options have a term of ten years. As of the effective date of the agreement, Mr. Manly was granted $5,000,000 as principal amount, subject to the accumulation of interest, under the deferred compensation plan described with respect to Mr. Jacobs, with vesting in one-third increments on December 31, 2000, 2001 and 2002. Mr. Manly will be allowed to participate in all benefit plans offered by TNPC to other similarly situated employees. The other terms of Mr. Manly's employment agreement are substantially similar to the terms of Mr. Lockhart's employment agreement.

    A. S. A. WYATT. We entered into an employment agreement with Mr. Wyatt effective May 22, 2000. The agreement has a four year initial term. The agreement provides that Mr. Wyatt will receive a minimum annual base salary of $300,000, subject to annual review, and will also receive a target bonus of 100% of his annual base salary payable in the first quarter of the subsequent year. In addition, under the agreement, Mr. Wyatt received stock options to purchase 200,000 shares of common stock at an exercise price of $9.69 per share, which vest in one-third increments on December 31, 2001, 2002 and 2003, and stock options to purchase 200,000 shares of common stock at the initial public offering price, which vest in one-third increments on each of the first three anniversaries of our initial public offering. All options have a term of ten years. As of the effective date of the agreement, Mr. Wyatt became entitled to a one time additional payment of $100,000. Mr. Wyatt will be allowed to participate in all benefit plans offered by TNPC to other similarly situated employees. The other terms of Mr. Wyatt's employment agreement are substantially similar to the terms of Mr. Lockhart's employment agreement.

2000 STOCK PLAN

    GENERAL. Our board of directors and stockholders have adopted our 2000 Stock Plan. The plan allows us to grant options or restricted stock to employees, board members, officers, consultants and other service providers. The purpose of the plan is to attract and retain qualified employees, consultants and other service providers by providing them with additional incentives and opportunities to participate in our company's ownership and to create an interest in the success and increased value of our company. The stock plan will be administered by the compensation committee of the board of directors. The committee has the authority to determine, and to establish guidelines and to delegate to the Chief Executive Officer the determination of, the persons to whom awards are to be granted, the time at which awards will be granted, the number of shares to be represented by each award, and the consideration to be received, if any. The committee also has the power to interpret the plan and to create or amend its rules.

    RESERVATION OF SHARES. Grants of stock options and restricted stock may be made pursuant to the stock plan. The number of shares of common stock issued under the plan may not exceed 18,419,400 shares. If any portion of any option or restricted stock granted under the plan can no longer be exercised or become vested, or if any common stock is reacquired by us pursuant to an option or restricted stock agreement, where in any such case no alternative consideration has been provided to the participant, the unexercised portion will be available for grant or reissuance. If our outstanding common stock is adjusted because of a recapitalization, stock split, combination of shares, reclassification, stock dividend, or other similar change, the committee will make appropriate adjustments to the total number and kind of shares covered by the plan to preserve as nearly as practical the benefits to the participants. However, in the event of an equity capital contribution to us, plan participants will have no recourse to a dilution in their shares of common stock, options and rights to acquire restricted stock.

    STOCK OPTIONS. Stock options granted under the plan are not intended to be incentive stock options within the meaning of Section 422(b) of the Internal Revenue Code. The maximum number of shares that may be subject to options granted under the plan to an individual optionee during any calendar year may not exceed, with respect to options granted prior to September 1, 2000, 3,000,000 shares, and, with respect to options granted on or after September 1, 2000, 1,500,000 shares. The exercise price for an option granted under the stock plan will be determined by the committee but, on or after September 1, 2000, will be no less than the fair market value of the common stock on the date the option is granted. The term for exercise of any option granted will generally be ten years from the effective date of the option agreement. The options granted under the plan are not assignable or transferable, except on the death of a participant or unless the committee gives its approval.

    RESTRICTED STOCK. The plan permits the committee to make restricted stock awards, including performance-based restricted stock awards pursuant to Section 162(m) of the Internal Revenue Code. The maximum number of shares that may be subject to grants of restricted stock to an individual grantee during any calendar year may not exceed, with respect to grants of restricted stock prior to September 1, 2000, 1,000,000 shares, and, with respect to grants made on or after September 1, 2000, 500,000 shares. The committee will establish the performance criteria. The restricted stock granted under the plan is not assignable or transferable, except on the death of a participant or unless the committee gives its approval.

    TERMINATION OF EMPLOYMENT. If the employment of any employee who is party to an employment agreement is terminated for any reason, other than the termination of employment by the company for cause or the voluntary termination of employment by the employee not as a result of any breach by the company, then the plan provides for the accelerated vesting of options and restricted stock granted to such employee.

    CHANGE OF CONTROL. The plan provides for the accelerated vesting of options and restricted stock granted to participants in the event of a change of control of the company. Change of control is deemed to occur in one of four circumstances: (1) excluding exceptions applicable to existing investors and transactions, where a person or entity acquires more than 25% of the then outstanding shares of common stock or the combined voting power of the then outstanding voting securities of the company entitled to vote generally in the election of directors; (2) where a majority of the board of the company is replaced, other than where individual board members are replaced by a majority vote of the board; (3) in the event of a merger, consolidation or sale or other disposition of all or substantially all of the assets of the company where the stockholders immediately prior to such transaction fail to own, immediately after such transaction, at least 70% of the then outstanding shares of common stock or the combined voting power of the then outstanding voting securities of the company entitled to vote generally in the election of directors or fail to meet other specified conditions, and (4) upon approval by the shareholders of a complete liquidation or dissolution of the company. Notwithstanding the foregoing, a change of control shall not be deemed to occur if the board of directors unanimously approves a transaction that would otherwise result in a change of control.

    TERM AND AMENDMENT. The plan has a term of ten years, subject to earlier termination or amendment by our board of directors. The board of directors may amend the plan at any time, except that participant approval is required if any amendment, alteration, suspension or termination substantially affects or impairs the participant's rights under the plan.

    INITIAL GRANTS. Our board of directors has granted options under the stock plan to a number of employees and non-employee officers or directors. Specifically, as of September 24, 2000, the board of directors has granted options to purchase 1,316,600 shares of common stock at an exercise price of $3.88, 1,430,000 shares of common stock at an exercise price of $9.69 per share, and 8,329,400 shares of common stock at the initial public offering price. In addition, we have agreed to issue $5,000,000 of restricted stock based on the initial public offering price for this offering. See "--Employment Agreements" above for a description of specific option grants and restricted stock awards made to our top five executive officers.

    TAX EFFECTS. The following is a brief summary of certain of the federal income tax consequences of awards under the 2000 Stock Plan. This summary is not intended to be exhaustive and does not describe state or local consequences. In general, the recipient of a stock option which is not an incentive stock option under Section 422(b) of the Internal Revenue Code will not recognize income at the time that the option is granted. At the time of exercise, the optionee will recognize taxable ordinary income in an amount equal to the difference between the option price paid for the shares of common stock purchased upon exercise of the option and the fair market value of such shares on the date of such exercise. At the time of the sale of shares acquired by the optionee pursuant to the exercise of an option, any appreciation or depreciation in the value of the shares after the date of exercise generally will be treated as capital gain or capital loss. A recipient of a restricted stock award under the 2000 Stock Plan will generally be subject to tax at ordinary income rates on the market value of the restricted stock, reduced by any amount paid for them by the recipient, at the time that they are no longer subject to a risk of forfeiture or restrictions on transfer for purposes of Section 83 of the Internal Revenue Code. However, a recipient who elects under Section 83(b) of the Internal Revenue Code within 30 days of the date of transfer of restricted stock to him or her will recognize taxable ordinary income on the date of transfer of such shares equal to the excess of their then fair market value, determined without regard to the risk of forfeiture or restrictions on transfer, over any purchase price paid for them by the recipient. If an Internal Revenue Code Section 83(b) election has not been made, any dividends received with respect to restricted stock that are subject at that time to a risk of forfeiture or restrictions on transfer generally would be treated as compensation that is taxable as ordinary income to the recipient. To the extent that a 2000 Stock Plan participant recognizes taxable ordinary income in the circumstances described above, TNPC will be entitled to a corresponding deduction provided that, among other things, the income meets the test of reasonableness, is an ordinary and necessary business expense, is not an "excess parachute payment" within the meaning of Section 280G of the Internal Revenue Code and is not disallowed by the one million dollar limitation on certain executive compensation pursuant to Section 162(m) of the Internal Revenue Code. Options and certain awards of restricted stock granted under the 2000 Stock Plan should be exempt from the Internal Revenue Code Section 162(m) deduction limitation as "performance based" compensation.

                           RELATED PARTY TRANSACTIONS

    In our initial private placement in January 2000, investors made cash contributions of $100 million and Enron Energy Services agreed to contribute retail electricity and gas customer contracts and entered into a services agreement, two commodity supply agreements, a software agreement and other agreements in exchange for, in the aggregate, 19.8 million shares of our common stock, Class A warrants to acquire 60 million shares of our common stock and Class B warrants to acquire 10.3 million shares of our common stock. The Enron customer contracts to be transferred to us will not be transferred until we receive certain regulatory approvals and we are ready operationally to serve those customers. Pending such transfer, Enron will continue to serve the customers, with the economic benefits and burdens of the customer contracts being assigned to us.

    In our second private placement in July 2000, our investors, in the aggregate, made cash contributions of approximately $104 million in exchange for Class A warrants to acquire 9,070,800 shares of our common stock and 639,000 shares of common stock. The following stockholders made aggregate contributions in exchange for our securities in our two private placement rounds:

                                                   CASH           SHARES OF       CLASS A       CLASS B
INVESTOR                                       CONTRIBUTION      COMMON STOCK   WARRANTS(1)   WARRANTS(1)
--------                                       ------------      ------------   -----------   -----------
Enron Energy Services, LLC..................            --(2)     14,800,000    45,000,000            --
DLJMB Partners(3)...........................   $42,500,000         1,750,000     5,947,800     3,613,000
GE Capital Equity Investments, Inc..........    35,000,000         1,750,000     5,250,000     3,613,000
California Public Employees' Retirement
  System....................................    40,000,000           750,000     4,575,800     1,548,400
Ontario Teachers' Pension Plan Board........    30,000,000           750,000     3,645,600     1,548,400
LJM2-TNPC, LLC(4)...........................    50,000,000                --     4,651,600            --
Lou L. Pai..................................     4,999,844           463,000            --            --
H. Eugene Lockhart..........................       194,378            18,000            --            --
William I Jacobs............................       194,378            18,000            --            --
James P. Badum..............................       194,378            18,000            --            --
Marc E. Manly...............................       194,378            18,000            --            --
A.S.A. Wyatt................................        64,793             6,000            --            --
David A. Eichinger..........................       194,378            18,000            --            --
Kathryn A. Johnson..........................        53,994             5,000            --            --
All other officers as a group...............       809,910            75,000            --            --

------------------------

(1) The Class A warrants are exercisable for shares of our common stock at an exercise price of $0.05 per share beginning December 31, 2000 until their expiration on December 31, 2005. The Class B warrants are subject to mandatory net cashless exercise upon completion of this offering at an exercise price of $9.69 per share.

(2) Enron Energy Services contributed certain contracts and entered into certain agreements in exchange for shares of our common stock and Class A warrants.

(3) The DLJMB Partners include: DLJMB Funding II, Inc., DLJ Merchant Banking Partners II, L.P., DLJ Merchant Banking Partners II-A, L.P., DLJ Diversified Partners, L.P., DLJ Diversified Partners-A, L.P., DLJ Millennium Partners, L.P., DLJ Millennium Partners-A, L.P., DLJ First ESC L.P., DLJ Offshore Partners II, C.V., DLJ EAB Partners, L.P. and DLJ ESC II, L.P.

(4) The member interests of LJM2-TNPC, LLC are partially held by LJM2 Co-Investment, L.P. For a description of the relationship between Enron and LJM2 Co-Investment, L.P., please see footnote 2 to the table under "Principal Stockholders."

    Donaldson, Lufkin & Jenrette Securities Corporation, an affiliate of the DLJMB Partners, received customary fees and expense reimbursement for its services as placement agent in connection with both of our private placements. The aggregate amount of all fees paid to Donaldson, Lufkin & Jenrette

Securities Corporation in connection with the private placements was approximately $1.5 million plus out-of-pocket expenses. Peter Grauer, a member of our board of directors, is a Managing Director of DLJ Merchant Banking, Inc., an affiliate of the DLJMB Partners. Donaldson, Lufkin & Jenrette Securities Corporation is acting as a managing underwriter in this offering and will receive the fees and expense reimbursement described under "Underwriting" for its services.

    On May 12, 2000, we entered into an Information Technology Services Agreement with IBM pursuant to which IBM will provide us with systems integration services and other services relating to customer acquisition, customer care and revenue management over a ten-year term. In addition, IBM agreed to purchase $20 million of our common stock over the next two years at specified prices, of which $10 million has already been received.

    Please read "Material Contracts" for additional information on our related party transactions, including a number of significant agreements with Enron and its affiliates. We believe that in the aggregate, these transactions were entered into on terms no less favorable to us than could have been obtained from unaffiliated third parties.

                             PRINCIPAL STOCKHOLDERS

    The following table sets forth, as of September 1, 2000, information with respect to shares of common stock beneficially owned by:

    - each person who we know to be the beneficial owner of more than five percent of our outstanding shares of common stock;

    - each of the executive officers named under "Management--Executive Compensation";

    - each of our directors; and

    - all current directors and executive officers as a group.

    Common stock ownership in the following table has been adjusted to reflect the mandatory net cashless exercise of all outstanding Class B warrants upon completion of this offering at an exercise price of $9.69 per share. The percentage ownerships in the following table also reflects the assumed exercise of all outstanding Class A warrants for shares of common stock, which will become exercisable at an exercise price of $0.05 per share on December 31, 2000.

    To our knowledge, except as indicated in the footnotes to this table or pursuant to applicable community property laws, upon consummation of this offering, the persons named in the table have sole voting and investment power with respect to the shares of common stock indicated.

                                                                            COMBINED             COMBINED
                                         COMMON         CLASS A        PERCENTAGE PRIOR TO   PERCENTAGE AFTER
NAME AND ADDRESS OF BENEFICIAL OWNERS    STOCK          WARRANTS         THE OFFERING(1)     THE OFFERING(1)
-------------------------------------  ----------      ----------      -------------------   ----------------
Enron Corp.(2).......................  13,650,400      42,134,200             55.9%                45.1%
  1400 Smith Street
  Houston, Texas 77002
DLJMB Partners(3)....................   3,696,288       5,947,800              9.7%                 7.8%
  DLJMB Investors
  277 Park Avenue
  New York, New York 10172
GE Capital Equity Investments,
  Inc................................   3,696,288       5,250,000              9.0%                 7.2%
  120 Long Ridge Road
  Stamford, Connecticut 06927
Ontario Teachers' Pension Plan
  Board..............................   2,547,308       5,682,400              8.3%                 6.7%
  5650 Yonge Street, 5th Floor
  Toronto, Ontario
  Canada M2M 4H5
California Public Employees'
  Retirement System..................   1,860,508       5,404,800              7.3%                 5.9%
  Lincoln Plaza
  400 "P" Street
  Investment Office, Suite 3492
  Sacramento, California 92812-2749
Cortez Energy Services, LLC(2).......   5,000,000              --              5.0%                 4.0%
  c/o Enron Energy Services, LLC
  1400 Smith Street
  Houston, Texas 77002
LJM2-TNPC, LLC(2)....................          --       4,651,600              4.7%                 3.8%
  333 Clay Street, Suite 1203
  Houston, Texas 77002

                                                                            COMBINED             COMBINED
                                         COMMON         CLASS A        PERCENTAGE PRIOR TO   PERCENTAGE AFTER
NAME AND ADDRESS OF BENEFICIAL OWNERS    STOCK          WARRANTS         THE OFFERING(1)     THE OFFERING(1)
-------------------------------------  ----------      ----------      -------------------   ----------------
International Business Machines
  Corporation........................   1,576,590              --              1.6%                 1.3%
  New Orchard Road
  Armonk, New York 10504(4)
H. Eugene Lockhart(5)................     208,476              --                *%                   *%
William I Jacobs(6)..................      65,619              --                *%                   *%
James P. Badum.......................      18,000              --                *%                   *%
Marc E. Manly........................      18,000              --                *%                   *%
A.S.A. Wyatt.........................       6,000              --                *%                   *%
Kenneth L. Lay(7)....................          --              --               --%                  --%
James V. Derrick, Jr.(7).............          --              --               --%                  --%
Lou L. Pai(8)........................   2,527,400              --              2.5%                 2.0%
Richard A. Causey(7).................          --              --               --%                  --%
Peter Grauer(9)......................          --              --               --%                  --%
All directors and executive officers
  as a group
  (13 persons)(5)(6)(7)(8)(9)........   2,866,495              --              2.9%                 2.4%

------------------------

*   Less than one percent.

(1) All percentages are calculated assuming the exercise of all outstanding Class A warrants.

(2) The Common Stock reflected as owned by Enron includes 5,000,000 shares of common stock owned by Cortez Energy Services, LLC. Pursuant to the terms of the Contribution and Subscription Agreement executed in connection with our initial private placement, immediately upon receipt of the 14,800,000 shares of common stock issued to Enron Energy Services, a subsidiary of Enron, in that transaction, Enron Energy Services contributed 5,000,000 of those shares of common stock to Cortez. Cortez Energy Services, LLC is a limited liability company with Enron Energy Services as its managing member and LJM2 Co-Investment, L.P. as its only other member. The general partner of LJM2 Co-Investment, L.P. is LJM2 Capital Management, L.P., whose general partner is LJM2 Capital Management, LLC, whose managing member is Mr. Andrew S. Fastow. Mr. Fastow is Executive Vice President and Chief Financial Officer of Enron. LJM2 Co-Investment, L.P. is also the managing member of LJM2-TNPC, LLC. As a result of Mr. Fastow's positions at LJM2 Capital Management, LLC and Enron, Enron may be deemed to beneficially own the LJM2-TNPC member interests held by LJM2 Co-Investment, L.P., and thus the shares of common stock that LJM2-TNPC may acquire upon exercise of its Class A warrants. Enron disclaims beneficial ownership of the shares of common stock held by LJM2-TNPC. The Class A warrants reflected as owned by Enron include 6,766,400 Class A warrants that have been transferred by Enron Energy Services to McGarret I, L.L.C., 8,458,200 Class A warrants that have been transferred by Enron Energy Services to McGarret II, L.L.C. and 2,791,800 Class A warrants that have been transferred by Enron Energy Services to McGarret III, L.L.C. Enron Energy Services is the sole managing member of these entities. The Class A warrants reflected as owned by Enron also include 24,117,800 Class A warrants that have been transferred by Enron Energy Services to EES Warrant Trust. Enron and Enron Energy Services have voting and dispositive power over the Class A warrants held by EES Warrant Trust.

(3) The DLJMB Partners include: DLJMB Funding II, Inc., DLJ Merchant Banking Partners II, L.P., DLJ Merchant Banking Partners II-A, L.P., DLJ Diversified Partners, L.P., DLJ Diversified Partners-A, L.P., DLJ Millennium Partners, L.P., DLJ Millennium Partners-A, L.P., DLJ First ESC L.P., DLJ Offshore Partners II, C.V., DLJ EAB Partners, L.P. and DLJ ESC II, L.P. Upon consummation of the offering, 1,000,000 shares and all of the warrants owned by DLJMB Partners will be subject to a voting trust agreement and will be held and voted by an independent third party, Christiana Bank & Trust Company, as trustee.

(4) Includes $5 million in common stock that IBM has agreed to purchase at one-half of the initial public offering price on December 29, 2000.

(5) Includes $4 million of restricted common stock to be issued to Mr. Lockhart upon completion of this offering, based on the initial public offering price.

(6) Includes $1 million of restricted common stock to be issued to Mr. Jacobs upon completion of this offering, based on the initial public offering price.

(7) Does not include 13,650,400 shares of common stock and Class A warrants to acquire 42,134,200 shares of common stock beneficially owned by Enron Energy Services with respect to which Enron has shared voting and dispositive power. Messrs. Lay, Derrick and Causey, in their capacities as Chairman of the Board and Chief Executive Officer, Executive Vice President and General Counsel, and Executive Vice President and Chief Accounting Officer, respectively, of Enron may be deemed to beneficially own such shares as a result of their positions with Enron. Messrs. Lay, Derrick and Causey disclaim beneficial ownership of these shares.

(8) Does not include 13,650,400 shares of common stock and Class A warrants to acquire 42,134,200 shares of common stock beneficially owned by Enron Energy Services. Mr. Pai, in his capacity as Chairman of the Board and Chief Executive Officer of Enron Energy Services, may be deemed to beneficially own such shares as a result of his position with Enron Energy Services.
    Mr. Pai disclaims beneficial ownership of these shares.

(9) Does not include 3,696,288 shares of common stock and Class A warrants to acquire 5,947,800 shares of common stock owned by DLJMB Partners.
    Mr. Grauer, in his capacity as a Managing Director of DLJ Merchant Banking, Inc., may be deemed to beneficially own such shares as a result of his position with DLJ. Mr. Grauer disclaims beneficial ownership of these shares.

                          DESCRIPTION OF CAPITAL STOCK

    Immediately following the consummation of this offering, the authorized capital stock of TNPC will consist of 500,000,000 shares of common stock, par value $.01 per share, and 50,000,000 shares of preferred stock, par value $.01 per share, the rights and preferences of which may be established from time to time by our board of directors. Upon completion of this offering, there will be 54,681,077 outstanding shares of common stock (58,281,077 if the underwriters' over-allotment option is exercised in full), no outstanding shares of preferred stock, stock options to purchase 11,076,000 shares of common stock and outstanding Class A warrants to purchase 69,070,800 shares of common stock.

    The following discussion summarizes the material provisions of our capital stock, our limited corporate purpose and the anti-takeover provisions that will be contained in our certificate of incorporation and bylaws upon consummation of this offering. This summary is qualified by our certificate of incorporation and bylaws, copies of which have been filed as exhibits to the registration statement of which this prospectus is a part and by Delaware law.

COMMON STOCK

    Prior to this offering, we had authorized common stock consisting of voting common stock and non-voting common stock. Upon completion of this offering, all shares of non-voting common stock automatically convert into shares of common stock on a one-for-one basis. Holders of common stock are entitled to one vote per share on all matters to be voted upon by the stockholders. Because holders of common stock do not have cumulative voting rights, the holders of a majority of the shares of common stock can elect all of the members of the board of directors to be elected by holders of common stock. Subject to preferences of any preferred stock that may be issued in the future, the holders of common stock are entitled to receive such dividends as may be declared by the board of directors and are entitled to receive pro rata all of the assets of TNPC available for distribution to its stockholders. There are no redemption or sinking fund provisions applicable to the common stock.

PREFERRED STOCK

    The board of directors has the authority to issue up to 50,000,000 shares of preferred stock in one or more series and to fix the rights, preferences, privileges and restrictions thereof, including dividend rights, dividend rates, conversion rates, voting rights, terms of redemption, redemption prices, liquidation preferences and the number of shares constituting any series or the designation of that series, which may be superior to those of the common stock, without further vote or action by the stockholders. There will be no shares of preferred stock outstanding upon the closing of the offering and we have no present plans to issue any preferred stock.

    One of the effects of undesignated preferred stock may be to enable the board of directors to render more difficult or to discourage an attempt to obtain control of us by means of a tender offer, proxy contest, merger or otherwise, and as a result to protect the continuity of our management. The issuance of shares of the preferred stock by the board of directors as described above may adversely affect the rights of the holders of common stock. For example, preferred stock issued by us may rank prior to the common stock as to dividend rights, liquidation preference or both, may have full or limited voting rights and may be convertible into shares of common stock. Accordingly, the issuance of shares of preferred stock may discourage bids for the common stock or may otherwise adversely affect the market price of the common stock.

CLASS A WARRANTS

    As of the date of this prospectus, there were outstanding Class A warrants to purchase 69,070,800 shares of our common stock at an exercise price of $0.05 per share. All outstanding Class A warrants may be exercised starting on December 31, 2000 and will expire on December 31, 2005. The holders are entitled to exercise some or all of the Class A warrants either for cash or on a cashless net exercise basis.

    The number of shares of common stock into which the Class A warrants may be converted and the exercise price of the Class A warrants are subject to customary adjustment in the event that we declare a stock split, reverse stock split, stock dividend or other subdivision or combination of our common stock. If we declare a dividend or distribution of cash, debt or other property to the holders of our common stock, the holders of the Class A warrants are entitled to receive upon exercise of the Class A warrants such other cash, debt or other property that we distribute to our stockholders as though such warrantholder had exercised their Class A warrants into common stock prior to our declaration of the dividend. If we merge or consolidate with another corporation or if we sell all or substantially all of our assets, the holders of the Class A warrants will be entitled to receive upon exercise of the Class A warrants the same consideration from such merger or sale as the holders of our common stock as if such warrantholder had exercised their Class A warrants into common stock prior to the merger, consolidation or sale. If we reclassify or change our common stock, the holders of the Class A warrants will be entitled to receive the same kind and amount of shares of stock or other securities, property, cash or any combination thereof receivable by the holders of our common stock after the reclassification or change upon such warrantholders exercise of their Class A warrants.

LIMITED CORPORATE PURPOSE IN OUR CERTIFICATE OF INCORPORATION

    Our certificate of incorporation limits the business activities we may directly or indirectly engage in to the retail marketing and sale of natural gas, electricity and other commodities, products and services (whether or not related to natural gas or electricity) to small commercial customers and residential customers in the United States. These business activities include:

    - the research, development, branding and provision or sale of commodities, products and services for the retail marketing and sale of natural gas, electricity and other commodities, products and services;

    - the ownership of physical and financial portfolios of natural gas, electricity and other commodities or products;

    - the ownership and operation of systems and facilities, including both real and personal property, necessary for us to carry out our business purposes;

    - entering into agreements with persons to provide certain administrative services on our behalf related to our business purposes;

    - the provision of risk management services for ourselves and other parties for the purpose of conducting our business purposes; and

    - the retention of any financing necessary for us to carry out our business purpose.

In addition, our certificate of incorporation permits us to enter into agreements with aggregators, sponsors of small commercial and residential customers and management companies and tenants of multi-family housing so long as such agreements provide for the retail marketing or sale of natural gas, electricity or other commodities, products and services to small commercial customers or residential customers in the United States. We are also permitted to hold equity or debt interests in other entities that are engaged in the same business purposes as ours. Notwithstanding the limitations on our business activities set forth above, we are permitted to engage in any lawful activity under Delaware law so long as we first obtain Enron's written consent. Such consent may be withheld in Enron's sole and unfettered discretion and may be general in nature or may be confined to a particular activity or a particularly described expanded business purpose.

    As used herein, the following terms are defined in our certificate of incorporation as set forth below:

    - "retail" means any marketing, sale or other business to or with a customer who to our knowledge is the ultimate recipient or ultimate customer of commodities, products or services for final consumption or final use, and to our knowledge does not intend to resell, further distribute or disseminate such commodities, products or services, or purchase them for the account of any other person or entity;

    - "residential customer" means any and all individuals who purchase or seek to purchase natural gas, electricity or other commodities, products or services (whether or not related to natural gas or electricity) at retail and, to our knowledge, not for commercial purposes, in the United States; and

    - "small commercial customers" means any and all commercial entities who purchase or seek to purchase natural gas, electricity or other commodities, products or services (whether or not related to natural gas or electricity) at retail in the United States, PROVIDED that in the case of the sale of natural gas or electricity, we do not expect that such customer's natural gas and electricity needs (or in the case of the sale of other commodities, products or services, we do not expect that such customer's natural gas and electricity needs) to exceed:

     (1) 250,000 cubic feet (250 Mcf) of natural gas in any calendar month at any one location in the United States from which such customer or any of its controlled affiliates conducts business, or more than 750,000 cubic feet (750 Mcf) of natural gas in any calendar month at any multiple locations in the United States from which such customer and any of its controlled affiliates taken together conducts business; and

     (2) 36,000 kilowatt hours (36,000 kWh) of electric energy in any calendar month at any one location in the United States from which such customer or any of its controlled affiliates conducts business, or more than 108,000 kilowatt hours (108,000 kWh) of electric energy in any calendar month at any multiple locations in the United States from which such customer and any of its controlled affiliates taken together conducts business.

    In addition to the limitations on the type of business in which we may engage, we are limited to the geographic area where we may conduct our business. Pursuant to the terms of our certificate of incorporation, we are limited to conducting our business within the 50 states of the United States and the District of Columbia. We are prohibited from conducting business in any foreign countries and any of the territories or possessions of the United States, including Puerto Rico.

    The limitations on the type and scope of our business will continue to be in effect after this offering until such time as (a) Enron and its affiliates own less than 20% of our common stock on a fully-diluted basis and less than 20% of our directors are in any way affiliated with Enron or (b) the Noncompetition Agreement between TNPC, Enron and Enron Energy Services terminates pursuant to the terms stated therein.

    If we inadvertently or unintentionally violate the limitations imposed on our business purpose as described above, such business activity will not be deemed or considered ULTRA VIRES or void under our certificate of incorporation. Upon our discovery of any such offending business activity, we have agreed to promptly use our best efforts to cure or remedy the offending business or activity to ensure that we are again in compliance with the limitations imposed on our business purpose.

    Because these limitations are in our certificate of incorporation, our stockholders could seek injunctive relief to enforce these provisions. However, as noted above, Enron has the right to waive any of these provisions.

ANTI-TAKEOVER EFFECTS OF PROVISIONS OF OUR CERTIFICATE OF INCORPORATION, BYLAWS AND DELAWARE LAW

    WRITTEN CONSENT OF STOCKHOLDERS. Our certificate of incorporation provides that any action by our stockholders must be taken at an annual or special meeting of stockholders. Special meetings of the stockholders may be called only by the board of directors, our Chairman, our President and any one or more holders of record of 10% or more of our common stock. This provision could have the effect of deterring hostile takeovers or delaying changes in control. As long as Enron, its subsidiaries and Cortez Energy Services, LLC, an affiliate of Enron, are, taken together, holders of record of 10% or more of our common stock, this provision may not be amended without Enron's consent.

    ADVANCE NOTICE PROCEDURE FOR STOCKHOLDER PROPOSALS. Our bylaws establish an advance notice procedure for the nomination of candidates for election as directors as well as for stockholder proposals to be considered at annual meetings of stockholders. In general, notice of intent to nominate a director at an annual meeting of stockholders must be delivered to or mailed and received at our principal executive offices not later than 120 days prior to the anniversary date of the proxy statement for the immediately preceding annual meeting of stockholders. With respect to an election to be held at a special meeting of our stockholders, notice of an intent to nominate a director at the meeting must be given not later than the close of business on the 10th day following the day on which notice of the date of the meeting was mailed or public disclosure of the date of the meeting was made, whichever occurs first. For our first annual meeting, notice of an intent to nominate a director must be received at our principal executive offices not later than December 31, 2000.

    Notice of stockholders' intent to raise business at an annual meeting generally must be delivered to or mailed and received at our principal executive offices not later than 120 days prior to the anniversary date of the proxy statement for the preceding annual meeting of stockholders. For our first annual meeting, notice must be received at our principal executive offices not later than December 31, 2000.

    These procedures may operate to limit the ability of stockholders to bring business before a stockholders meeting, including with respect to the nomination of directors and the consideration of any transaction that could result in a change in control.

    LIMITATION OF LIABILITY OF OFFICERS AND DIRECTORS. Our certificate of incorporation provides that no director shall be personally liable to TNPC or its stockholders for monetary damages for breach of fiduciary duty as a director, except for liability as follows:

    - for any breach of the director's duty of loyalty to TNPC or its stockholders;

    - for acts or omissions not in good faith or which involve intentional misconduct or knowing violation of the laws;

    - for unlawful payment of a dividend or unlawful stock purchase or stock redemption; or

    - for any transaction from which the director derived an improper personal benefit.

The effect of these provisions is to eliminate the rights of TNPC and its stockholders, through stockholders' derivative suits on behalf of TNPC, to recover monetary damages against a director for breach of fiduciary duty as a director, including breaches resulting from grossly negligent behavior, except in the situations described above.

    DELAWARE TAKEOVER STATUTE. Under the terms of our certificate of incorporation and as permitted under Delaware law, we have elected not to be subject to Delaware's anti-takeover law. If it applied to us, this law would mean that specified persons who, together with affiliates and associates, own, or within three years did own, 15% or more of the outstanding voting stock of a corporation could not engage in certain business combinations with the corporation for a period of three years after the date on which the person became an interested stockholder.

REGISTRATION RIGHTS

    We have entered into agreements with Enron Energy Services, Cortez, CalPERS, OTP, GE Capital, the DLJMB Partners, and LJM2 that give those stockholders specified rights to require us to register the shares of common stock owned by such stockholders or issuable upon the exercise of warrants. Beginning six months after this offering, Enron Energy Services and Cortez have the right to demand a total of three such registrations, only one of which may be exercised during any 6-month period following the date of an offering requested by either such party. The number of shares requested to be registered must have an aggregate offering price of at least $50 million. Also beginning six months after this offering, each of CalPERS, the DLJMB Partners (taken together), OTP, GE Capital, and LJM2 have the right to demand one such registration, only one of which may be exercised during any 6-month period following the date of an offering requested by any of those five stockholders. The number of shares requested to be registered must have an aggregate offering price of at least
$50 million. In addition, all such stockholders listed above, plus AOL, IBM, Mr. Pai and Columbia, have rights to include their shares in registrations of common stock made by us in the future.

    We have agreed to pay all costs and expenses, other than underwriting discounts and commissions, related to shares sold by such stockholders in connection with any such registration. The agreement is for an indefinite term. Please read "Shares Eligible for Future Sale" and "Risk Factors--Future sales of our common stock may depress our stock price."

TRANSFER AGENT AND REGISTRAR

    The Transfer Agent and Registrar for the common stock is ChaseMellon Shareholder Services, LLC, and its telephone number is (800) 851-9677.

                        SHARES ELIGIBLE FOR FUTURE SALE

    Prior to this offering, there has been no market for our common stock. Future sales of substantial amounts of our common stock in the public market could adversely affect prevailing market prices. Sales of substantial amounts of our common stock in the public market after any restrictions on sale lapse could adversely affect the prevailing market price of our common stock and impair our ability to raise equity capital in the future.

    Upon completion of the offering, we will have 54,681,077 outstanding shares of common stock, outstanding options to purchase 11,076,000 shares of common stock and outstanding warrants to purchase 69,070,800 shares of common stock, assuming the underwriters' over-allotment option is not exercised and other outstanding options and warrant grants are not exercised. Of the 24,000,000 shares sold in the offering, shares reserved under our directed share program for sale to our employees and directors will be subject to the lock-up agreements described below. We expect that the remaining shares, plus any shares issued upon exercise of the underwriters' over-allotment option, will be freely tradable without restriction under the Securities Act, unless purchased by our "affiliates" as that term is defined in Rule 144 under the Securities Act.

    The remaining shares outstanding and shares subject to outstanding warrants are "restricted securities" within the meaning of Rule 144. Restricted securities may be sold in the public market only if the sale is registered or if it qualifies for an exemption from registration, such as under Rules 144 or 144(k) promulgated under the Securities Act, which are summarized below. Sales of restricted securities in the public market, or the availability of such shares for sale, could adversely affect the market price of our common stock.

LOCK-UP AGREEMENTS

    Our directors, officers and various other stockholders, who together hold substantially all of our securities, have entered into lock-up agreements in connection with this offering. These lock-up agreements generally provide that these holders will not offer, pledge, sell, contract to sell or sell any option or contract to purchase, purchase any option or contract to sell, grant any option, right or warrant to purchase, lend or otherwise transfer or dispose of, directly or indirectly, any shares of our common stock or any securities convertible or exercisable or exchangeable for our common stock owned by them for a period of up to 180 days after the date of this prospectus without the prior written consent of DLJ, as described under "Underwriting."

RULE 144

    In general, under Rule 144 as currently in effect, after the expiration of the lock-up agreements, a person who has beneficially owned restricted securities for at least one year would be entitled to sell within any three-month period a number of shares that does not exceed the greater of:

    - one percent of the number of shares of common stock then outstanding, and

    - the average weekly trading volume of our common stock during the four calendar weeks preceding the sale.

Sales under Rule 144 are also subject to requirements with respect to manner of sale, notice and the availability of current public information about us.

    Under Rule 144(k), a person who is not deemed to have been our affiliate at any time during the three months preceding a sale, and who has beneficially owned the shares proposed to be sold for at least two years, may sell these shares without complying with the manner of sale, public information, volume limitation or notice requirements of Rule 144.

    We intend to file one or more registration statements on Form S-8 under the Securities Act to register all shares of common stock subject to outstanding stock options and common stock issued or issuable under our stock plans. We expect to file the registration statement covering shares offered pursuant to the 2000 Stock Plan within 180 days after the date of this prospectus, thus permitting the resale of such shares by nonaffiliates in the public market without restriction under the Securities Act.

    In addition, after this offering, the holders of approximately 25 million shares of common stock and 69 million warrants will be entitled to demand registration rights with respect to registration of such shares of common stock under the Securities Act. Registration of such shares under the Securities Act would result in such shares, except for shares purchased by affiliates of TNPC, becoming eligible for resale without restriction under the Securities Act after the effectiveness of such registration. Please read "Description of Capital Stock--Registration Rights" for more information about these registration rights.

                                  UNDERWRITING

    Subject to the terms and conditions of an underwriting agreement dated October 4, 2000, the underwriters named below, who are represented by Credit Suisse First Boston Corporation, Donaldson, Lufkin & Jenrette Securities Corporation, Chase Securities Inc., CIBC World Markets Corp., PaineWebber Incorporated, Salomon Smith Barney Inc. and DLJDIRECT Inc., have severally agreed to purchase an aggregate of 24,000,000 shares of our common stock from us. The number of shares of our common stock that each underwriter has agreed to purchase is set forth opposite its name below.

                                                              NUMBER OF
UNDERWRITERS:                                                   SHARES
Credit Suisse First Boston Corporation......................   3,228,344
Donaldson, Lufkin & Jenrette Securities Corporation.........   4,035,428
Chase Securities Inc........................................   3,228,341
CIBC World Markets Corp.....................................   3,228,341
PaineWebber Incorporated....................................   3,228,341
Salomon Smith Barney Inc....................................   3,228,341
DLJDIRECT Inc...............................................     228,571
E*Offering Corp.............................................     211,429
Fahnestock & Co. Inc........................................     211,429
First Albany Corporation....................................     211,429
Gerard Klauer Mattison & Co., Inc...........................     211,429
Invemed Associates LLC......................................     211,429
Janney Montgomery Scott LLC.................................     211,429
Jefferies & Company, Inc....................................     211,429
Johnston, Lemon & Co. Incorporated..........................     211,429
Legg Mason Wood Walker, Incorporated........................     211,429
McDonald Investments Inc., A KeyCorp Company................     211,429
Parker/Hunter Incorporated..................................     211,429
Petrie Parkman & Co., Inc...................................     211,429
PMG Capital.................................................     211,429
Prudential Securities Incorporated..........................     211,429
Raymond James & Associates, Inc.............................     211,429
Sanders Morris Harris Inc...................................     211,429
Sands Brothers & Co., Ltd...................................     211,429
                                                              ----------
    Total...................................................  24,000,000
                                                              ==========

    The underwriting agreement provides that the obligations of the underwriters to purchase and accept delivery of the shares of our common stock in this offering are subject to approval by their counsel of certain legal matters and certain other conditions. The underwriters are obligated to purchase and accept delivery of all the shares of our common stock (other than those shares covered by the over-allotment option described below) if they purchase any of the shares of our common stock.

    The underwriters initially propose to offer some of the shares of our common stock directly to the public at the initial public offering price set forth on the cover page of this prospectus and some of the shares of our common stock to certain dealers (including the underwriters) at the initial public offering price less a concession not in excess of $0.73 per share. The underwriters may allow, and these dealers may re-allow, a concession not in excess of $0.10 per share on sales to certain other dealers. After the initial offering of the shares of our common stock to the public, the representatives may change the public offering price and other selling terms at any time without notice.

    We have granted to the underwriters an option, exercisable within 30 days after the date of this prospectus, to purchase from time to time, in whole or in part, up to 3,600,000 additional shares of our common stock at the initial public offering price less underwriting fees. The underwriters may exercise this option solely to cover over-allotments, if any, made in connection with this offering. To the extent that the underwriters exercise this option, each underwriter will become obligated, subject to certain conditions, to purchase a number of additional shares of our common stock approximately proportionate to its initial purchase commitments.

    The following table shows the underwriting fees we will pay to the underwriters in connection with this offering. The amounts are shown assuming both no exercise and full exercise of the underwriters' option to purchase additional shares of our common stock.

                                                     NO EXERCISE   FULL EXERCISE
Per Share..........................................  $      1.21    $      1.21
Total..............................................  $28,980,000    $33,327,000

    We estimate our expenses relating to this offering to be $2,500,000.

    An electronic prospectus is available on the Internet site maintained by DLJDIRECT Inc., an affiliate of Donaldson, Lufkin & Jenrette Securities Corporation. Other than the prospectus in electronic format, the information on the Internet site relating to the offering is not part of this prospectus, has not been approved or endorsed by us or any underwriter and should not be relied on by prospective purchasers.

    We have agreed to indemnify the underwriters against certain liabilities, including liabilities under the Securities Act, or to contribute to payments that the underwriters may be required to make for these liabilities.

    For a period ending 180 days from the date of this prospectus, we and our executive officers and directors and certain of our stockholders have agreed not to, without the prior written consent of Donaldson, Lufkin & Jenrette Securities
Corporation:

    - offer, pledge, sell, contract to sell or sell any option or contract to purchase, purchase any option or contract to sell, grant any option, right or warrant to purchase, lend or otherwise transfer or dispose of, directly or indirectly, any shares of our common stock or any securities convertible into or exercisable or exchangeable for our common stock; or

    - enter into any swap or other arrangement that transfers all or a portion of the economic consequences associated with the ownership of any common stock, whether any such transaction described above is to be settled by delivery of common stock or other securities, in cash, or otherwise.

    However, we may:

    - grant stock options and restricted stock pursuant to our 2000 Stock Plan;

    - issue shares of our common stock upon the exercise of our options, warrants or rights or the conversion of currently outstanding securities or pursuant to currently outstanding agreements to issue securities; and

    - issue shares of our common stock or securities convertible or exchangeable into our common stock as payment of any part of the purchase price for businesses we acquire so long as such shares issued in this manner shall not be transferable during the 180-day lock-up period.

    Also, holders of shares who have not been employees since the date of this prospectus may offer, sell or otherwise dispose of:

    - 25% of the shares they own on the date of this prospectus if at the end of the 90-day period after the date of this prospectus or the second trading day following the first public release of our quarterly results after the date of this prospectus, whichever is later, the reported last sale price of the common stock on the New York Stock Exchange has been at least twice the price per share in this offering for 20 of the 30 trading days ending on the last trading day of such 90-day period; and

    - an additional 25% of those shares if at the end of the 135-day period after the date of this prospectus the reported last sale price of the common stock on the New York Stock Exchange is at least twice the price per share in this offering for 20 of the 30 trading days ending on the last trading day of this 135-day period.

    In addition, during this 180 day period, we have also agreed not to file any registration statement for the registration of any shares of our common stock or any securities convertible into or exercisable or exchangeable for our common stock, other than with respect to our 2000 Stock Plan, without the prior written consent of Donaldson, Lufkin & Jenrette Securities Corporation. Likewise, during this 180 day period, our executive officers and directors and certain of our shareholders have agreed not to make any demand for, or exercise any right for, registration of any shares of our common stock or any securities convertible into or exercisable or exchangeable for our common stock without Donaldson, Lufkin & Jenrette Securities Corporation's written consent.

    At our request, the underwriters have reserved up to five percent of the shares offered by this prospectus for sale at the initial public offering price to our officers, directors, employees and their family members and to business associates of TNPC and Enron, including clients, consultants and other friends. These persons must commit to purchase after the registration statement has become effective but before the opening of business on the following business day. The number of shares available for sale to the general public will be reduced to the extent these persons purchase the reserved shares. Any reserved shares not purchased will be offered by the underwriters to the general public on the same basis as the other shares offered hereby.

    Our common stock has been approved for listing on the New York Stock Exchange under the symbol "NPW," subject to notice of issuance.

    Other than in the United States, no action has been taken by us or the underwriters that would permit a public offering of the shares of common stock included in this offering in any jurisdiction where action for that purpose is required. The shares of our common stock included in this offering may not be offered or sold, directly or indirectly, nor may this prospectus or any other offering material or advertisement in connection with the offer and sale of any shares of our common stock be distributed or published in any jurisdiction, except under circumstances that will result in compliance with the applicable rules and regulations of that jurisdiction. Persons who receive this prospectus are advised to inform themselves about and to observe any restrictions relating to this offering of our common stock and the distribution of this prospectus. This prospectus is not an offer to sell or a solicitation of an offer to buy any shares of our common stock included in this offering in any jurisdiction where that would not be permitted or legal.

    In connection with this offering, the underwriters may engage in transactions that stabilize, maintain or otherwise affect the price of the common stock. Specifically, the underwriters may over-allot the offering by making short sales. Short sales involve the sales by the underwriters of a greater number of shares than they are required to purchase. There are two types of short sales. "Covered" short sales are sales made in an amount not greater than the amount of shares the underwriters can purchase pursuant to their over-allotment option. "Naked" short sales are sales in excess of their over-allotment option. A naked short position is more likely to be created if the underwriters are concerned that there may be downward pressure on the trading price of shares in the open market that could affect investors who purchase shares in the offering. The underwriters may reduce or close out their covered short position either by exercising the over-allotment option or by purchasing shares in the open market. In determining which of these alternatives to pursue, the underwriters will consider, among other things, the price at which shares are available for purchase in the open market as compared to the price at which they may purchase shares by exercising their over-allotment option. Any "naked" short position however, will be closed out by purchasing shares in the open market. Purchases to cover a short position may have the effect of preventing or retarding a decline in the market price of the stock following this offering. As a result, the price of the stock may be higher than the price that might otherwise exist in the open market. The underwriters may also bid for and purchase shares of common stock in the open market to stabilize the price of the common stock. In addition, the underwriting syndicate may reclaim selling concessions if the syndicate repurchases previously distributed common stock in syndicate covering transactions, in stabilizing transactions or in some other way or if Donaldson, Lufkin & Jenrette Securities Corporation receives a report that indicates clients of such syndicate members have "flipped" the common stock. These activities may stabilize or maintain the market price of the common stock above independent market levels. The underwriters are not required to engage in these activities, and may end any of these activities at any time.

    Prior to this offering, there has been no established market for our common stock. The initial public offering price for the shares of our common stock offered by this prospectus was determined by negotiation between us and the representatives of the underwriters. The factors considered in determining the initial public offering price included:

    - the history of and the prospects for the industry in which we compete;

    - our past and present operations;

    - our historical results of operations;

    - our prospects for future operational results;

    - the recent market prices of securities of generally comparable companies; and

    - general conditions of the securities market at the time of this offering.

    Donaldson, Lufkin & Jenrette Securities Corporation has in the past provided, and may in the future from time to time provide, investment banking and general financing and banking services to us and our affiliates for which they have in the past received, and may in the future receive, customary fees and reimbursement of expenses. In addition, DLJ Merchant Banking Partners II, L.P. and its affiliated funds, all of which are affiliated with Donaldson, Lufkin & Jenrette Securities Corporation, own an aggregate of 1,750,000 shares of our common stock and warrants to purchase in the aggregate 9,560,800 shares of our common stock. A portion of these warrants will be exercised concurrently with this offering. Upon consummation of this offering, the DLJ Merchant Banking funds will beneficially own approximately 8% of our outstanding common stock and Class A warrants, assuming all Class A warrants are exercised. Peter Grauer, who is a Managing Director at DLJ Merchant Banking, Inc., is currently a director of our company. For more information about our relationship with these parties, please read "Principal Shareholders" and "Relationships and Related Transactions."

    General Electric Capital Services, Inc. indirectly owns approximately 21.67% of the issued and outstanding common stock of PaineWebber Incorporated. General Electric Capital Services owns 100% of the outstanding common stock of General Electric Capital Corporation which in turn owns 100% of the capital stock of GE Capital Equity Investments, Inc. PaineWebber Incorporated will participate in the distribution of the common stock offered by this prospectus. In addition, GE Capital Equity Investments, Inc. owns 1,750,000 shares of our common stock and warrants to purchase in the aggregate 8,863,000 shares of our common stock. A portion of these warrants will be exercised concurrently with this offering.

    The decision of Donaldson, Lufkin & Jenrette Securities Corporation and PaineWebber Incorporated to participate in this offering was made independent of DLJ Capital Funding, Inc. and DLJ Merchant Banking Partners II, L.P. and its affiliated investment funds and GE Capital Equity

Investments, Inc., which entities had no involvement in determining whether or when to participate in this offering or in determining the terms of this offering. Donaldson, Lufkin & Jenrette Securities Corporation and PaineWebber Incorporated will not receive any payment from us in connection with this offering other than their respective portion of the underwriting fees and related expenses.

    Because DLJ Merchant Banking Partners II, L.P. and its affiliated funds and GE Capital Equity Investments, Inc. each may be deemed to beneficially own more than 10% of our outstanding common stock for purposes of the rules of the National Association of Securities Dealers, Inc. (which calculation may disregard the dilutive effect of outstanding warrants), this offering is being made in compliance with Rule 2720 of the Conduct Rules of the National Association of Securities Dealers, Inc. This rule requires that the initial public offering price be no higher than that recommended by a "qualified independent underwriter" meeting certain standards. In accordance with this requirement, Salomon Smith Barney, Inc. has acted as the qualified independent underwriter in connection with this offering and assumed the customary responsibilities of acting as a qualified independent underwriter in pricing and conducting due diligence for this offering. Salomon Smith Barney, Inc. will receive a fee of $10,000 for acting as the qualified independent underwriter.

                          NOTICE TO CANADIAN RESIDENTS

RESALE RESTRICTIONS

    The distribution of the common stock in Canada is being made only on a private placement basis exempt from the requirement that we prepare and file a prospectus with the securities regulatory authorities in each province where trades of common stock are made. Any resale of the common stock in Canada must be made under applicable securities laws which will vary depending on the relevant jurisdiction, and which may require resales to be made under available statutory exemptions or under a discretionary exemption granted by the applicable Canadian securities regulatory authority. Purchasers are advised to seek legal advice prior to any resale of the common stock.

REPRESENTATIONS OF PURCHASERS

    By purchasing common stock in Canada and accepting a purchase confirmation, a purchaser is representing to us and the dealer from whom the purchase confirmation is received that:

    - the purchaser is entitled under applicable provincial securities laws to purchase the common stock without the benefit of a prospectus qualified under those securities laws;

    - where required by law, the purchaser is purchasing as principal and not as agent; and

    - the purchaser has reviewed the text under "--Resale Restrictions."

RIGHTS OF ACTION (ONTARIO PURCHASERS)

    The securities being offered are those of a foreign issuer and Ontario purchasers will not receive the contractual right of action prescribed by Ontario securities law. As a result, Ontario purchasers must rely on other remedies that may be available, including common law rights of action for damages or rescission or rights of action under civil liability provisions of the United States federal securities laws.

ENFORCEMENT OF LEGAL RIGHTS

    All of the issuer's directors and officers as well as the experts named herein may be located outside of Canada and, as a result, it may not be possible for Canadian purchasers to effect service of process within Canada upon the issuer or such persons. All or a substantial portion of the assets of the issuer and such persons may be located outside of Canada and, as a result, it may not be possible to satisfy a judgment against the issuer or such persons in Canada or to enforce a judgment obtained in Canadian courts against such issuer or persons outside of Canada.

NOTICE TO BRITISH COLUMBIA RESIDENTS

    A purchaser of common stock to whom the SECURITIES ACT (British Columbia) applies is advised that the purchaser is required to file with the British Columbia Securities Commission a report within ten days of the sale of any common stock acquired by the purchaser in this offering. The report must be in the form attached to British Columbia Securities Commission Blanket Order
BOR #95/17, a copy of which may be obtained from us. Only one report must be filed for common stock acquired on the same date and under the same prospectus exemption.

TAXATION AND ELIGIBILITY FOR INVESTMENT

    Canadian purchasers of common stock should consult their own legal and tax advisors with respect to the tax consequences of an investment in the common stock in their particular circumstances and about the eligibility of the common stock for investment by the purchaser under relevant Canadian legislation.

                                 LEGAL MATTERS

    The validity of the issuance of the shares of Common Stock offered by this prospectus will be passed on for us by Vinson & Elkins L.L.P., Houston, Texas. Certain legal matters relating to the common stock offered by this prospectus will be passed on for the underwriters by Andrews & Kurth L.L.P., Houston, Texas.

                                    EXPERTS

    The financial statements for TNPC, Inc. for the period from May 1, 1997 to December 31, 1999 included in this prospectus and elsewhere in the registration statement have been audited by Arthur Andersen LLP, independent public accountants, as indicated in their reports with respect thereto, and are included herein in reliance upon the authority of said firm as experts in giving said reports.

    The financial statements for Columbia Mass Markets Business Segment for the period from January 1, 1998 to December 31, 1999 included in this prospectus have been audited by Arthur Andersen LLP, independent public accountants, as indicated in their reports with respect thereto, and are included herein in reliance upon the authority of said firm as experts in giving said reports.

                      WHERE YOU CAN FIND MORE INFORMATION

    We have filed with the Securities and Exchange Commission a registration statement on Form S-1 under the Securities Act with respect to the common stock being sold in this offering. This prospectus constitutes a part of that registration statement. This prospectus does not contain all of the information set forth in the registration statement and the exhibits and schedules to the registration statement because some parts have been omitted in accordance with the rules and regulations of the Commission. For further information about us and the common stock being sold in this offering, you should refer to the registration statement and the exhibits and schedules filed as a part of the registration statement. Statements contained in this prospectus regarding the contents of any agreement, contract or other document referred to are not necessarily complete; reference is made in each instance to the copy of the contract or document filed as an exhibit to the registration statement. Each statement is qualified by reference to the exhibit. The registration statement, including related exhibits and schedules, may be inspected without charge at the Commission's principal office in Washington, D.C. Copies of all or any part of the registration statement may be obtained after payment of fees prescribed by the Commission from:

    - the Commission's Public Reference Room at the Commission's principal office, 450 Fifth Street, N.W., Washington, D.C. 20549; or

    - the Commission's regional offices in:

       - New York, located at 7 World Trade Center, Suite 1300, New York, New York 10048; or

       - Chicago, located at 500 West Madison Street, Suite 1400, Chicago, Illinois 60661.

    You may obtain information regarding the operation of the Public Reference Room by calling the Commission at 1-800-SEC-0330. The Commission maintains a website that contains reports, proxy and information statements and other information regarding registrants, including us, that file electronically with the Commission. The address of the site is www.sec.gov.

    We intend to furnish holders of our common stock with annual reports containing audited financial statements certified by an independent public accounting firm and quarterly reports containing unaudited condensed financial information for the first three quarters of each fiscal year. We intend to furnish other reports as we may determine or as may be required by law.

                         INDEX TO FINANCIAL STATEMENTS

                                                                PAGE
                                                              --------
PRO FORMA FINANCIAL STATEMENTS

Unaudited Pro Forma Condensed Financial Statements..........  F-2
Unaudited Pro Forma Condensed Balance Sheet.................  F-3
Unaudited Pro Forma Condensed Statement of Income for the
  six months ended June 30, 2000............................  F-4
Unaudited Pro Forma Condensed Statement of Income for the
  year ended December 31, 1999..............................  F-5
Notes to Unaudited Pro Forma Condensed Financial
  Statements................................................  F-6

TNPC, INC.

Report of Independent Public Accountants....................  F-9
Balance Sheets as of December 31, 1998, 1999 and June 30,
  2000 (unaudited)..........................................  F-10
Statements of Operations for the period ended December 31,
  1997, years ended December 31, 1998, and 1999, and the
  six months ended June 30, 1999 (unaudited) and 2000
  (unaudited)...............................................  F-11
Statements of Changes in Owners' and Stockholders' Equity
  for the period ended December 31, 1997, years ended
  December 31, 1998, and 1999, and the six months ended
  June 30, 2000 (unaudited).................................  F-12
Statements of Cash Flows for the period ended December 31,
  1997, years ended December 31, 1998, and 1999, and the
  six months ended June 30, 1999 (unaudited) and 2000
  (unaudited)...............................................  F-13
Notes to Financial Statements...............................  F-14

COLUMBIA ENERGY MASS MARKETS BUSINESS SEGMENT

Report of Independent Public Accountants....................  F-27
Balance Sheets as of December 31, 1998, 1999 and March 31,
  2000 (unaudited)..........................................  F-28
Statements of Income for the years ended December 31, 1998
  and 1999, and the six months ended June 30, 1999
  (unaudited) and 2000 (unaudited)..........................  F-29
Statements of Changes in Segment Equity for the years ended
  December 31, 1998 and 1999 and the six months ended
  June 30, 2000 (unaudited).................................  F-30
Statements of Cash Flows for the years ended December 31,
  1998 and 1999 and the six months ended June 30, 1999,
  (unaudited) and 2000 (unaudited)..........................  F-31
Notes to Financial Statements...............................  F-32

                                   TNPC, INC.

               UNAUDITED PRO FORMA CONDENSED FINANCIAL STATEMENTS

    TNPC, Inc. ("TNPC"), formerly named EMW Energy Services Corp., is the successor to an operating unit of Enron Energy Services, LLC ("EES") which is a subsidiary of Enron Corp. TNPC, generally through its subsidiary The New Power Company, as of June 30, 2000, provides retail marketing and retail sales of natural gas and electricity to residential customers in California and Ohio. TNPC is focusing substantially all of its resources on expanding its current marketing efforts from servicing regional markets to being recognized as a national retail provider of energy to residential and small commercial customers as additional markets continue to restructure the retail sale of energy.

    TNPC was incorporated on November 17, 1999 in the state of Delaware, at which time 200,000 shares of common stock were issued to EES. TNPC was capitalized through the contribution of certain assets by EES and a private placement to outside investors, pursuant to an agreement executed on December 23, 1999. The transfer of assets from EES has been accounted for at historical costs as a reorganization of companies under common control in a manner similar to a pooling-of-interests. Accordingly, all assets contributed by EES have been recorded at their historical basis to EES.

    The accompanying unaudited pro forma condensed financial statements are based on adjustments to the historical financial statements of TNPC to give effect to the acquisition and financing transactions (the "Contemplated Transactions") described in Note 1. The pro forma condensed statements of operations assume the Contemplated Transactions were consummated January 1, 1999. The pro forma condensed balance sheet is based on the assumption that the Contemplated Transactions occurred as of the balance sheet date. The pro forma condensed financial statements are not necessarily indicative of results that would have occurred had the transactions been consummated as of the dates indicated or that might be attained in the future.

    Certain information normally included in financial statements prepared in accordance with generally accepted accounting principles has been condensed or omitted pursuant to the rules and regulations of the Securities and Exchange Commission. The pro forma condensed financial statements should be read in conjunction with the historical financial statements of TNPC, the historical financial statements of Columbia Energy Mass Markets Business Segment ("Columbia") and "Management's Discussion and Analysis of Financial Condition and Results of Operations" included elsewhere herein.

                                   TNPC, INC.

                  UNAUDITED PRO FORMA CONDENSED BALANCE SHEET

                                                                       AS OF JUNE 30, 2000
                                            --------------------------------------------------------------------------
                                                            HISTORICAL                    PRO FORMA        PRO FORMA
                                            ------------------------------------------   ADJUSTMENTS        COMBINED
                                             TNPC, INC.      COLUMBIA       COMBINED     ------------     ------------
                  ASSETS

CURRENT ASSETS:
  Cash and cash equivalents...............  $ 77,537,456   $    224,203   $ 77,761,659   $104,400,000 (a)  142,637,456
                                                                                          (11,700,000)(b)
                                                                                             (224,203)(d)
                                                                                          (32,600,000)(f)
                                                                                            5,000,000 (g)
  Accounts receivable, net................     2,647,573     11,732,640     14,380,213    (11,732,640)(d)    6,747,573
                                                                                            4,100,000 (f)
  Prepaid expenses........................            --             --             --             --               --
  Inventory...............................            --     17,180,559     17,180,559    (17,180,559)(d)   28,500,000
                                                                                           28,500,000 (f)
  Other assets............................     4,603,175             --      4,603,175             --        4,603,175
  Due from affiliate......................            --             --             --             --               --
                                            ------------   ------------   ------------   ------------     ------------
  Total current assets....................    84,788,204     29,137,402    113,925,606     68,562,598      182,488,204
  Fixed assets............................       100,000             --        100,000                         100,000
  Other assets............................    11,196,825                    11,196,825                      11,196,825
  Intangible assets.......................    10,455,077                    10,455,077     18,100,000 (e)   28,555,077
                                            ------------   ------------   ------------   ------------     ------------
TOTAL ASSETS..............................  $106,540,106   $ 29,137,402   $135,677,508   $ 86,662,598     $222,340,106
                                            ============   ============   ============   ============     ============

   LIABILITIES AND STOCKHOLDERS' EQUITY

LIABILITIES AND STOCKHOLDERS' EQUITY:
  Current liabilities.....................  $ 39,859,047   $ 18,824,879   $ 58,683,926   $(18,824,879)(d) $ 39,859,047
  Other liabilities.......................            --     57,451,496     57,451,496    (57,451,496)(d)           --
                                            ------------   ------------   ------------   ------------     ------------
  Total liabilities.......................    39,859,047     76,276,375    116,135,422    (76,276,375)      39,859,047
                                            ------------   ------------   ------------   ------------     ------------
STOCKHOLDERS' EQUITY:
  Common stock............................       226,146             --        226,146          6,390 (a)      244,060
                                                                                                6,022 (c)
                                                                                                5,502 (g)
  Paid-in capital.........................   108,876,759             --    108,876,759    104,393,610 (a)  224,658,845
                                                                                            6,393,978 (c)
                                                                                            4,994,498 (g)
  Accumulated deficit.....................   (42,421,846)            --    (42,421,846)            --      (42,421,846)
  Owners' equity..........................            --    (47,138,973)   (47,138,973)    47,138,973 (d)           --
                                            ------------   ------------   ------------   ------------     ------------
  Total stockholders' equity..............    66,681,059    (47,138,973)    19,542,086    162,938,973      182,481,059
                                            ------------   ------------   ------------   ------------     ------------
TOTAL LIABILITIES AND STOCKHOLDERS'         $106,540,106   $ 29,137,402   $135,677,508   $ 86,662,598     $222,340,106
  EQUITY..................................
                                            ============   ============   ============   ============     ============

    The accompanying notes are an integral part of these unaudited pro forma condensed financial statements.

                                   TNPC, INC.

               UNAUDITED PRO FORMA CONDENSED STATEMENT OF INCOME

                                                         SIX MONTHS ENDED JUNE 30, 2000
                                           -----------------------------------------------------------
                                                   HISTORICAL            PRO FORMA         PRO FORMA
                                           --------------------------   ADJUSTMENTS         COMBINED
                                            TNPC, INC.     COLUMBIA     -----------       ------------
REVENUES
  Power revenues.........................  $  3,643,490   $ 7,606,107   $        --       $ 11,249,597
  Gas revenues...........................     1,114,408    77,501,424            --         78,615,832
                                           ------------   -----------   -----------       ------------
TOTAL REVENUES...........................     4,757,898    85,107,531            --         89,865,429
COST OF SALES
  Power purchases........................     2,994,469     7,654,862            --         10,649,331
  Gas purchases..........................     1,037,331    70,095,477            --         71,132,808
                                           ------------   -----------   -----------       ------------
TOTAL COST OF SALES......................     4,031,800    77,750,339            --         81,782,139
                                           ------------   -----------   -----------       ------------
GROSS PROFIT.............................       726,098     7,357,192            --          8,083,290
OPERATING EXPENSES.......................    45,558,179    12,662,042     3,016,668 (1)(2)   61,236,889
                                           ------------   -----------   -----------       ------------
OPERATING LOSS...........................   (44,832,081)   (5,304,850)   (3,016,668)       (53,153,599)
INTEREST (INCOME) EXPENSE................    (2,410,235)    1,074,946    (1,074,946)(3)     (2,410,235)
                                           ------------   -----------   -----------       ------------
LOSS BEFORE INCOME TAXES.................   (42,421,846)   (6,379,796)   (1,941,722)       (50,743,364)
PROVISION FOR INCOME TAXES...............            --            --            --                 --
                                           ------------   -----------   -----------       ------------
NET LOSS.................................  $(42,421,846)  $(6,379,796)  $(1,941,722)      $(50,743,364)
                                           ============   ===========   ===========       ============
PRO FORMA BASIC AND DILUTED NET LOSS PER
  COMMON SHARE...........................  $      (1.97)                                  $      (2.12)
WEIGHTED AVERAGE SHARES USED TO COMPUTE
  PRO FORMA BASIC AND DILUTED NET LOSS
  PER COMMON SHARE.......................    21,479,443                   2,447,754         23,927,197

    The accompanying notes are an integral part of these unaudited pro forma condensed financial statements.

                                   TNPC, INC.

               UNAUDITED PRO FORMA CONDENSED STATEMENT OF INCOME

                                                          YEAR ENDED DECEMBER 31, 1999
                                       ------------------------------------------------------------------
                                                 HISTORICAL                 PRO FORMA         PRO FORMA
                                       ------------------------------      ADJUSTMENTS         COMBINED
                                        TNPC, INC.         COLUMBIA        -----------       ------------
REVENUES
  Power Revenues.....................  $  6,037,209      $ 15,377,650      $        --       $ 21,414,859
  Gas Revenues.......................     1,800,878        91,292,672               --         93,093,550
                                       ------------      ------------      -----------       ------------
TOTAL REVENUES.......................     7,838,087       106,670,322               --        114,508,409

COST OF SALES
  Power Purchases....................     4,436,884        16,703,435               --         21,140,319
  Gas Purchases......................     1,311,355        92,993,164               --         94,304,519
                                       ------------      ------------      -----------       ------------
TOTAL COST OF SALES..................     5,748,239       109,696,599               --        115,444,838
                                       ------------      ------------      -----------       ------------
GROSS PROFIT.........................     2,089,848        (3,026,277)              --           (936,429)

OPERATING EXPENSES...................    27,116,890        43,551,910        6,033,334 (1)(2)   76,702,134
                                       ------------      ------------      -----------       ------------
OPERATING LOSS.......................   (25,027,042)      (46,578,187)      (6,033,334)       (77,638,563)

INTEREST INCOME......................                      (1,364,986)       1,364,986 (3)             --
                                       ------------      ------------      -----------       ------------
LOSS BEFORE INCOME TAXES.............   (25,027,042)      (45,213,201)      (7,398,320)       (77,638,563)

PROVISION FOR INCOME TAXES...........            --                                                    --
                                       ------------      ------------      -----------       ------------
NET LOSS.............................  $(25,027,042)     $(45,213,201)     $(7,398,320)      $(77,638,563)
                                       ============      ============      ===========       ============
PRO FORMA BASIC AND DILUTED NET LOSS
  PER COMMON SHARE...................  $    (125.14)                                         $      (3.56)

WEIGHTED AVERAGE SHARES USED TO
  COMPUTE PRO FORMA BASIC AND DILUTED
  NET LOSS PER COMMON SHARE..........       200,000                         21,591,400         21,791,400

    The accompanying notes are an integral part of these unaudited pro forma condensed financial statements.

                                   TNPC, INC.

          NOTES TO UNAUDITED PRO FORMA CONDENSED FINANCIAL STATEMENTS

NOTE 1--CONTEMPLATED TRANSACTIONS

    In July, 2000, TNPC acquired the residential and small commercial retail energy business from subsidiaries of Columbia Energy Group ("Columbia"), a retail provider of electricity and natural gas to residential and small commercial customers in the United States. The acquisition will be accounted for as a purchase. Total purchase consideration included $11.7 million in cash and 602,200 shares of common stock of TNPC with an estimated value of $6.4 million based on the value of the private placement of equity closed in July 2000. Up to an additional $3.9 million of cash consideration can be earned by Columbia if specified levels of customer retention are maintained over the one year period from the closing of the acquisition. The contingent consideration will be accrued in the period in which it becomes probable and can be reasonably estimated. The accrual of contingent consideration will increase the value of intangible assets acquired and the related amortization subsequent to the settlement of the contingent liability. The preliminary allocation of the purchase price is as follows:

                                                                AMOUNT
Non-Competition Agreement...................................  $ 5,000,000
Use of Brands and Trademarks................................    5,000,000
Customer List...............................................    8,100,000
                                                              -----------
Total Assets Acquired.......................................  $18,100,000
                                                              ===========

    In July, 2000, TNPC paid Columbia $32.6 million for natural gas in storage and certain of Columbia's outstanding trade accounts receivable. The natural gas in storage TNPC purchased from Columbia was acquired by Columbia and injected into storage tanks over a four-month period from April through July in preparation for use in the winter months. The total gas inventory acquired by TNPC from Columbia includes $17.2 million injected through June 30, 2000 and an additional $11.3 million injected in July 2000.

    In July 2000 TNPC signed subscription agreements to sell 9,070,800 Class A Warrants to purchase the non-voting common stock of TNPC and 639,000 shares of non-voting common stock of TNPC to a group of investors for $104,400,000 in cash. As described in Note 2, an adjustment has been recorded to the condensed pro forma balance sheet as of June 30, 2000 to reflect the issuance of equity and receipt of cash.

NOTE 2--ADJUSTMENTS TO HISTORICAL FINANCIAL STATEMENTS

ADJUSTMENTS TO BALANCE SHEET

    The following pro forma adjustments have been made to the historical condensed balance sheet as if the Contemplated Transactions described in Note 1 were consummated as of the balance sheet date:

    (a) To record the proceeds from the July 2000 private placement of $6,900,000 for the issuance of 639,000 shares of non-voting common stock of TNPC and to record the $97,500,000 of proceeds for the sale of 9,070,800 Class A warrants. The Class A warrants are exercisable starting on December 31, 2000 at an exercise price of $0.05 per share.

    (b) To record the payment of $11,700,000 cash consideration pursuant to the Columbia acquisition.

    (c) To record the value of the 602,200 common shares of TNPC issued as part of the consideration to acquire Columbia.

    (d) To remove the effects of net assets of Columbia that are not to be acquired by TNPC.

                                   TNPC, INC.

    (e) To adjust the assets of Columbia acquired by TNPC to their estimated fair market value at the date of acquisition.

    (f) To record the $32,600,000 cash consideration pursuant to the acquisition of natural gas in storage and accounts receivable from Columbia.

    (g) To record proceeds of $5,000,000 for 550,200 shares of TNPC common stock subscribed by IBM in May 2000 and paid in September 2000.

ADJUSTMENTS TO STATEMENTS OF INCOME

    The following pro forma adjustments have been made to the historical condensed statements of income as if the Contemplated Transactions described in
Note 1 were consummated as of the beginning of the periods presented:

    (1) To reflect the incremental amortization, on a straight-line basis, of the intangible assets acquired from Columbia as follows:

Non-Competition Agreement..............                  3 years
Brands and Trademarks..................                  3 years
Customer List..........................                  3 years

    (2) In connection with our initial private placement, TNPC entered into a number of agreements with Enron and EES that provide for, among other things, administrative services, risk management services, and the ability to purchase certain commodity quantities. Management believes the impact of these agreements will not vary significantly from TNPC's historical operations.

    (3) To remove interest income or expense related to Columbia as related assets and liabilities are not to be acquired by TNPC.

NOTE 3--PRO FORMA SHARES OUTSTANDING

    The weighted average shares used to compute pro forma basic and diluted net loss per common share in the unaudited pro forma condensed statements of income can be reconciled to the historical weighted average shares as follows:

                                                            JUNE 30,    DECEMBER 31,
                                                              2000          1999
                                                           ----------   -------------
Historical weighted average common shares outstanding....  21,479,443       200,000
Pro forma effect of shares issued in connection with the
  initial private placement..............................     656,354    19,800,000
Shares issued as part of the consideration to acquire
  Columbia...............................................     602,200       602,200
Shares issued in connection with the July 2000 private
  placement..............................................     639,000       639,000
Shares to be issued in connection with the May 2000
  subscription by IBM....................................     550,200       550,200
                                                           ----------    ----------
    Total pro forma adjustments..........................   2,447,754    21,591,400
Pro forma weighted average common shares outstanding.....  23,927,197    21,791,400
                                                           ==========    ==========

    The pro forma financial statements do not give effect to the offering of common shares contemplated by this prospectus. Additionally, TNPC has other classes of potentially dilutive securities outstanding during the

                                   TNPC, INC.

periods presented for pro forma purposes. The effect of such securities have been excluded from the computation of pro forma loss per share as the inclusion of such securities would reduce the net loss per share reported for each period. The following table summarizes the number of shares expected to be outstanding upon completion of the offering assuming exercise of all outstanding warrants:

Historical shares outstanding at June 30, 2000.                22,614,600
Shares subject to issuance under Class A warrants having an
  exercise price of $0.05 per share.........................   69,070,800
Shares to be issued in connection with the offering.........   24,000,000
Shares subject to issuance in connection with the automatic
  cashless exercise of Class B warrants upon completion of
  the offering..............................................    5,560,792
Shares issuable to IBM at one-half the IPO price upon
  completion of the offering................................      476,190
Restricted stock issuable to management under the TNPC Stock
  Plan upon completion of the offering......................      238,095
Shares issued as part of the consideration to acquire
  Columbia..................................................      602,200
Shares issued in connection with the July 2000 private
  placement.................................................      639,000
Shares issued in connection with the May 2000 subscription
  by IBM....................................................      550,200
                                                              -----------
Total.......................................................  123,751,877
                                                              ===========

                    REPORT OF INDEPENDENT PUBLIC ACCOUNTANTS

    We have audited the accompanying balance sheets of TNPC, Inc., successor to an operating unit of Enron Energy Services, LLC (EES) as of December 31, 1998 and 1999, and the statements of operations, changes in owners' and stockholders' equity, and cash flows for the period from May 1, 1997 through December 31, 1997 and the years ended December 31, 1998 and 1999 (see Note 1). These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audits.

    We conducted our audits in accordance with auditing standards generally accepted in the United States. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

    In our opinion, the financial statements referred to above present fairly, in all material respects, the financial position of TNPC, Inc. as of December 31, 1998 and 1999, and the results of its operations and its cash flows for the period from May 1, 1997 through December 31, 1997 and the years ended December 31, 1998 and 1999 in conformity with accounting principles generally accepted in the United States.

                                          ARTHUR ANDERSEN LLP

HOUSTON, TEXAS
JULY 14, 2000
(except with respect to
the "Stock Split" discussed
in Note 2, as to which the
date is September 12, 2000)

                                   TNPC, INC.

                                 BALANCE SHEETS

                                                          AS OF DECEMBER 31,         JUNE 30,
                                                       -------------------------   ------------
                                                          1998          1999           2000
                                                                                   (UNAUDITED)
                       ASSETS
CURRENT ASSETS:
  Cash and cash equivalents..........................  $       --   $         --   $ 77,537,456
  Accounts receivable, net...........................   3,673,034      2,879,753      2,647,573
  Stock subscription receivable......................          --    100,000,000             --
  Other assets.......................................          --      2,301,587      4,603,175
  Due from affiliate.................................          --             --
                                                       ----------   ------------   ------------
  Total current assets...............................   3,673,034    105,181,340     84,788,204
                                                       ----------   ------------   ------------
  Fixed Assets.......................................          --             --        100,000
  Other assets.......................................          --      7,698,413     11,196,825
  Intangible assets..................................          --        235,000     10,455,077
                                                       ----------   ------------   ------------
TOTAL ASSETS.........................................  $3,673,034   $113,114,753   $106,540,106
                                                       ==========   ============   ============

        LIABILITIES AND STOCKHOLDERS' EQUITY
CURRENT LIABILITIES:
  Accounts payable...................................  $2,086,605   $  1,615,303   $  1,336,753
  Accrued liabilities................................      30,702        215,194     27,597,327
  Due to affiliate...................................     134,900     10,045,300      6,924,967
  Other liabilities..................................          --             --      4,000,000
                                                       ----------   ------------   ------------
  Total current liabilities..........................   2,252,207     11,875,797     39,859,047
                                                       ----------   ------------   ------------
COMMITMENTS AND CONTINGENCIES
STOCKHOLDERS' EQUITY:
  Preferred stock....................................          --             --             --
  Common stock, $0.01 par value, 200,000,000 shares
    authorized; 0, 200,000 and 22,614,600 shares
    issued; 0, 19,800,000 and 550,200 shares
    subscribed; 0, 200,000 and 22,614,600 shares
    outstanding......................................          --        200,000        226,146
  Paid-in capital....................................          --    101,038,956    108,876,759
  Accumulated deficit................................          --             --    (42,421,846)
  Owners' equity.....................................   1,420,827             --             --
                                                       ----------   ------------   ------------
  Total stockholders' equity.........................   1,420,827    101,238,956     66,681,059
                                                       ----------   ------------   ------------
TOTAL LIABILITIES AND STOCKHOLDERS' EQUITY...........  $3,673,034   $113,114,753   $106,540,106
                                                       ==========   ============   ============

   The accompanying notes are an integral part of these financial statements.

                                   TNPC, INC.

                            STATEMENTS OF OPERATIONS

                                INCEPTION                                         SIX MONTHS ENDED
                             MAY 1, 1997 TO     YEARS ENDED DECEMBER 31,              JUNE 30,
                              DECEMBER 31,     ---------------------------   --------------------------
                                  1997             1998           1999          1999           2000
                                                                                    (UNAUDITED)
REVENUES:
  Power revenues...........   $         --     $  4,616,898   $  6,037,209   $ 2,476,548   $  3,643,490
  Gas revenues.............        765,673        2,407,079      1,800,878     1,330,321      1,114,408
                              ------------     ------------   ------------   -----------   ------------
TOTAL REVENUES.............        765,673        7,023,977      7,838,087     3,806,869      4,757,898

COST OF SALES
  Power purchases..........             --        3,296,511      4,436,884     1,624,872      2,994,469
  Gas purchases............        631,663        1,382,766      1,311,355       891,765      1,037,331
                              ------------     ------------   ------------   -----------   ------------
TOTAL COST OF SALES........        631,663        4,679,277      5,748,239     2,516,637      4,031,800
                              ------------     ------------   ------------   -----------   ------------
GROSS PROFIT...............        134,010        2,344,700      2,089,848     1,290,232        726,098
OPERATING EXPENSES.........     19,502,950       19,685,903     27,116,890     8,016,209     45,558,179
                              ------------     ------------   ------------   -----------   ------------
OPERATING LOSS.............    (19,368,940)     (17,341,203)   (25,027,042)   (6,725,977)   (44,832,081)
INTEREST INCOME............             --               --             --            --     (2,410,235)
                              ------------     ------------   ------------   -----------   ------------
LOSS BEFORE INCOME TAXES...    (19,368,940)     (17,341,203)   (25,027,042)   (6,725,977)   (42,421,846)
PROVISION FOR INCOME
  TAXES....................             --               --             --            --             --
                              ------------     ------------   ------------   -----------   ------------
NET LOSS...................   $(19,368,940)    $(17,341,203)  $(25,027,042)  $(6,725,977)  $(42,421,846)
                              ============     ============   ============   ===========   ============
BASIC AND DILUTED NET LOSS
  PER COMMON SHARE.........                                   $    (125.14)                $      (1.97)
WEIGHTED AVERAGE SHARES
  USED TO COMPUTE BASIC AND
  DILUTED NET LOSS PER
  COMMON SHARE.............                                        200,000                   21,479,443

   The accompanying notes are an integral part of these financial statements.

                                   TNPC, INC.

           STATEMENTS OF CHANGES IN OWNERS' AND STOCKHOLDERS' EQUITY

                                                                                                   TOTAL OWNERS'
                                                                                                        AND
                                        COMMON                         OWNERS'      ACCUMULATED    STOCKHOLDERS'
                            SHARES      STOCK     PAID-IN CAPITAL      EQUITY         DEFICIT         EQUITY
                          ----------   --------   ---------------   -------------   ------------   -------------
OWNERS' EQUITY, MAY 1,
  1997..................          --   $     --    $         --     $          --   $         --   $         --

  Capital contribution--
    EES.................          --         --              --        19,480,381             --     19,480,381

  Net loss..............          --         --              --       (19,368,940)            --    (19,368,940)
                          ----------   --------    ------------     -------------   ------------   ------------

OWNERS' EQUITY,
  DECEMBER 31, 1997.....          --   $     --    $         --     $     111,441   $         --   $    111,441

  Capital contribution--
    EES.................          --         --              --        18,650,589             --     18,650,589

  Net loss..............          --         --              --       (17,341,203)            --    (17,341,203)
                          ----------   --------    ------------     -------------   ------------   ------------

OWNERS' EQUITY,
  DECEMBER 31, 1998.....          --   $     --    $         --     $   1,420,827   $         --   $  1,420,827

  Capital contribution--
    EES.................          --         --              --        16,610,171             --     16,610,171

  Net loss..............          --         --              --       (25,027,042)            --    (25,027,042)

  Issuance of common
    stock in connection
    with
    incorporation.......     200,000      2,000      (6,998,044)        6,996,044             --             --

  Common stock and
    warrants subscribed
    in connection with
    capitalization......  19,800,000    198,000     108,037,000                --             --    108,235,000
                          ----------   --------    ------------     -------------   ------------   ------------

STOCKHOLDERS' EQUITY,
  DECEMBER 31, 1999.....  20,000,000   $200,000    $101,038,956     $          --   $         --   $101,238,956

  Issuance of common
    stock (unaudited)...   2,064,400     20,644         (20,644)               --             --             --

  Sale of common stock
    (unaudited).........   1,100,400     11,004       9,988,996                --             --     10,000,000

  Receivable pursuant to
    common stock
    subscribed
    (unaudited).........    (550,200)    (5,502)     (4,994,498)               --             --     (5,000,000)

  Capital contribution--
    EES (unaudited).....          --         --       2,863,949                --             --      2,863,949

  Net loss
    (unaudited).........          --         --              --                --    (42,421,846)   (42,421,846)
                          ----------   --------    ------------     -------------   ------------   ------------

STOCKHOLDERS' EQUITY,
  JUNE 30, 2000
  (UNAUDITED)...........  22,614,600   $226,146    $108,876,759     $          --   $(42,421,846)  $ 66,681,059
                          ==========   ========    ============     =============   ============   ============

   The accompanying notes are an integral part of these financial statements.

                                   TNPC, INC.

                            STATEMENTS OF CASH FLOWS

                                            INCEPTION
                                            MAY 1 TO       YEARS ENDED DECEMBER 31,     SIX MONTHS ENDED JUNE 30,
                                          DECEMBER 31,    ---------------------------   --------------------------
                                              1997            1998           1999          1999           2000
                                                                                               (UNAUDITED)
CASH FLOWS FROM OPERATING ACTIVITIES:
  Net loss.............................   $(19,368,940)   $(17,341,203)  $(25,027,042)  $(6,725,977)  $(42,421,846)

Reconciliation of net loss to net cash
  used by operating activities
    (Increase) decrease in accounts
      receivable.......................       (427,979)     (3,245,055)       793,281       871,787        232,180
    Increase (decrease) in accounts
      payable..........................        104,150       1,982,455       (471,302)     (484,046)      (278,550)
    Increase (decrease) in accrued
      liabilities......................         15,788          14,914        184,492       (12,312)    27,382,133
    Increase in other assets...........             --              --    (10,000,000)           --     (5,800,000)
    Increase (decrease) in due to
      affiliate........................        196,600         (61,700)     9,910,400      (134,900)    (3,120,333)
    Non-cash compensation expenses.....             --              --      8,000,000            --             --
    Increase in other liabilities......             --              --             --            --      4,000,000
                                          ------------    ------------   ------------   -----------   ------------
  NET CASH USED IN OPERATING
    ACTIVITIES.........................    (19,480,381)    (18,650,589)   (16,610,171)   (6,485,448)   (20,006,416)
                                          ------------    ------------   ------------   -----------   ------------
CASH FLOWS FROM INVESTING ACTIVITIES...             --              --             --            --             --
                                          ------------    ------------   ------------   -----------   ------------
    Purchase of furniture and
      fixtures.........................             --              --             --            --       (100,000)
    Purchase of software and
      licenses.........................             --              --             --            --    (10,220,077)
                                          ------------    ------------   ------------   -----------   ------------
  NET CASH USED IN INVESTING
    ACTIVITIES.........................             --              --             --            --    (10,320,077)
                                          ------------    ------------   ------------   -----------   ------------
CASH FLOWS FROM FINANCING ACTIVITIES:
    Common stock and warrants issued...             --              --             --            --    105,000,000
    Contributions from EES.............     19,480,381      18,650,589     16,610,171     6,485,448      2,863,949
                                          ------------    ------------   ------------   -----------   ------------
  NET CASH PROVIDED FROM FINANCING
    ACTIVITIES.........................     19,480,381      18,650,589     16,610,171     6,485,448    107,863,949
                                          ------------    ------------   ------------   -----------   ------------
INCREASE IN CASH AND CASH
  EQUIVALENTS..........................             --              --             --            --     77,537,456

CASH AND CASH EQUIVALENTS, BEGINNING OF
  YEAR.................................             --              --             --            --             --
                                          ------------    ------------   ------------   -----------   ------------
CASH AND CASH EQUIVALENTS, ENDING......   $         --    $         --   $         --   $        --   $ 77,537,456
                                          ============    ============   ============   ===========   ============

   The accompanying notes are an integral part of these financial statements.

                                   TNPC, INC.

                         NOTES TO FINANCIAL STATEMENTS

NOTE 1--ORGANIZATION AND FORMATION

    TNPC, Inc. ("TNPC"), formerly named EMW Energy Services Corp., is the successor to an operating unit of Enron Energy Services, LLC ("EES") which is a subsidiary of Enron Corp. ("Enron"). TNPC, generally through its subsidiary The New Power Company, provides retail marketing and retail sales of natural gas and electricity to residential customers in California and Ohio. TNPC is focusing substantially all of its resources on expanding its current marketing efforts from servicing regional markets to being recognized as a national retail provider of energy to residential and small commercial customers as additional markets continue to restructure the retail sale of energy.

NATURE OF OPERATIONS

    TNPC is a new company with a limited operating history and an unproven business model in the new and rapidly evolving restructured retail energy markets. The development of TNPC's operations will depend upon, among other things, favorable markets opening under viable competitive rules, TNPC's ability to expand its customer base in initial markets and the ability to enter new markets in a timely manner at reasonable costs. Only recently have a small number of markets opened to competition under rules that management believes may offer attractive competitive opportunities.

    TNPC has incurred net losses since inception and management expects to continue to incur losses for a significant period of time. TNPC's ability to generate revenue is subject to uncertainty and TNPC intends to increase operating expenses significantly to develop its business. TNPC's ability to become profitable will depend on, among other things, it's ability to attract and retain a critical mass of customers at a reasonable cost, to develop internal corporate organization and systems, and to manage effectively its energy requirements and sell its energy at a sufficient margin. TNPC is currently in the process of developing and constructing billing, customer care, internet website infrastructure and its marketing strategies.

    Historically, TNPC has financed its activities through contributions from EES and, after January 6, 2000, through private placements of its common stock and warrants to purchase its common stock. As discussed below, TNPC was capitalized in an initial private placement valued at $100 million and funding was completed on January 6, 2000. As described in Notes 6 and 7, further private placements of TNPC common stock and warrants were made in May 2000 and July 2000 valued at $10 million and $104.4 million, respectively. Other than certain contributed services (see Note 3), EES will not continue to be a source of capital to TNPC subsequent to an initial public offering ("IPO"). TNPC expects to offer its securities in an IPO in the second half of 2000. TNPC management believes it has adequate funding to sustain its operating needs for the year 2000. However, if TNPC's cash requirements prove to be greater than expected, TNPC will need to obtain additional funding. TNPC cannot be certain that additional financing can be obtained. TNPC's financial condition and business may be materially adversely affected if additional capital is needed and cannot be raised on acceptable terms.

CAPITALIZATION

    TNPC was incorporated on November 17, 1999 in the state of Delaware at which time 200,000 shares of common stock were issued to EES. TNPC was capitalized (the "Capitalization") through the

                                   TNPC, INC.

NOTE 1--ORGANIZATION AND FORMATION (CONTINUED) contribution of certain assets by EES and a private placement to outside investors, pursuant to an agreement executed on December 23, 1999, in which TNPC received the following:

DESCRIPTION                                                      AMOUNT
Subscriptions to Purchase Common Stock......................  $100,000,000
EES Residential Customer Base...............................            --
EES Risk Management Software................................       235,000
Other EES Agreements (Note 3)...............................            --
                                                              ------------
  Total.....................................................  $100,235,000
                                                              ============

    The transfer of assets from EES has been accounted for at historical costs as a reorganization of companies under common control in a manner similar to a pooling-of-interests. Accordingly, all assets contributed by EES have been recorded at their historical basis to EES. There was no historical recorded basis related to EES' residential customer base or the other agreements it contributed to TNPC.

    For contributing its residential customer base, certain risk management systems and regulatory, risk management, commodity service, and other agreements to TNPC (see Note 3), EES subscribed to receive 14,800,000 shares of TNPC voting common stock and Class A warrants to purchase 45,000,000 shares of non-voting TNPC common stock. EES contributed 5,000,000 of its shares of TNPC's common stock to an affiliated limited liability company ("LLC"). The LLC is owned by EES and a limited partner, whose general partner is an executive of Enron.

    For their agreement to contribute $100,000,000 of cash to TNPC, other investors subscribed to receive 5,000,000 shares of TNPC common stock and Class A warrants to purchase 15,000,000 shares of non-voting TNPC common stock and Class B warrants to purchase 10,322,800 shares of non-voting TNPC common stock.

    Also in connection with services performed related to the initial private placement, an executive of EES was granted the right to receive 2,064,400 shares of non-voting TNPC common stock. The shares issuable under this agreement were valued at $8.0 million based on their fair market value as of the date of grant. Operating expenses in 1999 include an $8.0 million expense attributable to the granting of these shares and the fair value of the shares is reflected at December 31, 1999 as a component of additional paid-in capital.

    Funding of the private placement was completed on January 6, 2000 and all of the subscribed shares and subscribed Class A and Class B warrants were issued.

    In June 2000 EMW Energy Services Corp. changed its name to TNPC, Inc., a Delaware corporation.

    In July 2000, TNPC sold 9,070,800 Class A warrants to purchase the non-voting common stock of TNPC and 639,000 shares of non-voting common stock of TNPC to a group of investors for $104,400,000 in cash. A limited partnership, whose general partner is an executive of Enron, subscribed to purchase 4,651,600 Class A Warrants for $50,000,000 in cash.

                                   TNPC, INC.

NOTE 2--SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

BASIS OF PRESENTATION

    The financial statements present the balance sheets, statements of operations, statements of changes in owners' and stockholders' equity and cash flows applicable to operations related to the residential customers contributed by EES. The underlying data for the financial statements has been derived from the books and records of EES.

    Prior to the Capitalization, TNPC did not maintain corporate treasury, accounting, tax, purchasing and other similar corporate support functions. For purposes of preparing the accompanying financial statements, certain EES corporate costs were allocated to TNPC using the allocation method described in
Note 3.

OWNERS' AND STOCKHOLDERS' EQUITY

    Prior to the Capitalization, owners' equity represents the cumulative net investment of EES in the operations of TNPC. Upon Capitalization, the EES cumulative net investment at December 31, 1999 was reclassified into paid-in capital.

    As of December 31, 1999 TNPC had authorized (a) 200,000,000 shares of voting Common Stock, $.01 par value, 200,000 of which were outstanding and 19,800,000 of which were subscribed, (b) 200,000,000 shares of non-voting common stock, of which none were issued or outstanding and (c) 50,000 shares of Preferred Stock, $.01 par value, no shares issued or outstanding.

    TNPC also issued Class A and Class B warrants to purchase the common stock of TNPC in connection with the Capitalization. The Class A warrants allow the purchase of 60,000,000 shares of non-voting common stock of TNPC at an exercise price of $0.05 per share, exercisable over a five-year period beginning December 31, 2000. The Class B warrants allow the purchase of 10,322,800 shares of non-voting common stock of TNPC at an exercise price of $4.85 price per share, exercisable over a five-year period beginning December 31, 2000. If TNPC consummates an IPO of its common stock prior to December 31, 2000, the exercise price of the Class B warrants shall be automatically adjusted, as of the IPO date, to be the greater of: i) the exercise price in effect immediately preceding the IPO, or ii) 50% of the IPO price per common share; provided however that the exercise price will not exceed two times the exercise price noted in effect immediately preceding the IPO. Upon consummation of an IPO, the Class B warrants will be subject to mandatory cashless exercise.

STOCK SPLIT

    Subsequent to December 31, 1999, TNPC's board of directors elected to amend TNPC's Certificate of Incorporation to increase the number of authorized common shares from 2,000,000 to 500,000,000 and effected a 200 for 1 split of its common stock. All share and per share information herein has been retroactively restated as if the split occurred as of the earliest date presented.

UNAUDITED INTERIM FINANCIAL STATEMENTS

    The unaudited interim financial statements of TNPC as of and for each of the six month periods ended June 30, 1999 and 2000, have been prepared pursuant to the rules and regulations of the Securities and Exchange Commission. Accordingly, they do not include all of the information and footnotes required by generally accepted accounting principles for complete financial statements. In

                                   TNPC, INC.

NOTE 2--SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (CONTINUED) management's opinion, the unaudited interim financial statements contain all adjustments (consisting of normal recurring adjustments) considered necessary for a fair presentation.

USE OF ESTIMATES

    The preparation of financial statements in conformity with generally accepted accounting principles requires management to make estimates and assumptions in determining TNPC's assets, liabilities, revenues, and expenses. Actual results could differ from those estimates.

CASH AND CASH EQUIVALENTS

    TNPC considers all highly liquid investments with an original maturity of three months or less to be cash equivalents. The recorded carrying amounts of TNPC's cash and cash equivalents approximate their fair market value.

INCOME TAXES

    Prior to the Capitalization, TNPC was not a separate taxable entity for federal, state or local income tax purposes. Its results of operations were included in Enron's consolidated federal and state returns. If TNPC's separately stated tax provision had been prepared in accordance with Statements of Financial Accounting Standards ("SFAS") No. 109--"Accounting for Income Taxes," no tax benefit for TNPC's net operating losses would have been recognized. These statements reflect the separate return basis approach for all years and periods prior to the Capitalization.

    For years and periods subsequent to the Capitalization, TNPC is no longer a part of a consolidated tax return and will file a separate tax return.

    Deferred taxes result from differences arising between the financial and tax bases of TNPC's assets and liabilities and are adjusted for changes in tax rates and tax laws when changes are enacted. Valuation allowances are recorded to reduce deferred tax assets when it is more likely than not that a tax benefit will not be realized by TNPC.

STOCK-BASED COMPENSATION

    TNPC accounts for stock-based compensation arrangements in accordance with provisions of Accounting Principles Board ("APB") Opinion No. 25, Accounting for Stock Issued to Employees.

REVENUE RECOGNITION

    TNPC recognizes revenue for the sale of electricity or natural gas once the commodity has been delivered to a customer. Unbilled electricity and natural gas sales are estimated and recorded each period. No revenues or cost of sales are recorded related to transmission and delivery of the commodities as the regulations regarding energy service providers in the markets where TNPC has historically operated are structured such that TNPC does not take risk of loss for transmission and delivery.

                                   TNPC, INC.

NOTE 2--SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (CONTINUED)
NET LOSS PER COMMON SHARE

    TNPC was not a separate legal entity for substantially all of the periods presented and has no historical capital structure. Therefore, historical earnings per share prior to 1999 have not been presented in the financial statements. Net loss per common share for the year ended December 31, 1999 was determined by dividing net loss by the common shares, of which 200,000 shares were fully paid and outstanding at December 31, 1999. Common equivalent shares related to stock subscriptions, stock options and warrants are excluded from the calculation as their effect is antidilutive. Accordingly, basic and diluted loss per common share are equivalent.

    Common equivalent shares at December 31, 1999, consisted of 2,064,400 common shares issuable to an executive of EES and the Class A Warrants subscribed in the December 1999 private placement. Common equivalent shares attributable to the Class A Warrants at December 31, 1999 computed on the treasury stock method would have been approximately 59,300,000 shares. Reference is made to Note 7--Subsequent Events (unaudited)--Net Loss Per Common Share for a discussion of significant transactions occurring after December 31, 1999.

SEGMENT INFORMATION

    TNPC is organized and managed in one operating segment that provides retail marketing and retail sales of natural gas and electricity to residential customers in the United States.

CERTAIN RISKS AND CONCENTRATIONS

    TNPC sells its energy services to residential customers in the United States. Reserves are maintained for credit losses. At December 31, 1998 and 1999, and June 30, 2000 the allowance for doubtful accounts was $75,000, $67,000, and $54,000 (unaudited), respectively.

    TNPC's business is subject to many risks and uncertainties including dependence on favorable regulatory developments, dependence on services provided by third parties, potential conflicts of interest with principal stockholders, substantial fluctuations in energy commodity prices, growth and commercial acceptance of the Internet, activities of competitors, dependence on key personnel and limited operating history.

RECENTLY ISSUED ACCOUNTING PRONOUNCEMENTS

    In 1998, the Financial Accounting Standards Board issued SFAS No. 133, "Accounting for Derivative Instruments and Hedging Activities". SFAS No. 133 establishes accounting and reporting standards requiring that every derivative instrument (including certain derivative instruments embedded in other contracts) be recorded on the balance sheet as either an asset or liability measured at its fair value. The statement requires that changes in the derivative's fair value be recognized currently in earnings unless specific hedge accounting criteria are met. Special accounting for qualifying hedges allows a derivative's gain and losses to offset related results on the hedged item in the income statement, and requires that a company must formally document, designate and assess the effectiveness of transactions that receive hedge accounting.

    SFAS No. 133, as amended, is effective for fiscal years beginning after June 15, 2000. A company may also implement the statement as of the beginning of any fiscal quarter after issuance; however,

                                   TNPC, INC.

NOTE 2--SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (CONTINUED)
SFAS No. 133 cannot be applied retroactively. TNPC will adopt SFAS No. 133 in the first quarter of 2001. Management believes that SFAS No. 133 will not have a material effect on TNPC's accounting for price risk management activities.

NOTE 3--RELATED PARTY TRANSACTIONS

MASTER SERVICES AGREEMENT

    In connection with the Capitalization, TNPC entered into a Master Services Agreement ("MSA") with Enron and EES pursuant to which Enron and EES have agreed to provide TNPC with certain administrative and risk management services over various time periods. In particular, EES has agreed to provide TNPC with risk management consulting and hedging services at no charge until January 6, 2001. TNPC has the option to continue using EES as their provider for these services after January 6, 2001 for up to three years on such terms and for such fees payable to EES as shall be mutually agreed. Enron has also agreed to provide certain basic services of its Government Affairs department at no charge until January 6, 2003 to handle various government regulatory and legislative issues and activities that may confront TNPC. Enron's Government Affairs department will also handle specific requests not included among the basic services provided under TNPC's standard service agreement for such fees as shall be mutually agreed. Enron and EES have also agreed to provide TNPC with general corporate services such as facility maintenance and human resources support at no charge until October 6, 2000. Finally, Enron and EES have contributed the services of certain of their employees until July 6, 2000 to work on a full-time basis to handle general administrative services, on TNPC's behalf. TNPC will reimburse Enron and EES for their costs associated with these employees. As part of the Capitalization, Enron agreed to continue to service, on TNPC's behalf, the natural gas and electricity customers to be transferred to TNPC when TNPC receives necessary regulatory permits. Prior to that time, the economic benefits and burdens of these contracts are to be transferred to TNPC.

    TNPC has the option to discontinue any of the services provided by Enron and EES upon thirty days prior written notice. The MSA does not require that TNPC contract exclusively with Enron and EES and does not require that TNPC continue to use some or all of the services in the future.

ALLOCATED COSTS

    As discussed in Note 2, the financial statements of TNPC reflect certain allocated operating expenses from EES and Enron. Such allocations and charges are based on a percentage of total operating expenses for the services provided, based on factors such as headcount or the specific level of activity directly related to such costs. For the period from May 1, 1997 through December 31, 1997 and the years ended December 31, 1998 and 1999, approximately $12,865,000, $7,506,000 and $13,249,000, respectively, of general and administrative costs were allocated to TNPC.

    For the six months ended June 30, 1999 and 2000, respectively, $6,669,600 (unaudited), and $2,863,949 (unaudited), respectively of operating expenses were incurred by EES and Enron on behalf of TNPC. These costs relate to general corporate support such as accounting and treasury and certain costs incurred under the MSA for which EES and Enron will not be reimbursed by TNPC. These costs have been recorded as operating expenses by TNPC and reflected in the statement of owners' and stockholders' equity as paid-in capital from EES.

                                   TNPC, INC.

NOTE 3--RELATED PARTY TRANSACTIONS (CONTINUED)
    Management believes that the allocation methods used are reasonable and reflective of TNPC's proportionate share of such expenses and are not materially different from those that would have been incurred on a stand-alone basis.

PURCHASES

    EES provided TNPC with all of its natural gas and power supply for each period presented. The purchases were priced at an index price adjusted to reflect the point of delivery of the commodity.

    All purchases and sales of commodity products are based upon physical transactions. TNPC does not presently utilize commodity derivative instruments; however, on a portfolio basis, EES utilized such instruments in its commodity purchase and sale activities. The effects of such usage is not included in the cost of sales to TNPC.

COMMODITY SUPPLY AGREEMENTS

    TNPC entered into a Master Energy Purchase and Sale Agreement (the "Electricity Agreement") effective as of January 6, 2000 with Enron Energy Services, Inc. ("EESI"), a subsidiary of EES, which provides TNPC the ability to purchase up to an aggregate of 2,000,000 kWs of electric power per hour from EESI on either an interruptible or firm basis. TNPC has also entered into a Master Purchase and Sales Agreement (the "Gas Agreement") effective as of January 6, 2000 with EESI which provides TNPC the ability to purchase up to an aggregate of 800,000 MMBtus of natural gas per day from EESI on either an interruptible or firm basis. Neither the Electricity Agreement nor the Gas Agreement obligates TNPC to purchase commodities from EESI. Under both the Electricity Agreement and the Gas Agreement, TNPC has the option to purchase forward quantities of the applicable commodity at either EESI's intra-day wholesale sales price or their wholesale sales price at the close of business on the day of TNPC's purchase request based on specified indices. This wholesale sales price will be adjusted for applicable load shape, locational basis and, in the case of electric power, service delivery voltage, but such adjustments do not include any premiums for small quantity, odd lot or liquidity. Under both the Electricity Agreement and the Gas Agreement, TNPC also has the option to make spot purchases during any month at EESI's then current intra-day wholesale sales price, subject to the same adjustments set forth above.

    Upon the earlier to occur of TNPC's first commodity purchase under the agreements or December 31, 2000, EESI will provide TNPC certain management services, including load forecasting, scheduling, imbalance management invoicing and, in the case of the Gas Agreement, nominating and position reporting at no cost for a period of six months. At the end of that six month period, TNPC may elect to continue receiving some or all of these services at specified costs set forth in the Electricity Agreement or the Gas Agreement, as applicable, until the ultimate termination of that agreement.

    The Electricity Agreement and the Gas Agreement are each effective until January 2002, but TNPC has the option to extend the term of each agreement until January 2004.

NON-COMPETITION AGREEMENT

    TNPC has entered into a non-competition agreement with Enron and EES pursuant to which Enron and EES have agreed not to engage in certain activities related to the retail sale of natural gas or electricity to residential customers until January 6, 2005. The non-competition agreement may be

                                   TNPC, INC.

NOTE 3--RELATED PARTY TRANSACTIONS (CONTINUED) terminated at any time between January 6, 2003 and January 6, 2005 if Enron and its controlled affiliates (including EES) own less than 15% of TNPC's common stock on a fully-diluted basis and less than 15% of TNPC's directors are affiliated with Enron or its controlled affiliates. The non-competition agreement will also terminate immediately in the event of specified change of control transactions relating to Enron. In addition, the non-competition agreement will terminate immediately as to EES if EES is no longer a controlled affiliate of Enron and all of TNPC's common stock held by EES is transferred to Enron or one or more controlled affiliates of Enron.

BUSINESS OPPORTUNITY AGREEMENT

    TNPC has entered into a business opportunity agreement with Enron pursuant to which TNPC renounced any interest or expectancy TNPC may have in any business opportunity that does not consist exclusively of the businesses permitted by its certificate of incorporation. Subject to the terms of TNPC's noncompetition agreement with Enron and EES, the business opportunity agreement also allows Enron and its affiliates to engage in the same businesses that TNPC currently anticipates to be engaged in, even if those business activities cause them to compete against TNPC.

SOFTWARE AGREEMENT

    As part of the Capitalization, TNPC entered into a software agreement with EES whereby EES assigned to TNPC a joint and equal interest in and to specified risk management software and documentation, including source code and any intellectual property rights (other than trademark-related rights) in and to software and related documentation.

    EES is obligated to provide maintenance and support services to TNPC for the software until October 6, 2000. On this date, TNPC will have the option to request that EES deliver a copy of the then-current version of the software. Thereafter, EES is obligated to offer to provide maintenance and support services to TNPC for three years on commercially reasonable terms at least as favorable as those offered by EES to other non-affiliated software customers.

NOTE 4--FINANCIAL INSTRUMENTS

    Historically, market risks have been monitored by a risk control group, operating separately from the units that create or actively manage these risk exposures, to ensure compliance with Enron's stated risk management policies at both the parent and subsidiary levels.

CREDIT RISK

    Credit risk relates to the risk of loss that TNPC would incur as a result of nonperformance by counterparties pursuant to the terms of their contractual obligations. Historically, EES maintained credit policies with regard to its counterparties that management believes significantly minimized its overall credit risk.

NOTE 5--FEDERAL INCOME TAXES

    TNPC incurred losses for tax purposes from inception through the Capitalization that were reported and included in the consolidated Enron group. The tax losses incurred prior to December 23, 1999 do not carry over to TNPC. No provision for income taxes has been recorded to reflect any benefits received resulting from the utilization of the prior losses. As a result, only losses incurred from

                                   TNPC, INC.

NOTE 5--FEDERAL INCOME TAXES (CONTINUED)
December 23, 1999 are available to TNPC as a net operating loss carryforward to reduce taxes payable on future income.

DEFERRED INCOME TAXES

    The principal components of TNPC's deferred income tax liability at December 31, 1998 and 1999 and June 30, 2000 (unaudited) reflect the net tax effects of temporary differences between the carrying amounts of assets and liabilities for financial reporting purposes and the amounts used for income tax reporting. The major types of deferred income tax assets and liabilities are depreciation, amortization and other deferred debits and credits. A valuation allowance was provided to completely reserve all deferred tax assets due to the uncertainty of future taxable income.

    As of June 30, 2000 (unaudited), deferred tax assets related to losses incurred since the Capitalization have been fully reserved with a valuation allowance due to the uncertainty of future taxable income.

NOTE 6--COMMITMENTS AND CONTINGENCIES

INTERACTIVE MARKETING AGREEMENT

    In November 1999, TNPC entered into a marketing agreement with America Online ("AOL") which gives TNPC exclusive rights to market energy products directly to consumers through AOL's online system. The agreement is for a term of six years ending November 2005 and requires variable semi-annual payments aggregating $49,000,000. EES paid $10,000,000 related to this agreement on behalf of TNPC during 1999. Such amount, which was repaid in January 2000, is reflected in the accompanying balance sheet as other assets and amount due to affiliate at December 31, 1999. TNPC will record this amount as expense over the period access is provided to AOL's online system, which is expected to commence in September 2000. Future payments will be expensed over the period in which access is provided to AOL's online system. TNPC will be required to issue up to approximately 2,580,600 shares of its common stock to AOL if certain levels of customer acquisition are achieved. As the shares are earned by AOL, TNPC will record an operating expense equal to the fair value of the shares earned during a specific period. No shares have been earned or issued as of December 31, 1999 or June 30, 2000 (unaudited). Additionally, if total customer acquisition from the agreement exceeds a pre-determined threshold, TNPC will pay AOL a cash payment based on the excess number of customers over the specified threshold at a pre-determined rate per customer.

OUTSOURCING AGREEMENT

    TNPC has entered into a services agreement with International Business Machines Corporation ("IBM"), pursuant to which IBM will provide TNPC with certain systems integration services and other services relating to customer acquisition, customer care and revenue management over a ten-year term. The agreement provides for a combination of fixed and variable fees. The aggregate systems integration services are estimated to be between $65 and $75 million, of which approximately $10 million will be capitalized. For services relating to customer acquisition, customer care and revenue management, fees are a combination of fixed and variable as our customer base grows. Beginning June 1, 2000, TNPC will pay IBM a fixed fee of $1,000,000 per month for the term of the agreement until the total monthly fees reach specified thresholds, plus a variable fee based on number and type of customer. The variable fee includes separate components for each customer that vary based on whether the customer is served online or by mail, a separate fee for each market entered and a per minute customer service charge. The $10,200,000 pertains to software license fees paid to IBM for the use of software relating to customer acquisition, customer care, and revenue management. The license fees will be written off over

                                   TNPC, INC.

NOTE 6--COMMITMENTS AND CONTINGENCIES (CONTINUED) the license periods on a straight line basis beginning August 2000. The license periods vary from three to ten years for the software licenses acquired. The agreement generally provides that IBM will be the exclusive provider of most of TNPC's revenue management and customer care services, but allows TNPC to procure third party services under certain circumstances.

    In addition to the services agreement, TNPC has entered into a subscription agreement with IBM pursuant to which IBM agreed to purchase shares of TNPC's common stock. First, IBM agreed to purchase 1,100,400 shares of TNPC's common stock in exchange for $10,000,000, payable in equal installments on May 31, 2000 and September 29, 2000. Second, IBM agreed to purchase $5,000,000 of TNPC's common stock on December 29, 2000 at one-half the price per share in TNPC's initial public offering of shares. The difference between the IPO price and the discounted purchase price of one-half the IPO price will be recorded as an additional operating expense. Finally, IBM agreed to purchase shares of TNPC's common stock on December 31, 2001 at the average daily closing price of TNPC's common stock on the New York Stock Exchange for the twenty trading days prior to December 31, 2001 in exchange for $5,000,000, as long as such average exceeds 50% of the price per share in the IPO.

LITIGATION

    In February 2000, EES entered into a final judgement and permanent injunction with the State of California to settle allegations that EES had violated laws relating to advertising directed to residential consumers for sales of electric power in 1997 and 1998. The injunction enjoins EES (and all persons, corporations, successors, assigns or other entities acting by, through or under or on behalf of or acting in concert with or participating with EES) from violating such rules with respect to the sale of Enron branded electricity to California residential customers. The injunction imposes procedural disadvantages with respect to the covered parties for any future violations of the injunction, and EES was required to make certain monetary payments. TNPC does not intend to market or sell electricity under an Enron brand in California, and therefore, although the injunction may technically apply to TNPC, TNPC does not believe it will have any practical application to TNPC. Accordingly, in the opinion of management, such injunction will have no effects on the financial position or results of operations of TNPC.

    In October 1999, EES entered into a consent order with the New Jersey Division of Consumer Affairs and Board of Public Utilities to settle allegations that an independent marketing company retained by EES had violated marketing practice rules for retail natural gas sales. The consent order did not constitute a finding that Enron or its affiliates had engaged in any wrongdoing. The consent order required monetary payments and an agreement to adopt policies relating to compliance with marketing rules. Accordingly, in the opinion of management, such injunction will have no effects on the financial position or results of operations of TNPC.

    At December 31, 1999, TNPC was engaged in routine disputes and litigation arising in the ordinary course of business. In the opinion of management, the ultimate liability thereunder, if any, will not have a material adverse effect on the financial position or results of TNPC.

NOTE 7--SUBSEQUENT EVENTS (UNAUDITED)

    In July 2000, TNPC acquired the residential and small commercial retail energy business of the Columbia Energy Mass Markets Business Segment ("Columbia"), a retail provider of electricity and natural gas to residential and small commercial customers in the United States. The acquisition will be accounted for as a purchase. Total purchase consideration included
$11.7 million in cash and 602,200 shares of common stock of TNPC with an estimated value of $6.4 million. Up to an additional $3.9 million of cash consideration can be earned by Columbia if specified levels of customer retention

                                   TNPC, INC.

NOTE 7--SUBSEQUENT EVENTS (UNAUDITED) (CONTINUED) are maintained over the one-year period from the closing of the acquisition. The contingent consideration will be accrued in the period in which it becomes probable and can be reasonably estimated. The accrual of contingent consideration will increase the value of intangible assets acquired and the related amortization subsequent to the settlement of the contingent liability. The preliminary allocation of the purchase price is as follows:

                                                                AMOUNT
Non-Competition Agreement...................................  $ 5,000,000
Use of Brands and Trademarks................................    5,000,000
Customer List...............................................    8,100,000
                                                              -----------
Total Assets Acquired.......................................  $18,100,000
                                                              ===========

    Intangible assets acquired will be amortized on a straight-line basis over 3 years.

    As a part of TPNC's asset purchase agreement with Columbia, TPNC assumed Columbia's rights and obligations under a January 1, 2000 Gas Purchase Agreement between Enron North America Corp. and Columbia. The agreement identifies term gas volume commitments that Columbia agreed to purchase from Enron North America. Pursuant to the assumption, TPNC will purchase gas from Enron North America in the amounts and at the negotiated market based indexed rates and terms contained in the agreement. This agreement will expire on March 31, 2001. TPNC also assumed Columbia's rights and obligations under two master agreements between Enron North America and Columbia. Physical hedge transactions and financial derivative transactions subject to these agreements and related to Columbia's retail operations were assigned to and assumed by TNPC as part of this transaction.

    Also in July 2000, TNPC paid Columbia $32.6 million for natural gas in storage and certain accounts receivable.

    The following unaudited pro forma condensed financial information for the year ended December 31, 1999 and the six month period ended June 30, 2000 is presented to show the results of TNPC as if the acquisition from Columbia occurred at the beginning of the periods presented. The pro forma results include certain adjustments, including increased amortization related to intangibles, and are not necessarily indicative of what the results would have been had the transaction actually occurred on the aforementioned dates.

                                                                   SIX MONTHS
                                                    YEAR ENDED       ENDED
                                                   DECEMBER 31,     JUNE 30,
                                                       1999           2000
                                                           (UNAUDITED)
Revenues.........................................  $114,508,409   $ 89,865,429
Gross Profit.....................................  $   (936,429)  $  8,083,290
Net Loss.........................................  $(77,638,563)  $(50,743,364)
Basic and diluted loss per share.................  $      (3.56)  $      (2.12)

2000 STOCK PLAN

    TNPC plans to adopt the 2000 Stock Plan (the "Plan"). The Plan will allow TNPC, through a committee of TNPC's board of directors (the "Committee"), to grant options or restricted stock to employees, board members and service providers. A total of up to 18,419,400 shares may be issued under the plan and no single optionee may be granted more than 1,500,000 shares in any calendar year. The exercise price for options granted under the plan, as determined by the Committee, will be no less than market value of the TNPC common stock on the date the option is granted. The term of exercise

                                   TNPC, INC.

NOTE 7--SUBSEQUENT EVENTS (UNAUDITED) (CONTINUED) for options granted under the plan will generally be ten years from the effective date of the option agreement. The plan has a term of ten years. During the six months ended June 30, 2000, TNPC granted options to purchase 1,316,600 shares under the plan at a price of $3.88 per share based on the value of the private placement closed in January 2000 and described in Note 1, options to purchase 1,430,000 shares of common stock at an exercise price of $9.69 per share based on the value of a May 2000 private sale of common stock, and options to purchase 4,866,400 shares of common stock at the initial public offering price. Subsequent to June 30, 2000, TNPC granted options to purchase
3,463,000 shares of common stock at the initial public offering price.

NET LOSS PER COMMON SHARE

    Subsequent to December 31, 1999 and through June 30, 2000, TNPC issued options to purchase approximately 7,603,000 shares of common stock to management and employees at various exercise prices based on the estimated fair value of TNPC common shares at the grant date. The exercise prices for all options issued were at or above the estimated average fair value of TNPC shares for 1999; as such, the options issued through June 2000 would not have been considered common equivalent shares had they been issued during 1999.

    Transactions occurred after December 31, 1999 that would have changed materially the number of common shares or potential common shares outstanding at the end of the period if the transaction had occurred before the end of the period. Funding of the December 1999 private placement was completed on January 6, 2000 and all of the subscribed shares and subscribed Class A and Class B Warrants were issued (see Note 1). In May 2000, IBM purchased 1,100,400 common shares of TNPC. In addition, subsequent to December 31, 1999 and through June 30, 2000, TNPC has agreed to issue $5,000,000 of restricted stock based on the initial public offering price. Finally, in July 2000, TNPC sold 9,070,800 Class A Warrants and 639,000 shares of common stock (see Note 1) to a group of outside investors.

EMPLOYMENT AGREEMENTS

    During 2000 TNPC has entered into employment agreements with its key executives. As part of these arrangements the employees will receive salaries, performance bonuses, options to purchase common stock of TNPC under the Plan and certain executives will receive compensation from TNPC to make them whole for equity interests in their former employer which they forfeited to join TNPC. With respect to make-whole arrangements with two executives which are subject to vesting arrangements, we expect to expense an aggregate of $9.7 million between June 30, 2000 and December 31, 2003. Two executives will also receive $5,000,000 in restricted stock upon consummation of this offering valued at the initial public offering price, which amount will be expensed over the applicable vesting period. During the six month period ended June 30, 2000, charges totaling $6,049,494 have been recorded to operating expenses and reflected as current liabilities related to arrangements under the make whole provisions of the employment agreements.

SETTLEMENT CONTRACT WITH EES

    Effective July 2000, TNPC and EES entered into an agreement that clarified the margin calculation for the contributed contracts. For the electricity customers in California, both parties agreed that the monthly margin will equal the "green" energy credit allowed under regulation of $15 per mega-watt hour, less the incremental cost of acquiring green power. For the gas customers in Ohio, TNPC will receive a margin of 7% of sales revenue. This agreement will remain in effect until the customers are transferred from EES to TNPC in 2001.

                                   TNPC, INC.

NOTE 7--SUBSEQUENT EVENTS (UNAUDITED) (CONTINUED)
CONTINGENCY

    TNPC received correspondence from NewEnergy, Inc. alleging that the name of TNPC's operating subsidiary, The New Power Company, is confusingly similar to NewEnergy's name, and to the name New Energy Ventures, under which NewEnergy does business. The correspondence requests TNPC to stop using the name The New Power Company on grounds that it infringes upon NewEnergy's rights. TNPC's management has reviewed this claim and does not believe NewEnergy's claim is valid and does not intend to cease using TNPC's name. At this point, no formal proceedings have been initiated.

                    REPORT OF INDEPENDENT PUBLIC ACCOUNTANTS

To Columbia Energy Group:

    We have audited the accompanying balance sheets of Columbia Energy Mass Markets Business Segment (the Company), a business operation of Columbia Energy Group, as of December 31, 1998 and 1999, and the related statements of income, changes in segment equity and cash flows for the years then ended. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on the financial statements based on our audits.

    We conducted our audits in accordance with auditing standards generally accepted in the United States. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

    As discussed in Note 1 to the financial statements, the accompanying financial statements represent the retail gas and electric marketing operations of Columbia Energy Group, as represented by the operations of Columbia Energy Retail Corporation and the electric retail operations of Columbia Energy Power Marketing Corporation as reflected in the books and records of such operations during the periods presented.

    In our opinion, the financial statements referred to above present fairly, in all material respects, the financial position of Columbia Energy Mass Markets Business Segment as of December 31, 1998 and 1999 and the results of its operations and its cash flows for the years then ended in conformity with accounting principles generally accepted in the United States.

                                          ARTHUR ANDERSEN LLP

New York, New York
June 12, 2000
(except with respect to Note 7,
which date is July 31, 2000).

                 COLUMBIA ENERGY MASS MARKETS BUSINESS SEGMENT

                                 BALANCE SHEETS

                                                          AS OF DECEMBER 31,        AS OF JUNE 30,
                                                      ---------------------------   ---------------
                                                          1998           1999            2000
                                                                                      (UNAUDITED)
                       ASSETS
CURRENT ASSETS:
  Cash and cash equivalents.........................  $         --   $    186,577    $    224,203
  Accounts receivable...............................    11,613,104     25,603,139      11,732,640
  Storage inventory and imbalances..................     8,857,735     23,813,586      17,180,559
  Prepayments.......................................       479,027         50,692              --
                                                      ------------   ------------    ------------
Total current assets................................    20,949,866     49,653,994      29,137,402

Property, plant & equipment, net....................     5,233,789         27,130              --
                                                      ------------   ------------    ------------
Total assets........................................  $ 26,183,655   $ 49,681,124    $ 29,137,402
                                                      ============   ============    ============

           LIABILITIES AND SEGMENT EQUITY
CURRENT LIABILITIES:
  Accounts payable trade............................  $  1,028,193   $  1,580,647    $ 17,662,221
  Accrued expenses..................................     2,194,120      3,274,826         862,658
  Other current liabilities.........................            --        750,000         300,000
                                                      ------------   ------------    ------------
Total current liabilities...........................     3,222,313      5,605,473      18,824,879
                                                      ------------   ------------    ------------
Due to affiliates...................................    38,507,318     84,834,828      57,451,496
Total liabilities...................................    41,729,631     90,440,301      76,276,375
Segment equity......................................   (15,545,976)   (40,759,177)    (47,138,973)
                                                      ------------   ------------    ------------
Total liabilities and segment equity................  $ 26,183,655   $ 49,681,124    $ 29,137,402
                                                      ============   ============    ============

   The accompanying notes are an integral part of these financial statements.

                 COLUMBIA ENERGY MASS MARKETS BUSINESS SEGMENT

                              STATEMENTS OF INCOME

                                           YEARS ENDED DECEMBER 31,     SIX MONTHS ENDED JUNE 30,
                                          ---------------------------   --------------------------
                                              1998           1999           1999          2000
                                                                               (UNAUDITED)
REVENUES:
  Gas sales.............................  $ 27,856,624   $ 91,292,672   $ 52,474,986   $77,501,424
  Power sales...........................            --     15,377,650      4,011,230     7,606,107
                                          ------------   ------------   ------------   -----------
Total revenue...........................    27,856,624    106,670,322     56,486,216    85,107,531

Cost of sales:
  Gas purchases.........................    25,165,401     92,993,164     49,968,509    70,095,477
  Power purchases.......................            --     16,703,435      4,917,924     7,654,862
                                          ------------   ------------   ------------   -----------
Total cost of sales.....................    25,165,401    109,696,599     54,886,433    77,750,339
                                          ------------   ------------   ------------   -----------
Gross margin............................     2,691,223     (3,026,277)     1,599,783     7,357,192

Operating expenses
  General & administrative..............    17,605,604     31,385,834     15,750,325     9,668,627
  Bad debt expense......................       435,835      5,501,699      3,501,117     2,966,285
  Depreciation & amortization...........       195,760      6,664,377        595,272        27,130
                                          ------------   ------------   ------------   -----------
Total operating expenses................    18,237,199     43,551,910     19,846,714    12,662,042

Operating loss..........................   (15,545,976)   (46,578,187)   (18,246,931)   (5,304,850)
  Interest (income) expense (Note 3)....            --     (1,364,986)      (723,958)    1,074,946
                                          ------------   ------------   ------------   -----------
Net loss................................  $(15,545,976)  $(45,213,201)  $(17,522,973)  $(6,379,796)
                                          ============   ============   ============   ===========

   The accompanying notes are an integral part of these financial statements.

                 COLUMBIA ENERGY MASS MARKETS BUSINESS SEGMENT
                    STATEMENTS OF CHANGES IN SEGMENT EQUITY

Balance, January 1, 1998....................................  $         --
Net loss for 1998...........................................   (15,545,976)
                                                              ------------
Balance, December 31, 1998..................................  $(15,545,976)
Capital contribution........................................    20,000,000
Net loss for 1999...........................................   (45,213,201)
                                                              ------------
Balance, December 31, 1999..................................  $(40,759,177)
Net loss for the period ended June 30, 2000 (unaudited).....    (6,379,796)
                                                              ------------
Balance, June 30, 2000 (unaudited)..........................  $(47,138,973)
                                                              ============

   The accompanying notes are an integral part of these financial statements.

                 COLUMBIA ENERGY MASS MARKETS BUSINESS SEGMENT

                            STATEMENTS OF CASH FLOWS

                                          YEARS ENDED DECEMBER 31,      SIX MONTHS ENDED JUNE 30,
                                         ---------------------------   ---------------------------
                                             1998           1999           1999           2000
                                                                       (UNAUDITED)    (UNAUDITED)
CASH FLOWS FROM OPERATING ACTIVITIES:
Net Loss...............................  $(15,545,976)  $(45,213,201)  $(17,522,973)  $ (6,379,796)
Adjustments to reconcile net loss to
  net cash used in operating
  activities--
  Depreciation and amortization........       195,760      6,664,377        586,561         27,130
  Changes in operating assets and
    liabilities:
    Accounts receivable................   (11,613,104)   (13,990,035)       402,639     13,870,498
    Inventories........................    (8,857,735)   (14,955,851)    (9,549,520)     6,633,027
    Prepaid expenses...................      (479,027)       428,335        426,532         50,692
    Accounts payable...................     1,028,193        552,454      2,175,966     16,081,574
    Accrued expenses...................     2,194,120      1,080,706       (974,298)    (2,412,167)
    Other liabilities..................            --        750,000        952,009       (450,000)
                                         ------------   ------------   ------------   ------------
      Net cash provided by (used in)
        operating activities...........   (33,077,769)   (64,683,215)   (23,503,084)    27,420,958
                                         ------------   ------------   ------------   ------------

CASH FLOWS FROM INVESTING ACTIVITIES:
  Capital Expenditures.................    (5,429,549)    (1,457,718)    (1,225,608)            --
                                         ------------   ------------   ------------   ------------
      Net cash used in investing
        activities.....................    (5,429,549)    (1,457,718)    (1,225,608)            --
                                         ------------   ------------   ------------   ------------

CASH FLOWS FROM FINANCING ACTIVITIES:
  Intercompany accounts payable........    38,507,318     46,327,510      4,863,262    (27,383,332)
  Capital Contribution.................            --     20,000,000     20,000,000             --
                                         ------------   ------------   ------------   ------------
      Net cash provided by (used in)
        financing activities...........    38,507,318     66,327,510     24,863,262    (27,383,332)
                                         ------------   ------------   ------------   ------------
CHANGE IN CASH.........................            --        186,577        134,570         37,626
CASH, beginning of year................            --             --             --        186,577
                                         ------------   ------------   ------------   ------------
CASH, end of year......................  $         --   $    186,577   $    134,570   $    224,203
                                         ============   ============   ============   ============

SUPPLEMENTAL DISCLOSURE OF CASH FLOW
  INFORMATION:
  Cash paid for--
    Interest...........................  $         --   $         --   $         --   $  1,074,945
    Income taxes.......................  $         --   $         --   $         --   $         --

   The accompanying notes are an integral part of these financial statements

                 COLUMBIA ENERGY MASS MARKETS BUSINESS SEGMENT

                         NOTES TO FINANCIAL STATEMENTS

1.  ORGANIZATION

    Columbia Energy Mass Markets Business Segment is comprised of Columbia Energy Retail Corporation (CERC) and the residential and small commercial electric business of Columbia Energy Power Marketing Corporation (CPM) (collectively referred to as the "Company"). Both CERC and CPM are presently separate legal entities. CERC provides service to retail customers only, while CPM serves retail and wholesale customers. As noted, the accompanying financial statements reflect all the operations of CERC and only the retail operations of CPM. Both CERC and CPM are wholly-owned subsidiaries of Columbia Energy Services ("CES"). CES is a wholly-owned subsidiary of Columbia Energy Group ("Columbia"). The Company provides retail marketing and retail sales of natural gas and electricity (power) to residential and small commercial customers in the United States, generally pursuant to "customer choice" programs. All gas is acquired from affiliates. Electricity was acquired from unaffiliated third parties for participation in PECO Energy Company's electric customer choice program in Pennsylvania. For financial reporting purposes, the Company's operations commenced on January 1, 1998. The accompanying financial statements represent the assets, liabilities, revenues and expenses of the Company as reflected in its books and records during such periods. Separate books and records were maintained for CERC. CPM's books and records included both retail and wholesale operations. However, the retail sales and purchases, accounts receivable and accounts payable were specifically identified in the accounting records. Total Company sales for CPM approximated $1 billion for 1999.

    In 1999, CES made a $20,000,000 investment in the Company, which has been reflected in Segment Equity in the accompanying financial statements.

2.  SIGNIFICANT ACCOUNTING POLICIES

BASIS OF PRESENTATION

    As noted, the accompanying financial statements reflect the financial position, results of operations, cash flows and changes in segment equity applicable to the operations of the Company. The financial statements are derived from the historical books and records of the Company. These financial statements have been prepared in accordance with accounting principles generally accepted in the United States.

    The Company does not maintain corporate treasury, legal, tax, purchasing and other similar corporate support functions. Certain corporate costs were allocated to the Company as discussed in Note 3.

USE OF ESTIMATES

    The preparation of financial statements in conformity with accounting principles generally accepted in the United States requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Because of the use of estimates is inherent in the financial reporting process, actual results could differ from those estimates.

INVENTORY AND IMBALANCES

    Inventories represent natural gas in storage, and are stated at the lower of cost or market. In addition, the Company delivers natural gas to the local distribution companies for further delivery to

                 COLUMBIA ENERGY MASS MARKETS BUSINESS SEGMENT

2. SIGNIFICANT ACCOUNTING POLICIES (CONTINUED) the Company's customers. Actual usage by the Company's customers will differ from the amount of natural gas delivered to the local distribution companies. This difference is referred to as an "imbalance" and is stated at the lower of cost or market. The Company periodically compares the carrying value of natural gas in inventory and imbalances resulting from deliveries of gas to local distribution companies in excess of actual usage to its realizable market value. The carrying value of any inventory or imbalances deemed to be not realizable are charged to earnings.

PROPERTY, PLANT AND EQUIPMENT

    Property, plant and equipment generally represent computer equipment, office furniture and fixtures and are recorded at cost. Depreciation is computed principally using the straight-line method over the estimated useful lives of the respective assets.

REVENUE RECOGNITION

    The Company recognizes revenue when the natural gas or electricity has been delivered to its customer.

ADVERTISING COSTS

    Advertising costs are expensed as incurred.

INCOME TAXES

    The Company is not a separate taxable entity for federal income tax purposes. Its results of operations are included in the consolidated Columbia federal income tax returns. Pursuant to a tax sharing agreement with Columbia, the Company will receive the benefit of its income tax losses when such losses are realized by the Company on a separate return basis. Management believes that realization of such losses is not likely, and therefore a valuation allowance has been recorded.

SEGMENT INFORMATION

    The Company is organized and managed as one operating segment that provides retail marketing and retail sales of natural gas and electricity to residential and small commercial customers.

RISK MANAGEMENT ACTIVITIES

    Through December 31, 1999, all purchases and sales of commodity products were based upon physical transactions. The Company did not utilize commodity derivative instruments; however, CES-Wholesale utilized such instruments in its gas purchase activities, and consequently, the effects of such usage is included in the transfer price of gas to the Company (see Note 3). As of January 1, 2000, the Company began utilizing swap instruments to hedge natural gas commodity and basis exposure risk associated with its fixed price contracts (see Note 6). In these swap instruments the Company pays the counter-parties the amount by which the floating variable price (settlement price) is below the fixed swap price and receives the amount by which the settlement price exceeds the fixed swap price. The results of the swap transactions will be included in income when the related purchase of gas occurs and will generally result in a realized margin represented by the difference between the fixed sales price and the fixed swap price.

                 COLUMBIA ENERGY MASS MARKETS BUSINESS SEGMENT

2.  SIGNIFICANT ACCOUNTING POLICIES (CONTINUED)
    The following table sets forth selected financial data associated with the Company's swap transactions outstanding at June 30, 2000 (unaudited):

TYPE OF CONTRACT  FISCAL YEAR  FIXED PRICE     VOLUME     FAIR
     VALUE        OF MATURITY    PER DTH       (DTH)     ($000)
----------------  -----------  -----------   ----------  ------
Swaps-Commodity   2000-2001      $2.631      15,408,000  25,647
Swaps-Basis       2000-2001      $0.240       9,636,000      45

    The fair values shown in the above table represent the amounts the Company would have received or paid if it had closed the derivative positions on June 30, 2000.

NEW ACCOUNTING REQUIREMENTS

    In 1998, the Financial Accounting Standards Board issued Statement of Financial Accounting Standards (SFAS) No. 133, "Accounting for Derivative Instruments and Hedging Activities". SFAS No. 133 establishes accounting and reporting standards requiring that every derivative instrument (including certain derivative instruments embedded in other contracts) be recorded on the balance sheet as either an asset or liability measured at its fair value. The statement requires that changes in the derivative's fair value be recognized currently in earnings unless specific hedge accounting criteria are met. SFAS No. 133 is effective for fiscal years beginning after June 15, 2000. The Company believes that SFAS No. 133 will not have a material impact on its financial statements.

3.  RELATED PARTY TRANSACTIONS

    CES and Columbia perform certain administrative services for the benefit of the Company including Senior Executive oversight, Human Resource administration, Legal, Information Technology, Internal Audit and Business Development. Depending on the nature of the services provided, the costs are either directly related or allocated. Such costs were $2,552,000 and $6,905,000 in 1998 and 1999, respectively, and are included in general and administrative expenses. No allocations of general and administrative costs were made from CPM to the retail operation as any such allocations would have been insignificant.

    As noted, during 1998 and 1999, CES provided the Company with 100% of its natural gas supply, as well as certain commodity management and risk management services.

    The cost of purchases from affiliates were:

                                                        1998          1999
                                                     -----------   -----------
CES-Wholesale:
  Natural Gas......................................  $25,165,401   $92,982,717
  Inventory........................................  $ 9,278,214   $10,411,883

    The transfer price applicable to related party commodity purchases is generally based on the cost of such commodity to CES-Wholesale, which includes transportation and applicable storage costs. Although the transfer price is intended to approximate the cost of procuring supply from an unaffiliated vendor, transactions between affiliates can not be considered to be at arms-length.

    The cost for Commodity management and risk management services provided to the Company by CES was $0 and $363,000, in 1998 and 1999 respectively, and is included in general & administrative costs in the accompanying statement of income.

                 COLUMBIA ENERGY MASS MARKETS BUSINESS SEGMENT

3.  RELATED PARTY TRANSACTIONS (CONTINUED)
    The Company has been primarily financed through equity investments and intercompany payables. No interest has been charged to the Company related to such payables. To the extent the Company had cash received from commodity sales, it invested such cash on a short-term basis in Columbia's "money pool" which allows Columbia's operating companies to invest/borrow funds, as needed. During the year ended December 31, 1999, interest income of approximately $1,400,000 was earned by the Company from these short-term investments in Columbia's "money pool".

4.  PENSION AND OTHER POSTRETIREMENT BENEFITS

    The Company participates in Columbia's noncontributory, qualified defined benefit pension plan covering essentially all employees. Benefits are based primarily on years of credited service and employee's highest three-year average annual compensation in the final five years of service. Effective January 1, 2000, Columbia adopted a cash balance feature to the pension plan that provides benefits based on a percentage, which may vary with age and years of service, of current eligible compensation and current interest credits. Columbia's funding policy complies with Federal laws and tax regulations.

    The Company also participates in Columbia's medical and life insurance programs offered to retirees. Essentially all active employees are eligible for these benefits upon retirement, after completing ten consecutive years of service after age 45. Normally, spouses and dependents of retirees are also eligible for medical benefits. The information presented below is as of September 30 rather than December 31. The effect of utilizing September 30 rather than December 31 is not significant. Company employees account for less than 1% of the employees participating in the plans.

    Pension costs as well as other post-employment benefit costs are allocated to the Company by Columbia; related pension and other post-employment benefit obligations and assets, as described in the tables below, are not allocated separately by Columbia to the Company. Pension expense charged to the Company for the years ended December 31, 1998 and 1999 were $2,000 and $0, respectively. Other post-employment benefit costs charged to the Company for the years ended December 31, 1998 and 1999 were $40,000 and $30,000, respectively.

                 COLUMBIA ENERGY MASS MARKETS BUSINESS SEGMENT

4.  PENSION AND OTHER POSTRETIREMENT BENEFITS (CONTINUED)
    The following table provides a reconciliation of the plans' funded status and amounts reflected in Columbia's consolidated balance sheets at December 31:

                                                               PENSION BENEFITS       OTHER BENEFITS
                                                              -------------------   -------------------
                                                                1998       1999       1998       1999
                                                              --------   --------   --------   --------
                                                                           ($ IN MILLIONS)
CHANGE IN BENEFIT OBLIGATION
Benefit obligation at beginning of year.....................    888.9      946.8      309.8      198.9
Service cost................................................     31.3       30.6       13.0       12.6
Interest cost...............................................     64.7       62.9       23.4       14.0
Plan participants' contributions............................       --         --        2.8        2.4
Plan amendments.............................................       --        3.9       (2.2)       4.5
Actuarial (gain) loss.......................................     56.0      (59.8)       6.1      (12.2)
Settlements.................................................       --         --     (130.3)     (24.5)
Actual expense paid.........................................     (5.2)      (4.7)        --         --
Benefits paid...............................................    (88.9)     (95.9)     (23.7)     (13.5)
                                                              -------    -------     ------     ------
Benefit obligation at end of year...........................    946.8      883.8      198.9      182.2
                                                              =======    =======     ======     ======
CHANGE IN PLAN ASSETS
Fair value of plan assets at beginning of year..............  1,164.6    1,091.5      242.9      117.0
Actual return on plan assets................................     20.8      210.0       11.2       26.0
Columbia contributions......................................       --         --       32.4       15.5
Plan participants' contributions............................       --         --        2.8        2.4
Settlements.................................................       --         --     (146.9)     (31.6)
Actual expense paid.........................................     (5.2)      (4.7)      (1.7)        --
Benefits paid...............................................    (88.7)     (95.7)     (23.7)     (13.5)
                                                              -------    -------     ------     ------
Fair value of plan assets at end of year....................  1,091.5    1,201.1      117.0      115.8
                                                              =======    =======     ======     ======
Funded status of plan at end of year........................    144.7      317.3      (81.9)     (66.4)
Unrecognized actuarial net gain.............................   (237.8)    (403.4)     (41.5)     (54.1)
Unrecognized prior service cost.............................     45.1       45.2       (2.2)       2.6
Unrecognized transition obligation..........................      4.6        3.5         --         --
Fourth quarter contributions................................       --         --        4.5        3.3
                                                              -------    -------     ------     ------
ACCRUED BENEFIT COST........................................    (43.4)     (37.4)    (121.1)    (114.6)
                                                              =======    =======     ======     ======

                 COLUMBIA ENERGY MASS MARKETS BUSINESS SEGMENT

4.  PENSION AND OTHER POSTRETIREMENT BENEFITS (CONTINUED)

                                                                         PENSION
                                                                         BENEFITS                 OTHER BENEFITS
                                                                  ----------------------      ----------------------
                                                                    1998          1999          1998          1999
                                                                  --------      --------      --------      --------
WEIGHTED-AVERAGE ASSUMPTIONS AS OF SEPTEMBER 30,
Discount rate assumption....................................        6.75%         7.75%         6.75%         7.75%
Compensation growth rate assumption.........................        4.40%         4.50%         4.40%         4.50%
Medical cost trend assumption...............................          --            --          5.50%         5.50%
Assets earnings rate assumption*............................        9.00%         9.00%         9.00%         9.00%

------------------------

* One of the several established medical trusts is subject to taxation which results in an after-tax asset earnings rate that is less than 9.00%

                                                                    PENSION                OTHER
                                                                   BENEFITS              BENEFITS
                                                              -------------------   -------------------
                                                                1998       1999       1998       1999
                                                              --------   --------   --------   --------
                                                                           ($ IN MILLIONS)
NET PERIODIC COST
Service cost................................................    31.3       30.6       13.0       12.6
Interest cost...............................................    64.7       62.9       23.5       14.0
Expected return on assets...................................   (99.7)     (94.1)     (18.3)      (9.4)
Amortization of transition obligation.......................     1.2        1.2         --         --
Recognized gain.............................................   (17.5)     (10.2)     (10.3)      (2.1)
Prior service cost amortization.............................     3.7        3.7         --       (0.4)
Settlement gain.............................................      --         --      (46.6)      (6.1)
                                                               -----      -----      -----       ----
NET PERIODIC BENEFITS COST (BENEFIT)........................   (16.3)      (5.9)     (38.7)       8.6
                                                               =====      =====      =====       ====

    Assumed health care cost trend rates have a significant effect on the amounts reported for the health care plans. A one-percentage-point change in assumed health care cost trend rates would have the following effects:

                                                            1% POINT   1% POINT
                                                            INCREASE   DECREASE
                                                            --------   --------
Effect on service and interest components of net periodic
  cost....................................................   $ 2.6      $ (2.4)
Effect on accumulated postretirement benefit obligation...   $15.0      $(13.8)

    During 1998 and 1999, trusts established by Columbia purchased insurance policies that provide both medical and life insurance with respect to liabilities to a selected class of current retirees (none of which relate to the Company). As a result, pre-tax gains were recorded in 1998 and 1999, in Columbia's consolidated financial statements.

5.  CREDIT RISK AND CUSTOMER CONCENTRATION

    As noted, the Company provides retail marketing and retail sales of natural gas and electricity to residential and small commercial customers. The Company primarily operates in areas where the local distribution company servicing the Company's customers bills on the Company's behalf.

                 COLUMBIA ENERGY MASS MARKETS BUSINESS SEGMENT

6.  COMMITMENTS AND CONTINGENCIES

    As of June 30, 2000, the Company, under certain fixed rate commodity contracts, has commitments for net purchases of 144,800 megawatt hours at prices ranging from $26.70 - $98.50 per megawatt hour through May 2001 (unaudited).

    The Company has committed to supply its customers with their natural gas supply for a period up to two years. The Company estimates, based on historical experience and current trends, that it will be required to meet the following demand:

CONTRACT
EXPIRATION                                         SUPPLY VOLUME    SALES PRICE
----------                                         -------------   -------------
                                                    (1,000 DTH)      (PER DTH)
2000.............................................      11,338      $2.40 - $4.79
2001.............................................       6,923      $2.40 - $4.79

    The Company has commitments to purchase, at market prices, approximately 17,700,000 dth of natural gas from July, 2000 through March, 2001 (unaudited).

    The Company's rent expense for the years ended December 31,1998 and 1999 was $192,000 and $845,000, respectively. The Company does not have future minimum rental payments required under operating leases that have initial or remaining noncancellable lease terms in excess of one year.

    The Company is involved in various claims and legal actions arising in the normal course of its businesses. It is management's opinion that the ultimate disposition of these matters will not have a material adverse effect on the Company's financial position, results of operations or cash flow.

7.  SALE OF COMPANY

    In July 2000, The New Power Company ("New Power") acquired the customer base and certain assets of the Company. Total purchase consideration included
$11.7 million in cash and 602,200 shares of common stock of TNPC, Inc., New Power's parent. Up to an additional $3.9 million of cash consideration can be earned by CES if specified levels of customer retention are maintained over the one year period from the closing of the acquisition. Also in July 2000, New Power paid the Company $32.6 million for natural gas in storage and certain accounts receivable. Pursuant to the agreement, contracts with Columbia's customers will transfer to New Power once the requisite regulatory approvals are obtained. During the period August 1, 2000 through January 31, 2001, New Power is providing all service requirements for customer contracts not yet transferred to New Power. For providing this service, New Power is paid a fee by the Company equivalent to the revenues generated by such customers. For any customers for which regulatory approval is not obtained by January 31, 2001, those customers will remain with the Company.

--------------------------------------------------------------------------------
--------------------------------------------------------------------------------

OCTOBER 4, 2000

                                     [LOGO]

                                     [LOGO]

                                   TNPC, INC.

                       24,000,000 SHARES OF COMMON STOCK

                              -------------------

                                   PROSPECTUS
                              -------------------

CREDIT SUISSE FIRST BOSTON                          DONALDSON, LUFKIN & JENRETTE

--------------

                                   CHASE H&Q
                               CIBC WORLD MARKETS
                            PAINEWEBBER INCORPORATED
                              SALOMON SMITH BARNEY
                                 DLJDIRECT INC.

----------------------------------------------------------------------

We have not authorized any dealer, salesperson or other person to give you written information other than this prospectus or to make representations as to matters not stated in this prospectus. You must not rely on unauthorized information. This prospectus is not an offer to sell these securities or our solicitation of your offer to buy the securities in any jurisdiction where that would not be permitted or legal. Neither the delivery of this prospectus nor any sales made hereunder after the date of this prospectus shall create an implication that the information contained herein or the affairs of TNPC have not changed since the date hereof.

--------------------------------------------------------------------------------

--------------------------------------------------------------------------------

Until October 29, 2000 (25 days after the date of this prospectus), all dealers that effect transactions in these shares of common stock may be required to deliver a prospectus. This is in addition to the dealer's obligation to deliver a prospectus when acting as an underwriter in this offering and when selling previously unsold allotments or subscriptions.
--------------------------------------------------------------------------------